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DATE: 9/26/05

Annual Report 2005

Year ended March 31, 2005

82-1170

OMRON

Sensing tomorrow™

ARS
3-31-05



CONTENTS

SHIFTING GEARS TO VA



Sustainability Report 2005
omron

Sustainability Report 2005
For information on Omron's sustainability initiatives, please refer to "Sustainability Report 2005", a report on social and environmental activities to our stakeholders, including employees, clients and customers, shareholders, and the regional community.
http://www.omron.com/corporate/csr/



FINANCIAL FACT BOOK 2005
omron

Financial Fact Book 2005
For financial data from the past 10 years, please refer to "Fact Book 2005".
http://www.omron.com/ir/ir_factbook.html

A Caution Concerning Forward-Looking Statements
Statements in this annual report with respect to Omron's plans, strategies and benefits, as well as other statements that are not historical facts, are forward-looking statements involving risks and uncertainties. Important factors that could cause actual results to differ materially from such statements include, but are not limited to, general economic conditions in Omron's markets, which are primarily Japan, North America, Europe, Asia-Pacific and China; demand for, and competitive pricing pressure on, Omron's products and services in the marketplace; Omron's ability to continue to win acceptance for its products and services in these highly competitive markets; and movements of currency exchange rates.

Definition of Terms
All references to "Omron" and "the Company" herein are to Omron Corporation; references to "the Omron Group" and "the Group" refer to Omron Corporation and consolidated subsidiaries and affiliates.

The Omron Group has developed its business in a global setting, aiming to provide innovative devices and solutions that meet the requirements of industry and society, and that help to improve the quality of life.

FY2004 was the first fiscal year of the Second Stage (FY2004 to FY2007) of the Omron Group's Grand Design 2010, our long-term management plan up to 2010. As was the case last year, we have been able to increase both sales and profit this year as well, beating all our previous performances. The theme of the Second Stage is "Balancing Growth & Earnings," and we are making significant strides toward achieving that aim.

Leveraging our core sensing & control technology competencies in combination with our know-how, we will continue to pursue our goal of becoming the leading company in the global industry as we steadily fulfill our mission to contribute meaningfully to the development of society.

UE-ORIENTED GROWTH



WE ARE STEADILY WORKING OUR WAY TOWARD THE ESTABLISHMENT OF PLATFORMS FOR SUSTAINED GROWTH.

MAXIMIZE LONG-TERM CORPORATE VALUE

In 2001, the Omron Group formulated Grand Design 2010 (GD2010), a long-term management plan expressing the desired direction for the Group over the coming decade, with a priority goal of maximizing corporate value over the long term. Furthermore, we divided the GD2010 into three stages (Medium-term Management Plans) and have assigned a theme to each of them. Currently in the second stage, we are working on Balancing Growth & Earnings, with the target of doubling total business value.


1st Stage
2nd Stage
3rd Stage
Maximize Long-Term Corporate Value
Establish a profit structure
Balancing growth & earnings
Achieve a growth structure
FY 2001
FY 2004
FY 2007
FY 2010
Target
ROE 10%
Double total business value

THREE CONSECUTIVE TERMS OF INCREASE IN BOTH SALES AND PROFIT ACHIEVED

The Omron Group is steadily expanding its performance, aiming to achieve the final goal of the second stage (net sales of ¥750 billion and operating income of ¥75 billion in fiscal 2007). In fiscal 2004, we broke our record in both operating income and net income with the double effects of an **increase in sales** and **improvement in profit structure** based on structural reforms.


(Billions of yen)
(%)
800
600
400
200
0
12
9
6
3
0
Net sales (left axis)
Operating income (left axis)
Opreating income margin (right axis)
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2007 (FY)
(Target)
1st Stage
2nd Stage
3rd Stage

BUSINESS DOMAIN STRUCTURAL REFORMS

(1) We are increasing our net sales ratio for the ECB and AEC segments to establish a business pillar at a level consistent with the IAB segment.

Sales Breakdown by Segment



(%)
100
80
60
40
20
0
Other
HCB
SSB
AEC
ECB
IAB
1999: 10.7, 7.7, 23.1, 19.7, 38.7
2000: 9.4, 6.6, 23.9, 21.8, 38.3
2001: 9.2, 7.6, 24.0, 9.5, 15.2, 34.5
2002: 6.5, 7.9, 21.8, 11.1, 14.8, 37.8
2003: 4.2, 8.0, 23.3, 10.1, 15.2, 39.3
2004: 4.5, 8.3, 18.9, 10.6, 16.6, 41.1
1999
2000
2001
2002
2003
2004 (FY)

Note: Until FY2000, AEC was included in ECB.

IAB: Industrial Automation Business
ECB: Electronic Components Business
AEC: Automotive Electronic Components Business
SSB: Social Systems Business
HCB: Healthcare Business

(2) We are focusing on increasing our sales in the Chinese market.

Sales Breakdown by Region



Asia and other (including greater China)
Europe
North America
Japan (including export)
(%)
100
80
60
40
20
0
1999: 6.7, 11.0, 10.7, 71.5
2000: 7.6, 10.3, 10.8, 71.3
2001: 8.5, 12.2, 12.3, 67.0
2002: 9.9, 13.7, 12.7, 63.7
2003: 10.2, 14.4, 11.0, 64.3
2004: 10.4, 15.2, 10.8, 63.7
1999
2000
2001
2002
2003
2004 (FY)

OPERATIONAL STRUCTURAL REFORMS

We are reducing sales management expenses to establish a strong structure of high profitability.

SG&A Expense Ratio



(%)
26.0
25.0
24.0
23.0
22.0
21.0
20.0
24.1
22.1
25.3
25.3
24.3
23.5
1999
2000
2001
2002
2003
2004 (FY)

Note: Excluding extraordinary factor of response to hazardous chemical substance regulations in FY2004.

FINANCIAL HIGHLIGHTS

Omron Corporation and Consolidated Subsidiaries
Years ended March 31, 2005, 2004 and 2003

	Millions of yen			Thousands of U.S. dollars (Note 2)
	2005/3	2004/3	2003/3	2005/3
Operating Results (for the year):				
Net sales	¥608,588	¥584,889	¥535,073	$5,687,738
Gross profit	249,771	240,054	207,660	2,334,308
Selling, general and administrative expenses (Except research and development expenses)	144,219	142,157	135,112	1,347,841
Research and development expenses	49,441	46,494	40,235	462,065
Operating income	56,111	51,403	32,313	524,402
EBITDA (Note 3)	84,753	79,065	61,989	792,084
Foreign exchange loss, net	75	1,254	575	701
Net income	30,176	26,811	511	282,019
Cash Flows (for the year):				
Net cash provided by operating activities	61,076	80,687	41,854	570,803
Net cash used in investing activities	(36,050)	(34,484)	(30,633)	(336,914)
Free cash flow (Note 4)	25,026	46,203	11,221	233,889
Net cash used in financing activities	(40,684)	(28,119)	(1,996)	(380,223)
Financial Position (at year-end):				
Total assets	585,429	592,273	567,399	5,471,299
Total interest-bearing liabilities	24,759	56,687	71,260	231,393
Total shareholders' equity	305,810	274,710	251,610	2,858,037

	Yen			U.S. dollars (Note 2)
Per Share Data:				
Net income				
Basic	¥ 126.5	¥ 110.7	¥ 2.1	$ 1.18
Diluted	124.8	107.5	2.1	1.17
Shareholders' equity	1,284.8	1148.3	1036.0	12.01
Cash dividends (Note 5)	24.0	20.0	10.0	0.22
Ratios:				
Gross profit margin	41.0%	41.0%	38.8%	
Operating income margin	9.2%	8.8%	6.0%	
R&D expenses ratio	8.1%	7.9%	7.5%	
Return on shareholders' equity (ROE)	10.4%	10.2%	0.2%	
Ratio of shareholders' equity to total assets	52.2%	46.4%	44.3%	
Employees (persons)	24,904	24,324	23,476	
Average Currency Exchange Rate:				
US$	¥ 107.3	¥ 113.4	¥ 122.1	
EUR	135.0	132.4	121.1	

Notes: 1. Financial Highlights are based on U.S. GAAP.
2. The U.S. dollar amounts represent translations of Japanese yen at the approximate exchange rate on March 31, 2005, of ¥107=$1.
3. EBITDA = Operating income + Depreciation and amortization.
4. Free cash flow = Net cash provided by operating activities – Net cash used in investing activities.
5. Cash dividends per share represent the amounts applicable to the respective year, including dividends to be paid after the end of the year.

Net Sales and Operating Income Margin



(Billions of yen)
(%)
700
600
500
400
300
200
100
0
14
12
10
8
6
4
2
0
01/3 02/3 03/3 04/3 05/3
Net sales
Operating income margin

Net Income (Loss) and ROE



(Billions of yen)
(%)
30
20
10
0
-10
-20
15
10
5
0
-5
-10
01/3 02/3 03/3 04/3 05/3
Net income (loss)
ROE

Free Cash Flow



(Billions of yen)
50
40
30
20
10
0
-10
01/3 02/3 03/3 04/3 05/3

Shareholders' Equity and Ratio of Shareholders' Equity to Total Assets



(Billions of yen)
(%)
350
300
250
200
150
100
50
0
70
60
50
40
30
20
10
0
01/3 02/3 03/3 04/3 05/3
Shareholders' equity
Ratio of shareholders' equity to total assets

Cash Dividends per Share



(Yen)
25
20
15
10
5
0
01/3 02/3 03/3 04/3 05/3

R&D Expenses and R&D Expenses Ratio



(Billions of yen)
(%)
50
40
30
20
10
0
10
9
8
7
6
5
01/3 02/3 03/3 04/3 05/3
R&D expenses
R&D expenses ratio

Domestic Macroeconomic Environment

Real GDP Growth Rate



(%)
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0
-1.0
-2.0
4-6 7-9 10-12 1-3 4-6 7-9 10-12 1-3 (month)
2003 2004 2005 (year)

Real Private Capital Investment Growth Rate



(%)
30.0
25.0
20.0
15.0
10.0
5.0
0
-5.0
-10.0
4-6 7-9 10-12 1-3 4-6 7-9 10-12 1-3 (month)
2003 2004 2005 (year)

Machinery Orders Growth Rate (Manufacturing)



(%)
20.0
15.0
10.0
5.0
0
-5.0
-10.0
-15.0
4-6 7-9 10-12 1-3 4-6 7-9 10-12 1-3 (month)
2003 2004 2005 (year)

Source: Cabinet Office, Government of Japan (annualized rate of change from the previous quarter, seasonally adjusted)

Please refer to Six-Year Financial Summary (page 38)

TO OUR SHAREHOLDERS, CUSTOMERS, AND ALL OTHER STAKEHOLDERS

Message from the Chairman

To always remain one step ahead in anticipating social concepts and needs and to respond accordingly with a daring spirit of challenge led by technology that is itself one step ahead— this is the heart of Omron's corporate DNA and the very essence of our corporate mission.

WHAT IS OMRON'S CORPORATE DNA?

As Chairman of the Board of Directors (BOD), I would like to present an overview of the Omron Group's DNA—our fundamental principles and philosophy. DNA is precisely what forms the foundation for our company's management and business strategy. Understanding the company's DNA means that one can foresee how that company thinks and operates in certain environments. In this sense, I believe that a company's DNA is also an important form of information disclosure.

The OMRON Group uses the SINIC (Seed-Innovation to Need-Impetus Cyclic Evolution) Theory as a compass to guide its management. This is a theory, presented in 1970 by founder Kazuma Tateisi, for predicting future social and business trends. It forecasts that in 2005 there will be a shift from industrialized society to an "Optimization Society." Rather than merely providing the kind of material prosperity achieved by industrialized society, *Optimization Society* emphasizes spiritual richness and more holistic human life that involves security, safety, environmental conservation, and health. It is also considered a society that optimally fuses previously contradictory concepts, such as individual/society, culture/nature, and human/machine. Observing the diversification of today's social needs and the heightened interest in corporate social responsibility (CSR), I believe that the transition to an Optimization Society is rightly predicted.



YOSHIO TATEISI
Chairman of the BOD

From this perspective, the OMRON Group has been exploring social needs based on our future projections that ask: What is the ideal form of society? How does a society change? And what types of needs are generated? Based on such predictions, we have been using our own proprietary technology to provide the most optimal products and services. The core of our operations is constantly pulsating with a sense of challenge, as we strive to lead the world in exploring potential social needs. As our 7:3 theory states, a 70% chance of success warrants an attempt, but contingency plans must also be made for the 30% chance of failure. Our exploration of social needs and sense of challenge make up our corporate DNA, which is deeply pervasive throughout the OMRON Group.

2005: THE FOUNDING YEAR OF OPTIMIZATION SOCIETY

As mentioned above, 2005 marks the advent of the Optimization Society under the SINIC Theory. It is considered a year of great importance, a defining moment both for society to advance toward optimization and for the OMRON Group to cultivate social needs. The industrialized society of the past was built from the standpoint of the manufacturer with efficiency and productivity being the ultimate goal. This overlooked essential issues such as environmental pollution, energy, resource depletion, and growing industrial waste, as well as security, safety, health, and human rights—all necessary for us to lead more fulfilling lives. In the emerging Optimization Society, we must not simply pursue efficiency and productivity, but also resolve issues neglected by industrialized society in order to create a society rich in human values. To adequately meet this goal, it is time for us now to begin taking action in earnest. The OMRON Group will mark this turning point for society as the Founding Year of Optimization and steer its efforts in a new direction.

MAXIMIZING CORPORATE VALUE

Turning our attention to the present economic environment, the volatile exchange rates, sudden rise in crude oil prices, and many other factors adversely affect corporate performance. While it is important that we deal with these issues, the present concern is whether we can steadily shift gears to establish a future platform for growth without being held back by oncoming obstacles. Success will depend on four factors: our grasp of the major trends of society, science, and technology indicated by the SINIC Theory; drawing up a 10 to 20-year vision; determining future growth markets as well as our present stance; and advancing the development of new technology needs. I believe that this will lead to the maximizing of long-term corporate value, which is the goal of our Grand Design 2010. We are confident that the OMRON Group is firmly rooted in the spirit of our corporate DNA, vigorously pushing forward toward becoming a future growth company.

July 2005



Yoshio Tateisi, Chairman of the BOD

Message from the President

The Omron Group has now entered a phase of growth with an offensive/defensive balance, and our strategy to achieve our midterm goals is steadily gaining results. We will cement our solid footing with vigilance, while making every effort to enhance our top line growth potential by boldly accelerating our advance investments.

RETROSPECTIVE ON FISCAL 2004

1. Operating Environment

Entering a short-term adjustment phase

The long-term recovery of the Japanese economy took a temporary step back in fiscal 2004, ended March 31, 2005, as the recovery trend entered a period of short-term adjustment. For the Omron Group, our business environment remained robust in the first half of the fiscal year before experiencing a reversal from early autumn, when in addition to the high price of crude oil and other uncertain factors, the IT and digital consumer electronics markets that had supported Japan's export and capital expenditure recovery experienced an adjustment. Coupled with this is an increasing sense of caution regarding China, which while being a major growth engine in the world economy is also moving toward policies that will bring its economic overheating under control.

Medium to long-term recovery trend remains sound

Expectations concerning the medium to long-term forecast for the Japanese economy remain strong, due in part to the belief that Japan has turned the corner on dealing with its non-performing loans problem and other structural reforms. Consumption and employment levels are also showing a modest yet steady recovery, while growth in the Nikkei Stock Average remains brisk.

Breakdown of Changes in Operating Income (Billions of yen)



Sales increase
Exchange losses
Rise of the cost of materials
Cost reductions, etc.
10.5
-0.8
-1.0
-1.0
Increase in
SG&A expenses -2.1
R&D expenses -2.9
51.4
56.1
Change in gross profit
Change in SG&A expenses, R&D expenses
FY2003
Operating income
FY2004
Operating income

2. Operating Results of the Omron Group

Three consecutive years of increased sales and profits

In spite of the business environment, the Omron Group still realized increased sales and profits in fiscal 2004, again achieving its highest-ever profits and extending the record began in fiscal 2003. Net sales for the fiscal year increased 4.1% year-on-year to ¥608.6 billion, operating income was up 9.2% to ¥56.1 billion, and net income rose 12.6% to ¥30.2 billion. In addition, operating income and net income each outpaced our initial targets by 3.9% and 4.1%, respectively.

Steep rise in material prices and heavier advance investments offset by higher net sales

A comparison of operating income with the previous year's results demonstrate that as raw material prices skyrocketed, rising material costs resulted in a negative impact totaling about ¥1 billion. Nearly the same amount, however, was absorbed thanks to our ongoing cost-saving activities. Moreover, exchange rate fluctuations accounted for a negative effect of about ¥800 million, while selling, general and administrative (SG&A) expenses including research and development expenses to further cement our technological edge accounted for a negative effect of about ¥5 billion. Nevertheless, these negative factors were more than offset by our higher net sales (about ¥10.5 billion).



HISAO SAKUTA
President and CEO

Sales growth in nearly all business segments
Asia maintains high growth

As Omron transferred its sales function in the ATM and other information equipment business market to Hitachi-Omron Terminal Solutions Corp. (HOTS), a joint venture in which we hold a 45% stake, in October 2004, our overall sales grew by only 4.1%. Excluding this special factor, however, sales growth stood at 8%. Each of our individual segments apart from the Social Systems Business (SSB), which was affected by the aforementioned special factor, recorded higher sales in fiscal 2004. In the Industrial Automation Business (IAB), sales of equipment and control components for factory automation as well as industrial equipment remained strong domestically and in Europe.

Global Production Reform


(Billions of yen)
400
300
200
100
0
Production in Greater China to increase by 4.5 times
9%
20%
71%
12%
21%
67%
30%
19%
51%
2003
2004
2007 (Target)
(FY)
Japan
Overseas Production (Excluding China Area)
China Area Production

SG&A Expenses Reform


(Billions of yen)
Sales
SG&A Expenses
800
600
400
200
0
28% sales growth planned
750.0
625.0
608.6
584.9
24.3%
23.5% ※
23.3% ※
22.0%
2003
2004
2005 (Plan)
2007 (Target)
(FY)

* Excluding extraordinary factor of response to hazardous chemical substance regulations in FY2004 and FY2005

For the Electronic Components Business (ECB), exports of mobile components increased sharply, mainly to China. In the Healthcare Business (HCB), blood pressure monitors, body composition monitors, and other healthcare devices for home use recorded steady sales. With respect to the Automotive Electronic Components Business (AEC), sales of relays, sensors, and other electronic parts for automobiles, which are becoming increasingly automated, also showed tremendous growth in Europe and Asia. Geographically, sales grew both in Japan and overseas. In particular, overseas sales grew by 8% (27% in China on a dollar basis), continuing the high growth trend from fiscal 2003.

Strengthening our financial foundation, improving management efficiency and other structural improvements to produce ongoing results

We are continuing to strengthen our balance sheet, reducing our total interest-bearing liabilities by ¥31.9 billion from the end of fiscal 2003 and shrinking inventory by ¥1.7 billion. At the same time, a ¥31.1 billion increase in total shareholders' equity resulted in a ratio of shareholders' equity to total assets of 52.2%, a significant year-on-year increase of 5.8 percentage points. Our cost structure improvements have also shown further progress, with the ratio of SG&A expenses to net sales falling 0.8 percentage points year-on-year to 23.5% (excluding extraordinary factor of response to hazardous chemical substance regulations), and the fixed manufacturing cost ratio falling 0.8 percentage points to 16.2%.

Quick start toward growth based on an offensive/defensive balance

As a result of the foregoing, we achieved business expansion while recording a return on shareholders' equity (ROE) of 10.4%, thereby maintaining the absolute target of 10% set out in the Omron Group's long-term management plan Grand Design 2010 (GD2010). In so doing, we have moved from our phase through fiscal 2003 that emphasized "defense" in the form of improved stability (stronger profit structure) to a stage under which continued attention is given to stability improvement (firmed up defense), while simultaneously realizing increased growth potential ("offense"). This is the basic policy of GD2010 2nd stage (FY2004-2007). I strongly believe that the aforementioned results are indicative of a smooth start in fiscal 2004, the first year of the 2nd stage, and are perfectly in line with that basic policy.

FUTURE OUTLOOK AND BASIC STRATEGY

Two Basic Strategies: Operating Structure Reform and Business Domain Reform

The Omron Group aims to increase sales and profits in fiscal 2005. In particular, as of July 2005, we aim to record ¥625 billion in net sales (a 2.7% increase over fiscal 2004), ¥65 billion in operating income (15.8% increase), ¥36 billion in net income (19.3% increase), and an ROE of 10.8% (0.4 percentage point increase). While we will naturally strive to achieve these fiscal 2005 goals, I believe that my mission as President and CEO is to go beyond these and to include a medium to long-term perspective in our operations. As such, this means improving the three elements of corporate value—profitability, growth potential, and stability—in a balanced manner, and expanding corporate value by building a strong profit structure capable of withstanding volatility in the external environment. There are two main policies toward this purpose. The first is operating structure reform that strengthens profitability and cost structure. The second is business domain reform that identifies growth markets and technologies to pursue, and continually recombines business domains toward top line growth. We will take a medium to long-term stance in business domain reform, through which the Omron Group will establish its future footing. We will also determine and closely watch growing sectors, regions, and technologies,

Sales Growth in New Tech Fields


(Billions of yen)
80
60
40
20
0
18.0
28.8
45.0
68.0
2003
2004
2005
(Plan)
2007
(Target)
(FY)

Sales Growth in Greater China


(Millions of USD)
1,400
1,200
1,000
800
600
400
200
0
201
246
325
412
551
1,330
22%
32%
27%
34%
4X in 4 years
Over ¥100B
(=USD 1B)
Sales increase
2001
2002
2003
2004
2005
(Plan)
2007 (FY)
(Target)

and we will not hesitate to make the necessary advance investments.

1) Advancing toward a strong profit structure: Operating structure reform

Production structure reform—shift in production to China

GD2010 2nd stage sets a goal of lowering our fixed manufacturing cost ratio to 15% from the fiscal 2003 level of 17%. One key aspect of this goal is a continuation of our shift in production to the Chinese market, where our production ratio grew from 9% in fiscal 2003 to 12% in fiscal 2004. By fiscal 2007, the final year of GD2010 2nd stage, we expect the rate to rise to 30%.

SG&A structural reform—Containing costs apart from advance investments to maintain our edge

As mentioned earlier, the ratio of SG&A expenses to net sales fell from 24.3% in fiscal 2003 to 23.5% in fiscal 2004. We will reduce this ratio by a further 0.2 percentage points to 23.3% in fiscal 2005, and reduce it further to 22.0% by fiscal 2007.

2) Shifting our footing and directing advance investments toward growing sectors, regions, and technologies (domain structure reform)

Semiconductor and digital consumer electronics industries, automobile industry

Although there will be short-term fluctuations, the potential for business growth in the medium to long term for the semiconductor, digital consumer electronics, and automobile industries is expected to remain high. Even though the digital consumer electronics industry experienced an inventory adjustment in fiscal 2004, I believe that medium to long-term demand will continue to grow as long as there are further size reductions of equipment and components as well as greater advances in digitalization. Demand for LCD backlights is expected to continue rising, and the Omron Group will consider this area a new business domain as it accelerates development in our core technological competencies and advances R&D investment. At the same time, the automobile industry remains on firm ground. While there may be short-term fluctuations in unit sales, the strong trend of increased use of electronic parts is continuing to gather speed. Demands for automobile safety, security, and environmental considerations are also on the rise. The Group has set laser radars (sensors that monitor the space between two vehicles to prevent collisions) as a new business domain, and we will actively invest in the development of new technologies and products. In seven business domains including these two (please refer to page 12), the Group sharply expanded its net sales in the new businesses from ¥18 billion in fiscal 2003 to ¥28.8 billion in fiscal 2004. We will aim to continue increasing sales to ¥45 billion in fiscal 2005 and to ¥68 billion in fiscal 2007.

... And then there is China

We consider China to be a regional engine of growth. While we will certainly see short-term fluctuations flowing from China's economic overheating and its control, it is unthinkable to expect that the great waves generated by the movements of this giant market of 1.3 billion people are close to an end. With respect to China, it will be important to take a medium to long-term stance and take time in our efforts. Our net sales in China grew 27% in fiscal 2004 to US$412 million. We plan to increase our sales to US$551 million in fiscal 2005 and to US$1.33 billion in fiscal 2007.

Determination to carry out necessary investments

Along the lines of the abovementioned two basic strategies, the Group will boldly make advance investments as necessary to expand the top line. Specifically, in fiscal 2005 we will increase capital investment from the fiscal 2004 level of ¥37.4 billion to ¥42 billion, and raise R&D expenditures from

Definition of Business Value


Omron defines business value as the total of present values
of future FCF (Free Cash Flow) generated by each business unit
New Technological Fields
Simulate 10-year FCF based on five-year plan.
Stabilize FCF with lasting value after 11 years.
Existing + Greater China Market
Simulate 3-year FCF
Stabilize FCF with lasting value after 4 years.
Lasting value
DCF:
Present value
of FCF
Business value
FY11 & after
1
FY4 & after

Double the Total Business Value


(Billions of yen)
New Tech Fields
Existing Businesses
1,200
1,000
800
600
400
200
0
600
600
850
130
720
960
160
800
1,200
250
950
2003
2004
2005 (Plan)
2007 (Target)
(FY)

¥49.4 billion to ¥50.0 billion. As for details regarding technology that distinguishes the Group from its competitors for the purpose of expanding new business domains, please see the feature, "Technology-Driven Sustainable Growth Begins Now" (pages 11-14).

Doubling total business value

The final goal of GD2010 2nd Stage is to double the total business value of our various businesses through the abovementioned strategies. We define business value as the present value, calculated by discounting the future free cash flow anticipated from the Group's various business domains. According to our internal estimates, total business value in fiscal 2003 reached ¥600 billon. Going forward, we will make every effort to increase this value to ¥1.2 trillion by fiscal 2007. For fiscal 2004, the business value of existing businesses increased by ¥120 billion, while that of new businesses and business domains went up by ¥130 billion. In fiscal 2005, we aim to increase the total business value by ¥110 billion.

APPROACHES TO STRENGTHEN THE MANAGEMENT SYSTEM AND THE RETURN TO SHAREHOLDERS

Strengthening governance and promoting active information disclosure

Even as the Omron Group firms up our defense, we are pursuing a strategy of gradually shifting our footing toward top line growth. I am well aware that the quicker our growth, the more our risk will increase. In order to pursue sustainable growth while controlling that risk, we must continually improve management transparency and soundness, and earn the unwavering support of our stakeholders by strengthening governance and promoting more active information disclosure. It is also important that we fulfill our corporate social responsibility (CSR) and fully implement compliance strategies. Gaining the support of not only our shareholders, but our broad range of stakeholders including society at large, is a fundamental principle that has been deeply embedded in the fabric of Omron since its founding.

Return to shareholders based on a medium to long-term expansion of corporate value and appropriate dividends

I am well aware that tackling the issue of return to shareholders with a positive commitment is another managerial mission, and one that ultimately enhances corporate value. We intend to continue toward our goal of a dividend payout rate of 20% of consolidated current net income. Our policy is to maintain a minimum annual dividend of ¥10 per share even in the event of deteriorated business results. The dividend for fiscal 2004 was increased by ¥4 to ¥24 for the year, in line with this goal. However, as the Omron Group is shifting its management to an offensive footing, we will give priority to the distribution of profits to retained earnings for the purpose of investment in line with growth, aiming to achieve a medium to long-term increase in corporate value. As for cash flows beyond that, we will not only pay dividends but also actively repurchase our own shares and return as much value as possible to our shareholders.

It is both our mission and our pleasure at the Omron Group to use our technological edge to provide better products and services to meet various social needs in order to earn the further confidence of all of our stakeholders. Your continued support will be greatly appreciated.

July 2005

Hisao Sakuta

Hisao Sakuta, President and CEO

SPECIAL FEATURE:

TECHNOLOGY-DRIVEN SUSTAINABLE GROWTH BEGINS NOW

One of the pillars of the Group's growth strategy is the expansion of new business domains. This means creating new business areas through differentiated new technologies and expanding sales. Our aim is to carry out continuous investment for such technological development, to heighten the Group's superiority, and achieve sustainable growth and increased corporate value driven by technology. In this special feature, we spotlight themes in new business domains that are already starting to be realized, as well as themes based on technologies that are still in the basic research stage but are expected to be realized in the next three to five years.

The Omron Group seeks to achieve the final goal of GD2010 2nd Stage, doubling our total business value, by using the four core differentiated technologies we have cultivated during our more than 70 years of experience to advance the development of new growth domains. In fiscal 2004, our sales results in new business domains based on new technologies were ¥28.8 billion. We plan to expand this to ¥68 billion by fiscal 2007.

BASIC CONCEPTS BEHIND OUR TECHNOLOGY-DRIVEN STRATEGY

In order to maintain our competitive superiority and raise corporate value in the future, the Omron Group will establish business strategy areas from the standpoint of our core technologies, and therein set our foundations for top line growth. This is the idea behind the main theme of GD2010 2nd Stage, "Balancing growth and earnings." We have also defined core technologies (see below) as a common awareness of the Omron Group, in an effort to become a corporate group in which each business increases one another's strengths by tapping into a group-wide synergy.

Definition of Core Technologies

1. Technologies that are the source of the Group's competitive superiority
2. Proprietary technologies that are backed by patents and expertise, and difficult for our competitors to replicate
3. Technologies that can raise profitability and growth potential of key businesses through their combination, and be sustained and strengthened company-wide through business development

CAPTURING SEVEN BUSINESS DOMAINS THROUGH FOUR CORE TECHNOLOGIES

The Omron Group's core technologies start with sensing and control technology. That is, technology for sensing a wide range of situations involving people, machines, and natural phenomena, for extracting and generating valuable information from this, and for executing control in the most appropriate form.

Based on the aforementioned technology-driven strategy concept, we have put together a four-point technology platform that supports sensing and control consisting of: (1) Ultra-precision 3D fabrication and replication technology as well as Micro Electro Mechanical Systems (MEMS) technology; (2) lightwave control technology; (3) sensing technology (vision sensing technology, lightwave sensing technology, and radio wave sensing technology); and (4) knowledge and information technology. We also believe that we should combine these proprietary technologies, and aggressively introduce our management resources in our unrivaled combined technology domains. Therefore, focusing attention on synergy between (1) and (2), and between (3) and (4), we are looking to capture domains in the six areas of optical display devices, optical communications devices, MEMS, in-vehicle, Quality Lifecycle Management (QLM), and Radio Frequency Identification (RFID), as well as a seventh—new energy—through alliances with other companies.

Four Core Technologies and Seven New Growth Domains



Ultra-precision 3D fabrication and replication technology
MEMS technology
Lightwave control technology
Optical display devices
Optical communications devices
MEMS
RFID
In-vehicle
QLM
Power electronics technology
Energy
Vision sensing technology
Lightwave sensing technology
Radio wave sensing technology
Knowledge and information control technology

TWO GROWTH DOMAINS WITH GREAT TECHNOLOGICAL SYNERGY

(1) Synergy between ultra-precision 3D fabrication and replication technology/MEMS technology, and lightwave control technology

Ultra-precision 3D fabrication and replication technology is a manufacturing technology that combines master, electrotyping, reproduction, and materials technologies to realize microminiaturization and mass production of electronic devices. MEMS technology is a means of manufacturing micromachine devices. The Omron Group participated in the "R&D of Micromachine Technology" national project that began as a 10-year project in 1991, and was also one of the earliest MEMS researchers. As a result, the Omron Group is continually developing next-generation products, including the world's smallest and most precise micro-sensors. At the same time, we possess the world's top-class technologies in the area of lightwave control technology, which controls the direction of light and brings out maximum properties of light such as brightness, speed, and energy. We are applying these technologies in areas such as optical display devices and optical communications devices.

(2) Synergy between vision, lightwave, and radio wave sensing technologies, and knowledge and information control technology

Vision sensing technology uses visual data to give human visual functions to machines. Lightwave and radio wave sensing technology utilizes the property of waves that pass through and reflect off physical objects. Knowledge and information control technology produces an "intellect" that allows machines to extract valuable information from information obtained by sensors, learn (accumulate data), and make inferences. In particular, the Omron Group holds a large number of world-class basic patents in the area of fuzzy logic, which is the basis of knowledge and information control technology. Areas in which we are applying these technologies include next-generation base inspection systems, facial recognition devices, and driving safety systems.

GOALS FOR FISCAL 2007 AND OUR PROGRESS

The main goal of GD2010 2nd Stage is not merely the achievement of period income; rather, the essential objective is to "balance growth and earnings." The reason we are boldly aiming to double business value, which we relate to future growth potential, is to come together as a group and build an operating base that has high future growth potential. Our minimum goals to achieve this doubling of business value are to establish new business domains that can be expected to grow by an average of 20% or greater, in principle over a 5 to 10-year growth cycle, and to secure ¥68 billion or greater in sales by fiscal 2007 (a ¥50 billion increase in sales over fiscal 2003). As for progress made thus far, our sales results for new business domains in fiscal 2004 were ¥28.8 billion, 60% higher than in fiscal 2003. Our technology-driven growth strategy continues to advance steadily, with expectations to secure 50% or greater growth in fiscal 2005.

Sales Growth in New Tech Fields


(Billions of yen)
90
60
30
0
AEC (Automotive Electronic Components): Laser radars for automobiles
MEMS: MEMS Sensors, etc.
LCD BL: Liquid crystal backlight
QLM: Automated Optical Inspection Machines, etc
18.0
28.8
Others
AEC
MEMS
LCD BL
QLM
45.0
Others
AEC
MEMS
LCD BL
QLM
Others
¥50b increase from FY2003
180
GD2010 2nd Stage Target: ¥68b
2003
2004
2005 (Plan)
2007 (Target)

SPECIFIC EXAMPLES OF NEW BUSINESS DOMAINS

(1) Liquid crystal display devices—making great strides in brightness improvement and low power consumption

Liquid crystal displays project images not through an emission of light from liquid crystals themselves, but by shining light onto a liquid crystal panel. Through our proprietary technology, the Omron Group developed the Micro-Lens Array (MLA), which combines several million refined micro-sized lenses on a single board. With the MLA, which refracts light that usually disperses in all directions in a single direction, we have developed and are manufacturing and marketing an epoch-making LCD backlight unit for use in cellular phones and digital cameras. The unit maximizes the efficiency of light utilization and has brightness, compactness, and low power consumption properties. Until now, liquid crystal display used in mobile phones have employed two or more LEDs, which are the light sources behind the liquid crystals. However, the backlight unit manufactured by Omron realizes equivalent brightness while using only one LED. Moreover, we are evolving the MLA, and through double prism technology (which adds a sub-prism to eliminate the need for sheets) and nano-prism technology (which increases the transparency of the optical waveguide), we are developing a reversible light that combines the liquid crystal panel's backlight and front light into one light.



MLA Technology
An array of micro-sized lenses.

Sub side (front light) Main side (backlight)


2 backlights
Main liquid crystal display
Sub liquid crystal display
Main side
Sub side
Reversible light
Liquid crystal display
Main side Backlight
Sub side Front light

Old system Reversible light

(2) OKAO Vision—machines that recognize human faces

The Omron Group is developing OKAO Vision, a technology for discerning human faces by detecting distinctive information from images (dot aggregations) obtained by sensors. OKAO Vision is comprised of five elemental technologies: (1) detection of the face; (2) detection of parts of the face; (3) facial recognition; (4) inference of gender, age, and race; and (5) optimal enhancement of facial images. Technology that extracts only the information necessary for discernment and inference and uses efficient algorithms makes possible high-speed detection using small, mobile equipment. Facial image enhancement functions* are already in use by home-use ink-jet printers, but as needs for preventing misuse of cellular phones with fund transfer functions rise, the use of facial recognition functions as a new security measure for cellular phones is gaining attention. There has also been ongoing development of devices that enable vehicles to ensure safety by detecting a driver's condition of fatigue and the likelihood of a driver falling asleep at the wheel. In such ways, the application domain of facial recognition technology is expanding to include a wide range of areas.


Detection of the face
Facial recognition
OKAO VISION
Detection of parts of the face
Gender, age, and race inference

* Facial image enhancement functions: Functions to enhance skin color and so forth at the time of printing by the detection of a "face" from an image obtained by a digital camera, etc.

(3) Laser radar and Tire Pressure Monitoring Systems—securing vehicle safety


Display device
Buzzer
Brake actuator
Controller
Automatic following distance
control system
Laser radar sensor


Brake fluid pressure
Alarm
Elapsed time
Brake fluid pressure
Braking
Elapsed time

The Advanced Safety Vehicle (ASV), a vehicle that can ensure safety by assessing situations on its own by way of features such as lane keep systems and collision-damage mitigating braking, is coming into practical use. Against this backdrop, the Omron Group is marketing a laser radar based on optical sensing technology that maintains a fixed distance between a vehicle and the vehicle in front of it, and supports safe driving. As this product can be offered at lower prices than expensive milliwave radars, we aim to market it not only for luxury cars, but also for economy cars. The product realizes high performance by carrying out efficient and high-precision sensing that concentrates laser light only in the range where vehicles in front may exist, and by enabling the detection of pedestrians several tens of meters ahead (which was difficult to achieve with milliwaves). The laser radar is already available with the new models of major domestic automobile manufacturers.



At the same time, from fiscal 2005 we will introduce to the North American market the Tire Pressure Monitoring System (TPMS), an application of our radio wave sensing technology. The TPMS receives information from sensors located in each of the four tires via the high-frequency receiver of a wireless central processing unit. It performs concentrated management of the information, conveys information regarding tire pressure and internal temperature to the driver, and sounds an alarm in cases of abnormality. In North America, where long-distance travel is common, the need for this system is rising rapidly, and installation of TPMS devices on all vehicles is scheduled to be compulsory in the future.

(4) A solution to improve product quality—machines accumulate expertise comparable to skilled inspectors

Even at automobile production sites on the cutting edge of automation, in the engine inspection process, skilled inspectors are the ones who detect defective items by checking sounds and vibrations. Therefore, the Omron Group has collected data on the waveforms of sounds and vibrations through its original analytical technology, and developed an Auto Sensory Inspection System that can judge sounds and vibrations as well as skilled inspectors. Over long years of working to improve manufacturing processes, the Omron Group has translated into algorithms the know-how of skilled inspectors and their insights into the genesis of defective products. We are combining sensing technology and fuzzy logic methods with this accumulated digital expertise, and evolving our quality guarantee approach from "eliminating outflow of defective items to the market" to "establishing high-quality processes" (i.e., processes that do not generate defective items). Moreover, we are researching "growing production equipment" that generates greater quality and productivity with each use. This equipment accumulates production and inspection data for each manufacturing process, which can be used at all times to discover causes of defects and for the analysis of line improvements. The data can assist in setting optimal manufacturing conditions, and predicting the occurrence of defective items.

Q-upNavi System


DB
P/Z/S 3-process verification (using images and data)
Defect cause inference variation control
Reduction of over-inspection
Post-printing inspection machine (P inspection machine)
Post-mounting inspection machine (Z inspection machine)
Post-reflow inspection machine (S inspection machine)

Manufacturing processes are improved in the PCB line through a 3-process verification that integrates the results obtained during each of the processes of printing (P), mounting (Z), and reflow (S).

Signarc System Auto Sensory Inspection System


Production line
MIC
Vibration sensor
Knowledge from the manufacturing floor condensed into algorithms
Control panel (customer)
Office
Quality guarantee division
Development and design division
Quality control and analysis server

CONTENTS

BUSINESS LINEUP

Summary of Business and Market Position	% of Net Sales	Net Sales (Billions of yen)


IAB
INDUSTRIAL AUTOMATION BUSINESS

Top Market Share for High-Precision Sensors in Japan

The IAB segment is Japan's foremost manufacturer of control devices for factory automation (FA) (our high precision sensors account for approximately 60% of the domestic market*), providing high precision sensing and control equipment that contributes considerably to the improved productivity, profitability, safety, and quality of manufacturers in a wide range of industries.

*Market share data obtained from the Nippon Electric Control Equipment Industries Association (NECA).

41.1%


202.5
229.6
250.3
2002
2003
2004 (FY)


ECB
ELECTRONIC COMPONENTS BUSINESS

Strong presence by pushing ahead of competitors with our proprietary technology

The ECB segment manufactures and sells mainly electronic products such as relays, switches, and connectors for appliances, communications, and industrial equipment. Recently, through cutting-edge technologies such as light wave control technology and MEMS technology, we have made efforts to develop new growth areas.

16.6%


79.4
89.0
101.1
2002
2003
2004 (FY)


AEC
AUTOMOTIVE ELECTRONIC COMPONENTS BUSINESS

Pushing ahead of the competition through products based on new needs in the automobile industry

The AEC segment is carrying out operations with a focus on providing components built into automobiles, such as controllers, sensors, switches, and relays. In the fast evolving automotive electronics market, the Omron Group is actively developing new cutting-edge products such as sensors for measuring the distance between vehicles.

10.6%


59.5
58.8
64.6
2002
2003
2004 (FY)


SSB
SOCIAL SYSTEMS BUSINESS

Top domestic market share for automated gates at stations

Since achieving the world's first "unstaffed train station system" using our proprietary automation and labor saving technology in 1967, the SSB segment has been producing and selling equipment and providing services with railway station service systems and road traffic control systems as its main market.

Note: The ATM business were transferred to Hitachi-Omron Terminal Solutions, Corp. on October 1, 2004.

18.9%


116.7
136.0
115.2
2002
2003
2004 (FY)


HCB

Top Global Brand in Blood Pressure Monitors for Home Use

With our proprietary bio-information sensing technology as our base, the HCB segment produces and sells healthcare and medical equipment such as blood pressure monitors, digital thermometers, pedometers, and body composition monitors. In particular, our main product, blood pressure monitors for home use has the top domestic market share at approximately 60%* and is the top global brand.

*Market share is according to the result of a survey by a private research institute.

8.3%


42.3
47.0
50.6
2002
2003
2004 (FY)


BUSINESS DEVELOPMENT GROUP AND OTHER BUSINESSES

Initial Development of New Businesses

This segment includes the initial development of new businesses undertaken by the Business Development Group and other businesses not listed above. This segment is now developing commercial game machines, RFID tag systems, vehicle disturbance surveillance devices, content distribution services for cellular phones, and other new businesses.

4.5%


34.7
24.5
26.8
2002
2003
2004 (FY)

Operating income*(billions of yen) and Operating income margin*(%)	Main Products and Services



41.4
34.2
16.5
24.1
14.9
11.9
2002 2003 2004 (FY)
Operating income
Operating income margin (%)

- Control Relays (Relays, Timers, Counters, etc.)
- Control Switches (Limit Switches, Micro Switches, Manipulate Switches, etc.)
- Control Devices (Temperature Controllers, Power Supplies, Level Controllers, Protective Devices, Digital Power Meters, Transmission Units, Wireless Units, Energy-Saving Devices, etc.)
- Sequence Control Equipment (PLCs, Industrial Networking Equipment, Programmable Terminals, Application Software, etc.)
- Motion Controllers (Inverters, Servo Motors, etc.)
- Sensors (Photoelectric Sensors, Proximity Sensors, Displacement Sensors, Pressure Sensors, Ultrasound Sensors, Measurement Sensors, Vision Sensors, Visual Components, Information Sensing Equipment, etc.)
- Inspection Systems (PCB Inspection Systems, Sheet Inspection Systems, etc.)
- Safety-Related Devices (Safety Relays, Door Switches, Safety Controller, Area Sensors, Safety Mats, etc.)



16.1
14.6
10.3
16.4
15.9
13.0
2002 2003 2004 (FY)
Operating income
Operating income margin (%)

- Switches (Micro Switches, Tactile Switches, Trigger Switches, etc.)
- Relays (General-Purpose Relays, PCB Relays, relays for telecommunications equipment, etc.)
- Amusement Components, Units and Systems (Sensors, Keys, ICs, IC Coin Systems, etc.)
- Connectors, Sensors for Consumer, Micro Lens Alleys
- Components for Printers and Photocopiers (Toner Sensors, Facial Recognition Systems Software Components, etc.)
- Components for Mobile Equipment (Backlights and Flash Lights for Mobile Phones, etc.)



4.3
7.1
1.0
1.7
(1.4)
(0.9)
2002 2003 2004 (FY)
Operating income
Operating income margin (%)

- Various Automotive Relays, Switches, Keyless Entry Systems, Power Window Switches, Electric Power Steering Controllers, Various Controllers, Laser Radar Devices, etc.



7.6
10.4
5.6
6.4
1.0
1.2
2002 2003 2004 (FY)
Operating income
Operating income margin (%)

- Electronic Fund Transfer Systems and Modules (Automated Teller Machines, Cash Dispensers, Automated Bill Changers, Automated Loan Application Machines, Credit/Debit Card Transaction Terminals, etc.)
- Public Transportation Systems and Modules (Automated Ticket Venders, Automated Passenger Gates, Automated Fare Adjustment Systems, Commuter Ticket Issuing Machines, Ticket Window Machines, etc.)
- Traffic and Road Management Systems (Traffic Management Systems, Vehicle Information and Communication Systems, Travel Time Measurement Systems, Public Transportation Priority Systems, etc.)
- Room Access Control Systems, Facial Recognition Systems, Card Readers/Writers



7.2
7.6
15.3
15.1
3.8
9.1
2002 2003 2004 (FY)
Operating income
Operating income margin (%)

- Circulatory System Devices and Bio-Chemistry System Devices (Blood Pressure Monitors for home use, Blood Pressure Monitors for professional use)
- Obesity Solution Devices (Body Composition Monitor, Pedometer)
- Lifestyle Improvement Programs ("Kenko Tatsujin", "Kenko partner")
- Other Medical and Healthcare Devices (Thermometer, Massager, Nebulizer)



4.5
3.8
3.8
15.5
14.2
12.9
2002 2003 2004 (FY)
Operating income
Operating income margin (%)

- Personal Computer Peripherals (ADSL Modems, Broadband Routers, Uninterruptible Power Supplies, etc.)
- RFID Systems (IC Tags, Reader/Writer, Antenna, etc.)
- Remote Supervisory Systems, Vehicle Disturbance Surveillance Devices
- Commercial Game Machines (Photo Sticker Machine)

* Operating income indicates ncome including internal income prior to the deduction of amounts such as intersegment transactions and headquarters expenses that are not apportionable.

INDUSTRIAL AUTOMATION BUSINESS (IAB)

Manufacture and sale of control equipment for factory automation



Amid the trend toward a borderless global economy, a crucial factor in ensuring survival in the manufacturing industry is the ability to manufacture products efficiently with high precision and quality. The Industrial Automation Business (IAB) segment, a leading manufacturer of control equipment for factory automation, will meet these expanding needs through leading-edge technology and strength in the development of solutions.

FUMIO TATEISI, *Executive Vice President,*
Company President, Industrial Automation Company

REVIEW OF FISCAL 2004

•Maintaining strength in Japan and Europe

In domestic operations, the digital consumer appliance market performed well in the first half of the fiscal year 2004, but entered an adjustment phase in the latter half of the year. Nevertheless, inquiries from makers of semiconductor manufacturing equipment and automobiles held steady, and demand for investments to improve quality and safety rose, stimulating robust performance in areas such as PCB inspection systems and safety equipment. In overseas operations, sales of PLCs* and general-purpose sensors increased in China and other parts of Asia, where we have strengthened our marketing base. Our sales remained steady in North America and Europe. As a result, sales in the IAB increased 9.0% year-on-year to ¥250.3 billion. This helped to boost our operating income by 21.2% year-on-year to ¥41.4 billion, and led to an increase in our operating income margin of 1.6 percentage points to 16.5%.

* Programmable Logic Controllers, intelligent control devices used in production processes, control equipment efficiently by processing information from various control components such as sensors, timers, temperature regulators (controllers), and switches.

BUSINESS ENVIRONMENT AND KEY STRATEGY

•An approach that emphasizes the need for improvements in quality, safety, and the environment

In the domestic manufacturing industry, capital expenditures are currently in the final stage of inventory adjustments in the digital consumer appliance and semiconductor industries, and should return to a path of recovery beginning in the second half of fiscal 2005. Capital expenditures in the automobile industry are also likely to grow steadily, particularly among Japanese manufacturers that have significantly improved their international competitiveness. From a geographical point of view, China, which has been transformed from the "world's factory" to the largest consumer market on earth, is expected to expand its manufacturing base. The IAB segment has established as its basic strategy to carefully look at these trends in the expansion of manufacturing bases, and respond to the growing needs for improvements in quality, safety, and the environment in manufacturing processes, as well as develop a total solution-oriented marketing operation for the realization of growth, with a focus on the following: (1) develop further core sensing and control technology, which is our area of strength, and (2) establish a QLM* solutions business for total control of manufacturing processes aimed at dramatically improving quality. We are particularly eager to speed up investment in China, our most important overseas operating region, with a view to strengthening marketing and production activities there.

* Quality Lifecycle Management is a technique in which the quality control expertise of highly-experienced technicians serves as a model to guarantee manufacturing processes in order to achieve quality assurance.

MEASURES FOR ACCELERATING GROWTH

•Improving solutions-based expertise through alliances

In November 2004, Omron formed a partnership with the U.S. firm Delmia Corp. in the field of automation for the manufacturing industry. Delmia Corp. is highly skilled in the development of software that facilitates the streamlining of manufacturing processes. Until now, the IAB segment has made strides in strengthening its solutions business focused on increasing the value of our client companies. With this partnership, the segment can systematically provide controllers, networks, and software to our client companies and significantly contribute to shortening each manufacturing process from product design to manufacturing and production design. The segment will also develop new products that integrate our leading-edge automation equipment such as PLCs with the innovative software of Delmia Corp.

•Expansion of manufacturing bases in China

In Shanghai, China, the IAB segment until now has operated development and production companies that specialize in: (1) programmable logic controllers (PLCs), (2) sensors, and (3) temperature regulators (controllers) and other devices. Through the integration of these three bases dispersed in Shanghai City, we will strengthen their design and production capabilities and establish infrastructure for distribution, information management, and other functions in China. (The integration of these bases was completed in July of fiscal 2005.) The IAB segment will also enhance its marketing capabilities in Shanghai through the establishment of a facility provisionally named the IAB China Business Center. With these moves, we will boost our price competitiveness, quality expertise, and customer support capabilities, as well as conduct activities that spark demand for improvements in the productivity, efficiency, and quality of China's manufacturing industry.



Sales Breakdown, by Product
(Fiscal 2004 Actual)
Industrial Equipment 40%
(Power supplies, Temperature controllers, Control relays, Timers, Switches etc.)
System Equipment 33%
(PLCs, Inverters, Motion controllers etc.)
Sensors 27%
(Application sensors, Photoelectric sensors, Proximity sensors etc.)

IAB RESULTS AND PLANS

Billions of yen

	FY2005 Plan	FY2004	YoY	FY2003	FY2002
Net sales*	267.5	**250.3**	109.0%	229.6	202.5
Domestic	135.5	**130.2**	111.1%	117.1	102.2
Overseas	132.0	**120.1**	106.8%	112.5	100.3
North America	21.1	**20.3**	103.9%	19.6	19.9
Europe	70.3	**65.6**	108.2%	60.7	53.0
Asia	11.5	**10.4**	76.3%	13.6	12.1
China	24.8	**19.5**	105.9%	18.4	15.0
Direct exports	4.3	**4.3**	1672.1%	0.3	0.3
Operating income*	42.0	**41.4**	121.2%	34.2	24.1
Operating income margin*	15.7%	**16.5%**	+1.6 pt.	14.9%	11.9%
R&D expenses	17.5	**16.7**	114.8%	14.5	13.4
Depreciation and amortization	7.7	**7.6**	76.4%	10.0	8.7
Capital expenditures	10.0	**8.8**	120.4%	7.3	8.0

* Projections for FY2005 are based on an exchange rate of ¥100/US$ and ¥130/Euro.
* The sales figures given indicate sales to external customers and exclude intersegment transactions. Operating income indicates income including internal income prior to the deduction of amounts such as intersegment transactions and headquarters expenses that are not apportionable.

Core IAB Products



Solution Service Business for SMT Process Improvement

This solution service promotes minimization of losses caused by mounting errors and introduction of lead-free technology in the SMT process through providing customers with printed circuit board inspection systems and software for defect analysis and/or introduction of lead-free technology, as well as consulting services.



Safety Network Controller type NEIA-SCPU01

This is the world's first controller with the DeviceNet Safety interface built in, meeting the world's highest safety standards.



Smart Sensor type ZFV

This sensor is the fastest shape measurement sensor in the industry. It has a super fast response time making it possible to handle high-speed production lines.

ELECTRONIC COMPONENTS BUSINESS (ECB)

Manufacture and sale of electronic components for consumer appliances, telecommunications equipment, and industrial equipment.



The principal markets in which the Electronic Components Business (ECB) operates represent growth domains that spawn such major trends as the acceleration of digitization, downsizing, and multifunctional design of products and components. While they undergo brief swings, they are also domains that allow full use of our technological advantages. Our ongoing strategy is to develop a business that fosters the creation of added value by investing aggressively in technological development.

SOICHI YUKAWA, *Senior Managing Officer, Company President, Electronic Components Company*

REVIEW OF FISCAL 2004

• Substantial expansion of components for mobile equipment through exports mainly to Greater China

In the domestic market, robust performance in such product areas as relays, switches, and connectors for the consumer and commerce components market was fueled not only by the strength of the semiconductor industry and dramatic growth of flat-panel televisions and other electronics products, but also by the increased production of air conditioners and rises in electric power demand driven by high summer temperatures. Overseas, sales of LCD backlights are growing due to the worldwide popularity of mobile phones and portable music players. Our various devices experienced a significant increase in sales to the IT industries in China and Europe, which have moved briskly to deploy telecommunications infrastructure, as well as in East Asia where demand for air conditioners grew. As a result of these developments, the ECB segment increased sales by 13.6% year-on-year to ¥101.1 billion and achieved a 10.1% increase in operating income to ¥16.1 billion. In addition, despite some negative factors including soaring materials costs and sales price drops, operating income margins remained high at 15.9%.

BUSINESS ENVIRONMENT AND KEY STRATEGY

• Strengthening our technological advantages in growth fields and areas

The ECB segment targets a wide range of industries in its pursuit of technological development. These include the consumer appliance industry, with its shift to multifunctional devices and digitization, the telecommunications industry, which is moving toward large-capacity, high-speed capabilities, and the amusement and mobile equipment industries. Of these, part of the semiconductor and other industries experienced a strong phase of inventory adjustments, but they are generally past this stage with some products already beginning to show signs of recovery. These industries are expected to return to a medium to long-term trajectory of growth in the latter half of fiscal 2005 and thereafter. In recognition of the business environment, the segment's geographic strategy has positioned China at the top of its priority list in terms of markets and manufacturing bases. Although China is likely to enter occasional periods of policy adjustment to avoid a slightly overheated economy, medium to long-term growth potential in China will remain extremely high. In view of these conditions, we will continue to push forward with the following measures: (1) construction of a plating plant to establish an integrated production system from the component stage; (2) improvement of productivity to further reduce costs and expansion of production capabilities; and (3) reinforcement of sales structure by increasing the number of sales offices.

Additionally the ECB segment will promote the development of new products supported by its own technological advantages, as typified by products already developed as mainstays such as LCD backlights.

MEASURES FOR ACCELERATING GROWTH

• Expansion of production bases in China for the manufacture of relays used in telecommunications equipment

In China and other parts of Asia, the installation of telephone lines is proceeding at a rapid pace, and demand for relays for telecommunications equipment is increasing sharply in response to the worldwide expansion of ADSL. Squarely meeting this opportunity, we expanded our Shanghai plant in March 2005 and commenced production of fourth-generation relays using the latent miniaturization technology.

• Expanded structure for provision of large LCD backlights

The ECB segment has positioned its large-scale LCD backlights operations at the core of its growth business domains. To exploit this growth potential, a plant in Taiwan in which Omron has a 10% stake commenced operations in December 2004, providing a structure that integrates development, manufacturing, and sales. The market for flat-panel televisions that use large flat-panel displays (FPDs) is expected to continue growing at a sharp pace for the time being and lead to the creation of many new production lines by major LCD manufacturers. Success or failure in the flat-panel television market, however, will be determined by measures such as cost reductions, shortening of delivery times, and swift adaptation to new products. For this reason, we will improve further our cost competitiveness and accelerate the establishment of customer-oriented services and sales systems, particularly in Taiwan due to its large customer base.

• New product development for the IT and mobile markets

The ECB segment marketed its OKAO Vision Face Recognition Sensor, a device that can recognize and verify an owner by his or her face. This sensor can be implemented in PDAs, mobile phones, or other mobile devices with a camera function. Other products marketed by the ECB include the world's thinnest vibration motor and multi-functional input devices optimal for the main operation parts in mobile phone use, and the XF2-series with FPC connectors, which boasts a narrow pitch, low profile, and small surface area. In this way, we are expanding our lineup of new products for the IT and mobile markets.


Sales Breakdown, by Product
(Fiscal 2004 Actual)
Consumer Electronic Components 58%
Semiconductors 14%
(B-MLA etc.)
Amusement equipment 19%
(IC coin systems, etc.)
Other 9%
(Mobile equipment (LED backlight, transducer), Toner sensors for office automation equipment, etc.)

ECB RESULTS AND PLANS

Billions of yen

	FY2005 Plan	FY2004	YoY	FY2003	FY2002
Net sales*	114.0	**101.1**	113.6%	89.0	79.4
Domestic	55.0	**51.8**	109.2%	47.5	43.1
Overseas	59.0	**49.3**	118.7%	41.5	36.3
North America	10.1	**9.5**	90.7%	10.5	11.6
Europe	13.3	**12.0**	115.4%	10.4	9.3
Asia	6.4	**5.6**	111.2%	5.0	4.7
China	18.5	**11.6**	126.4%	9.1	7.5
Direct exports	10.7	**10.7**	163.6%	6.6	3.1
Operating income*	16.0	**16.1**	110.1%	14.6	10.3
Operating income margin*	14.0%	**15.9%**	(0.5 pt.)	16.4%	13.0%
R&D expenses	9.5	**7.9**	117.2%	6.7	6.0
Depreciation and amortization	7.5	**5.8**	98.3%	5.9	8.2
Capital expenditures	10.0	**9.1**	127.6%	7.1	6.9

* Projections for FY2005 are based on an exchange rate of ¥100/US$ and ¥130/Euro.

* The sales figures given indicate sales to external customers and exclude intersegment transactions. Operating income indicates income including internal income prior to the deduction of amounts such as intersegment transactions and headquarters expenses that are not apportionable.



Core ECB Products



MEMS Flow Sensor

This sensor utilizes the most cutting edge MEMS device to detect extremely low flow rates with high precision. It is expected that MEMS Flow Sensors will be installed in digital equipment including computers, airconditioners, and a variety of other equipment, such as fuel cells. (The bottom-right photo shows a MEMS Flow Chip with a surface area of 1.55mm x 1.55mm and a thickness of 0.4mm.)



LED backlights for large LCD televisions

These backlights utilize durable, energy efficient LEDs as a light source for large flat-panel LCD televisions. This enables such televisions to have a thickness of less than 10cm, while still naturally and reliably reproducing colors on screen. Commercial production is expected to commence within FY2005.



OKAO Vision Face Recognition Sensor

This sensor, which can be implemented in mobile devices with cameras, including mobile phones and PDAs, is capable of identifying the owner's face within one second. By dramatically improving the speed and efficiency of algorithms, it has become possible to install this sensor in mobile devices while still maintaining high precision.

AUTOMOTIVE ELECTRONIC COMPONENTS BUSINESS (AEC)

Manufacture and sale of electronic components for automobiles



The increasing use of electronic components for automobiles has become a major worldwide trend today. Needs for safety in particular are ever increasing in this domain. The Omron Group will utilize its advanced core Sensing and Control technology to respond to driving safety needs by providing sensing systems that assist drivers by measuring the distance to the vehicle ahead and assessing driver fatigue. Through these advanced capabilities, the Group intends to realize the excellent growth potential of this domain.

HIROKI TOYAMA, *Managing Officer,*
Company President, Automotive Electronic Components Company

REVIEW OF FISCAL 2004

•Growth in the European and Asian Markets —Overall performance declines as the burden of advance investments erodes profits

In fiscal 2004, the Automotive Electronic Components Business (AEC) was impacted as the sales results of some major customers dropped amidst intensifying global competition in the automobile industry. However, sales were strong, centering on sensors and various control units, whose performance was driven by the growing use of electronic components in automobiles. A regional analysis reveals that sales in the European markets grew substantially for reasons including benefits from the acquisition of a relay company. In addition, sales in Asian markets expanded significantly due to the release of many new models by Korean manufacturers that have expanded their exports to North America. Sales were also firm in the Japanese and North American markets, despite inactivity among some customers. As a result, sales grew 9.7% year-on-year to ¥64.6 billion. However, profits suffered due to an increase in advanced investments in R&D expenses and transient costs for quality improvements. The result was an operating loss of ¥900 million, in contrast to fiscal 2003, in which the AEC segment posted a profit of ¥1 billion.

BUSINESS ENVIRONMENT AND KEY STRATEGY

•Responding to new needs

The AEC segment expects that although automobile sales in fiscal 2005 will vary widely by manufacturer and region, performance overall will remain firm. With the growing use of electronic components in automobiles and the need for safety, the market growth for automotive electronics is expected to surpass growth in the production of automobiles. Based on this recognition of the business environment, we will move forward with technological development and new product introductions to respond to the needs for safety, comfort, and environmental friendliness. Specific plans include the market launch of electric power steering controllers that help to improve automobile fuel efficiency. Another new product is laser radar for driver assistance systems that feature (1) adaptive cruise control systems, (2) a collision mitigation device, and (3) a low speed following device. The laser radar will be first introduced into luxury models manufactured by major domestic automakers. To address automotive needs already growing in North America, we plan to introduce a tire pressure monitoring system (TPMS).

In fiscal 2005, the AEC segment will pursue ongoing development and the release of new products stated above to respond to the introduction of new models by our domestic and overseas client manufacturers, and further step up investment in R&D and globalization to gain industry recognition as a leading company.

MEASURES FOR ACCELERATING GROWTH

•Acquisition of automotive relay firm

In October 2004, the Omron Group purchased Europe's third-ranked automotive relay business from Bitron Industrie SpA of Italy, establishing a joint venture company with Bitron. Automotive relays have many uses in cars, from headlights and fans to power switches for a variety of motors. The two main types of relays are the plug-in type used for high current switches and a type mounted directly on PCBs (PCB relays). The ability to satisfy customer needs by handling both types of relays and demonstrating technological synergies is a competitive edge for global expansion. Our new acquisition has enabled the AEC segment to secure a production base for plug-in type relays, which it had not handled previously in Europe, as well as acquiring distribution channels to customers in the European market. Through this new capability, we will seek a rapid business expansion in this market, which, combined with our 30% share of the North American market, will place us in the world number one position in automotive relays.

•Expansion of R&D investment

The AEC segment's R&D expenses for fiscal 2004 increased by 23.3% year-on-year to ¥6.4 billion. Within the automobile industry, the automotive electronics field is experiencing an expansionary trend stimulated by expanding needs for safety, comfort, and environmental friendliness. Therefore, we are moving to enhance significantly our R&D organization. Specifically, we aim to promote the commercial use of new technologies needed today, including a more highly refined version of the laser radar for driver assistance systems mentioned above, high dynamic range CMOS technology capable of sensing conditions of extreme brightness and darkness, systems for determining a driver's condition from facial expression and other data, and systems for enhancing security, thereby contributing to industrial needs.


Sales Breakdown, by Product
Fiscal 2004 Actual

witches 30%
wer window switches, Power
switches, etc.)

omotive Relays 22%
relays, Power relays, etc.)

Electric Control Equipment **44%**
(Keyless remote controllers, etc.)

Other **4%**
(Laser radar devices, Sensors, etc.)

AEC RESULTS AND PLANS

Billions of yen

	FY2005 Plan	FY2004	YoY	FY2003	FY2002
Net sales	72.0	**64.6**	109.7%	58.8	59.5
Domestic	28.0	**26.0**	104.6%	24.8	23.6
Overseas	44.0	**38.6**	113.5%	34.0	35.9
North America	24.4	**21.0**	100.7%	20.9	23.4
Europe	6.4	**5.4**	134.4%	4.0	3.7
Asia	13.1	**11.9**	135.5%	8.8	8.6
China	1.1	**0**	—	—	—
Direct exports	0	**0.3**	85.4%	0.3	0.2
Operating income	2.5	**(0.9)**	—	1.0	4.3
Operating income margin	3.5%	**—**	—	1.7%	7.1%
R&D expenses	7.5	**6.4**	123.3%	5.2	4.0
Depreciation and amortization	6.1	**3.3**	109.0%	3.0	6.1
Capital expenditures	11.5	**7.6**	83.9%	9.0	6.2

Projections for FY2005 are based on an exchange rate of ¥100/US$ and ¥130/Euro.
The sales figures given indicate sales to external customers and exclude intersegment transactions. Operating income indicates income including internal income prior to the deduction of amounts such as intersegment transactions and headquarters expenses that are not apportionable.



Core AEC Products



Automotive Laser Radar
Measures the distance to the vehicle ahead by sensitive, wide-field laser for traffic control purposes. People and bicycles are also detectable.

Automotive Relay
High reliability and longevity are the important qualities required of automotive relays. Demand for automotive PBC relays for use in motor control is rapidly increasing.

Tire Pressure Monitoring Systems (TPMS)
This is a tire pressure monitoring system for automobiles. Data received from wireless sensors attached to tires enable tire pressure measurement while driving. Products like this allow us to respond to heightened automobile safety needs.

SOCIAL SYSTEMS BUSINESS (SSB)

Manufacturing, sales, and service provision for railways, traffic management, and security systems



The Social Systems Business (SSB) segment is engaged in activities related to important infrastructure in society, such as railroads as well as traffic and road management. In addition, the SSB segment will explore new and future business domains with high added value while accurately grasping the potential of ever-growing needs for safety and security, and responding to them with solutions which leverage our edge.

YUTAKA TAKIGAWA, *Senior Managing Officer, Company President, Social Systems Solutions Business Company*

REVIEW OF FISCAL 2004

•Decrease in sales due to the transfer of the ATM business

In domestic operations, our electronic fund transfer systems business benefited from the opportunity made possible by the issuance of new yen notes, which required replacement of automated teller machines (ATM) and automated bill changers as well as the conversion of existing machines. Overseas, demand associated with the need to adapt financial terminal machines for use with IC cards expanded in Taiwan. Our train station management and electronic fund transfer systems businesses saw demand related to the accommodation of new yen notes and the introduction of IC cards as a security measure, as well as several major sources of demand that emerged accompanying the extension of railroad lines and the opening of new lines. On the other hand, our traffic and road management systems business posted a major decline in sales due to factors including the retreat of large-scale demand associated with an urban expressway that arose in the preceding term and the delayed emergence of demand for new road management systems. Moreover, our financial terminal machine business, which handles ATMs and other equipment, was transferred to Hitachi-Omron Terminal Solutions Corp. (HOTS) (an associate in which Omron has a 45% capital stake) in October 2004 and the result is excluded from consolidated sales. Consequently, our sales declined 15.3% from the previous fiscal year to ¥115.2 billion. Meanwhile, operating income fell 38.0% to ¥6.4 billion, and operating income margin declined 2.0 percentage points to 5.6%.

BUSINESS ENVIRONMENT AND KEY STRATEGY

•Developing a solutions business underpinned by our technological edge

In fiscal 2005, demand for new road management systems should arise. However, impediments to the development of the SSB segment's train station management and electronic fund transfer systems businesses are likely to occur. While orders for the replacement and conversion of various types of equipment to adapt to IC integration of train passenger tickets and increased demand for transaction terminals is expected, special demand for automated ticket venders and other machines to adapt to the new yen notes issued in fiscal 2004 will wind down. Thus, businesses within the SSB segment are characterized by high volatility in which demand for infrastructure development tends to build up at certain times. One of our key priorities then is overcoming this volatility and realizing sustained, stable growth. The SSB segment has taken a step in this direction by starting to approach the security industry as a new area of business, studying means of providing systems, equipment, and solutions for preventing information disclosure risk and other problems to the manufacturing industry with which we have had long-term connections. The SSB segment also has its eyes fixed on increased demand associated with the development of railroad infrastructure overseas.

MEASURES FOR ACCELERATING GROWTH

•Full-scale participation in social systems business in China

To establish a social systems business in China, Omron signed a blanket cooperation agreement with Peking University Founder Group Corporation* in July 2004. The business domain of cooperative work principally concerns the automated fare collection systems business for railroads, including automated passenger gate machines and automated ticket venders in the Chinese market. Omron has begun efforts jointly with Peking University Founder Group Corporation to secure orders for automatic charge collection systems for subways in various cities in China. Going forward, we intend to contribute to the development of social infrastructure in China, which will proceed at a rapid pace in preparation for the Beijing Olympics in 2008 and the Shanghai International Exposition in 2010.

* Peking University Founder Group Corporation is a major system integrator established in 1986 through a capital contribution by Peking University.

•Launch of a security solutions business

In April 2005, we launched a security solutions business geared toward assisting manufacturing facilities. There is a rapidly growing risk of information disclosure at factories and research centers associated with the widespread use of IT technology. In addition, the diversification of working styles and expanded use of outsourcing has made companies more aware of security measures. In response, the SSB segment intends to provide innovative solutions to ensure security at production sites by monitoring and analyzing the entry and exit as well as movement of workers, components, and products using the Group's proprietary technology. Omron has also formed a business alliance with the Sompo Japan Group to develop a new solutions business, wedding the Sompo Japan Group's non-life insurance products with Omron's security assessment expertise.


Sales Breakdown, by Product
(Fiscal 2004 Actual)

Train Station Management 26%
(Sales of equipment and solutions such as automated passenger gates, automatic ticket vendors)

Financial 23%
(Sales of equipment and solutions such as automated teller machines and cash dispensers)

Transportation 7%
(Traffic management systems, traffic light control equipment)

Other 43%
(Installation and maintenance of equipment, Software development)

SSB RESULTS AND PLANS

Billions of yen

	FY2005 Plan	FY2004	YoY	FY2003	FY2002
Net sales*	91.0	115.2	84.7%	136.0	116.7
Domestic	88.0	108.6	85.9%	126.4	104.8
Overseas	3.0	6.6	68.7%	9.6	11.9
North America	0.9	0.2	85.7%	0.2	0.3
Europe	0	0.4	40.6%	0.9	—
Asia	0	0	27.9%	—	0.1
China	0	0	3.9%	0.4	0.3
Direct exports	2.1	6.0	74.6%	8.0	11.2
Operating income*	3.0	6.4	62.0%	10.4	1.2
Operating income margin*	3.3%	5.6%	(2.0 pt.)	7.6%	1.0%
R&D expenses	3.5	5.3	69.5%	7.6	5.4
Depreciation and amortization	2.6	6.1	91.8%	6.6	3.2
Capital expenditures	3.5	4.1	129.4%	3.2	4.5

* Projections for FY2005 are based on an exchange rate of ¥1[illegible]/US$ and ¥130/Euro.

* The sales figures given indicate sales to external customers and exclude intersegment transactions. Operating income indicates income including internal income prior to the deduction of amounts such as intersegment transactions and headquarters expenses that are not apportionable.

* In October 1, 2004, the financial terminal machine business responsible for ATMs and other such equipment was transferred to Hitachi-Omron Terminal Solutions Corp., in which Hitachi and Omron have a 55% stake and 45% stake respectively.



Core SSB Products



Automatic Gate
State-of-the-art automatic gate developed through advanced software technology that enables rapid conveying and simultaneous processing of multiple tickets.



Traffic Management Systems
We are contributing to the creation of a safe society through systems that control traffic lights on highways and provide a variety of traffic information.

SECURITY FUSION VALUE

Security Solutions
In response to information leakage risks, we have created and now provide an optimal security solution package designed to protect our client assets of "people, goods, information, and the environment."

HEALTHCARE BUSINESS (HCB)

Manufacture and sale of medical devices for home and professional use



OMRON HEALTHCARE Co., Ltd. (HCB) commands an overwhelming market share across the globe for digital blood pressure monitors for home use. By taking advantage of this strong consumer brand, we intend to expand our business into the new home medical care domain, which connects patient homes and medical institutions, with a view to reinforcing our platform for profitability.

KEIICHIRO AKAHOSHI, *OMRON HEALTHCARE Co., Ltd.*
Representative Director and Chief Executive Officer

REVIEW OF FISCAL 2004

•Keeping the expansion on track

The home healthcare and medical equipment market expanded steadily on the global scale in response to an increase in the number of patients with lifestyle-related diseases and the rising awareness of self-care. Although sharp growth in the Chinese market was dampened temporarily by government measures to suppress the overheated economy, we nevertheless maintained sales at a high level there. A breakdown by product reveals that the HCB segment's mainstay products of digital blood pressure monitors for home use and body composition monitors with scales performed well. Growth in sales of digital blood pressure monitors for home use was particularly strong and sustained in the U.S., and in Japan, sales of body composition monitors with scales climbed steeply thanks to aggressive advertising and promotion. As a result, the HCB segment's sales increased 7.7% year-on-year to ¥50.6 billion and operating income increased 6.2% to ¥7.6 billion. Meanwhile, operating income margin declined 0.1 percentage points to 15.1% because of increased temporary expenditures for quality enhancements.

BUSINESS ENVIRONMENT AND KEY STRATEGY

•Expanding our existing domains and developing new growth domains using our outstanding brand strength

Health consciousness is growing around the world, accompanying such trends as aging populations and increases in lifestyle-related diseases caused by irregular diet and stress, including hypertension and diabetes, which occur primarily in advanced countries. These trends have raised expectations for a continuous global expansion of demand for healthcare and medical equipment such as digital blood pressure monitors for home use and body composition monitors with scales. The HCB segment will aggressively expand sales of its digital blood pressure monitors, already established as the world's top brand, in China and Europe where the potential is especially high. In the domestic market, too, we will be determinedly addressing the health needs of consumers through expanded sales of body composition monitors with scales and portable electrocardiographs. In addition, we plan to actively develop the home medical care domain, a field in which bio-information such as blood pressure measured at home is used at medical institutions.

MEASURES FOR ACCELERATING GROWTH

•Expansion and reinforcement of our mainstay bio-information sensing systems business

In June 2005, we purchased Colin Medical Technology Corporation (CMT), the top manufacturer of blood pressure monitors for medical institutions. We intend to use this opportunity to incorporate CMT products for medical institutions such as inpatient blood pressure monitoring devices and vascular screening devices into our home healthcare and medical equipment business. With this acquisition, we will now be able to create a system that can provide bio-information sensing systems for use in locations ranging from homes to surgery rooms and hospital wards. The acquisition is expected to yield valuable synergies from the use of CMT's sales channels into medical institutions and the joint development of next-generation products utilizing the strong technological skills of both companies. In the term ended December 2004, CMT's net sales amounted to ¥8.6 billion. With the strategic benefits to be derived from this acquisition, the Omron healthcare group is aiming for sales of ¥75.0 billion and an operating income margin of 15% in fiscal 2007.

•Launch of new category products

Recent years have seen the field of preventive medicine grow in importance. Preventive medicine requires daily attention to one's state of health, and it is increasingly recognized that bio-information obtained, for instance, by blood pressure measurements taken at home can be useful even in diagnoses performed at medical institutions. For this reason, we are focusing attention on product development that links home health checks to medical institutions. We have already begun sales (in January 2005) of a portable electrocardiograph that can display electrocardiogram waveforms, information useful at medical institutions. We have also commenced sales (in April 2005) of Medinote, a blood pressure monitor and manager designed under guidelines for self-monitoring of blood pressure at home prepared by the Japanese Society of Hypertension. We intend to propel growth upward by aggressively introducing this new category of products.


Sales Breakdown, by Product
(Fiscal 2004 Actual)
Blood pressure monitors 58%
Thermometers 9%
Body composition monitor with scale 10%
Nebulizers 6%
Other 17%

HCB RESULTS AND PLANS

Billions of yen

	FY2005 Plan	FY2004	YoY	FY2003	FY2002
Net sales*	54.0	50.6	107.7%	47.0	42.3
Domestic	25.0	23.1	108.2%	21.3	18.9
Overseas	29.0	27.5	107.3%	25.7	23.4
North America	15.0	14.6	109.4%	13.3	12.7
Europe	8.9	8.9	106.5%	8.3	7.6
Asia	1.5	1.4	117.3%	1.2	1.2
China	3.3	2.6	95.0%	2.7	2.0
Direct exports	0.3	0.1	107.4%	0.1	0.1
Operating income*	8.5	7.6	106.4%	7.2	3.8
Operating income margin*	15.7%	15.1%	(0.1 pt.)	15.3%	9.1%
R&D expenses	3.0	2.7	99.6%	2.7	2.6
Depreciation and amortization	0.9	0.7	82.2%	0.9	1.6
Capital expenditures	1.8	2.1	108.4%	1.9	1.9

* Projections for FY2005 are based on an exchange rate of ¥100/US$ and ¥130/Euro.
* The sales figures given indicate sales to external customers and exclude intersegment transactions. Operating income indicates income including internal income prior to the deduction of amounts such as intersegment transactions and headquarters expenses that are not apportionable.
* FY2005 plan does not include the effect of the Colin Medical Technology Corporation acquisition.



Core HCB Products


Karada Scan

Body Composition Monitor with Scale "Karada Scan" [control] HBF-359
Useful in diet programs, this monitor measures skeletal muscle according to six levels. The monitor provides data that can be checked to maintain and increase skeletal muscle mass while removing excessive body fat, thereby enabling healthier dieting.


omron
測定
57

Portable Electrocardiograph Omron Portable Electrocardiograph HCG 801
Useful at medical centers, this portable electrocardiograph can display electrocardiogram waveforms. Users can take their own electrocardiogram waveform when symptoms arise.


140
88
86

Blood Pressure Monitor and Manager "Medinote" HEM-5001
This is Japan's first upper-arm cuff blood pressure monitor useful for measuring blood pressure upon rising and at bedtime to check morning hypertension. The monitor automatically stores measurement results and can display graphs of average values.

BUSINESS DEVELOPMENT GROUP AND OTHER BUSINESSES

Initial development of new businesses and businesses not covered by existing segments



The Business Development Group is engaged in the initial development of new businesses under a mandate to expand the platform of the Omron Group's growth domains. It also actively supports technological development and commercialization, thereby contributing to the enhancement of the Group's corporate value.

KAZUNOBU AMAMIYA, *Executive Officer, Senior General Manager, Business Development Group*

REVIEW OF FISCAL 2004

In existing businesses, we expanded contents distribution for cellular phones in the entertainment business and increased sales in areas including modems and broadband routers in the PC peripherals business. Accomplishments in the exploration and fostering of businesses included expanded sales of easy-to-install vehicle anti-theft systems and the growing popularity of RFID tag systems*. Thanks to these results of the Business Development Group and the activities of businesses not covered by other segments, segment sales rose 9.4% year-on-year to ¥26.8 billion. Operating income, meanwhile, held at the previous year's level of ¥3.8 billion.

* RFID (Radio Frequency Identification) tag systems are anticipated as next-generation technology to replace bar codes, which can automatically take simultaneous, multiple readings.

BUSINESS ENVIRONMENT AND KEY STRATEGY

•Exploration and fostering of new businesses are key

The existing businesses of the Business Development Group, including the entertainment and PC peripherals businesses, are strongly influenced by domestic consumer trends, and thus they operate in an environment that does not always imbue optimism. In response, we channel our efforts to specific areas within these two businesses. In the entertainment business, this includes content distribution for mobile phones and the prize business for commercial game machines, as well as our existing business in photo sticker machines. In the PC peripherals business, we are promoting sales of telecommunications and power supply equipment. Our activities in the exploration and fostering of new businesses include the expansion of easy-to-install vehicle anti-theft systems and full-scale business development of RFID tag systems, which are expected to experience rapid market growth.

MEASURES FOR ACCELERATING GROWTH

•Seeking an expansion of the RFID business

In March 2005, we commenced delivery of UHF-band RFID tag systems (such as IC tags that can be read even at a distance of about three meters) to suppliers of the world's largest retailer Wal-Mart, representing a first among Japanese manufacturers. Going forward, we plan to expand our sphere of activity as an RFID vender by aggressively developing the North American market using our expertise based on our extensive and proven business experience in introducing RFID systems, combined with our exceptional product technology skills. At the same time, we intend to strengthen our market research in Europe and Asia and aim for a global expansion of our RFID business in line with trends in the distribution business and regulations for wireless communications in the countries concerned.

Core Other Business Products



RFID Tag Systems
There are great expectations for RFID as a next-generation technology to replace bar codes. RFID is gaining significant attention in the logistics and distribution sectors.

BUSINESS DEVELOPMENT GROUP AND OTHER BUSINESSES RESULTS AND PLANS

Billions of yen

	FY2005 Plan	FY2004	YoY	FY2003	FY2002
Net sales*	26.5	26.8	109.4%	24.5	34.7
Domestic	26.5	26.4	110.4%	24.0	32.8
Overseas	0	0.4	67.0%	0.5	1.9
North America	0	0	(15.7%)	0.1	—
Europe	0	0	30.0%	0	
Asia	0	0	0.0%	0	
China	0	0.3	60.7%	0.4	1.6
Direct exports	0	0.1	873.3%	0	0.2
Operating income*	2.0	3.8	99.8%	3.8	4.5
Operating income margin*	7.5%	14.2%	(1.3 pt.)	15.5%	12.9%
R&D expenses	9.0	10.6	107.8%	9.8	8.9
Depreciation and amortization	5.2	5.1	394.6%	1.3	1.9
Capital expenditures	5.2	5.8	61.1%	9.5	7.1

* Projections for FY2005 are based on an exchange rate of ¥100/US$ and ¥130/Euro.

* The sales figures given indicate sales to external customers and exclude intersegment transactions. Operating income indicates income including internal income prior to the deduction of amounts such as intersegment transactions and headquarters expenses that are not apportionable.

CONTENTS

It is not enough to construct a system of Governance and Compliance. Only after the system actually starts to function will it gain the steadfast support of our stakeholders, and lead to everlasting growth through distinguishing ourselves from our competitors—that is what we at Omron believe.

CORPORATE GOVERNANCE STRUCTURE

Basic Policies

Our Group deems long-term maximization of its corporate value to be our ultimate management goal. We believe that accomplishing that goal does not mean merely responding to the expectations of the capital market, but to the expectations of all stakeholders including our customers and society at large. Through efficient and competitive management, we will achieve greater corporate value. Furthermore, we will always be aware of the three perspectives of fulfilling management accountability, achieving management transparency, and pursuing high business ethics in order to strengthen corporate governance.

Progress Status

In 1999, our Group implemented the Managing Officer System and the Internal Company System, thus separating the roles of corporate management and business execution. Seizing this opportunity, decision-making authority is delegated to a great extent to the presidents of each internal company, who possess a deep knowledge of their respective fields, in order for the Company to be the strongest in its respective fields. This system facilitated swift decision-making and enhanced productivity. The delegation of authority to the presidents is naturally accompanied by their fulfillment of responsibility and operation. Therefore, we thoroughly ensure that each company implements performance-based compensation and a committed operation of various management goals including profits.

1) Business Execution Structure

We are now operating with a small Board of Directors, which consists of seven members, to speed up decision-making. Our management monitoring functions were also enhanced by a separation of the duties of corporate management and business execution; the President & CEO is charged with the execution of both, while the former is the domain of the directors, and the latter the responsibility of the executive officers. Furthermore, in order to enforce our management objectivity, in fiscal 2003 we increased the number of outside directors from one to two and outside corporate auditors from two to three (one of whom works full time). In addition, the Chairman of the Board of Directors oversees business operations as a representative of stakeholders without actually taking part in the execution of business. In terms of the appointment, promotion, and compensation of all Board Members (Directors, Auditors, Managing Officers) we have established a Personnel Advisory Committee and a Compensation Advisory Committee within the Board of Directors to enhance transparency, as well as to maintain objectivity by having the outside directors chair each of the committees.

2) Auditing Functions

The Board of Corporate Auditors, which consists of four auditors (three of whom are outside corporate auditors), checks expected governance and management conditions, and monitors daily activities of management, including the board of directors. Also, as a means of its internal auditing function, the Audit Office, which functions directly under the President & CEO, periodically conducts internal audits of accounting, administration, business risks, and compliance for each headquarters division and each company. In addition to its checking functions, the Audit Office also offers concrete advice for administrative improvement.

Efforts Made in Fiscal 2004

- One more director was added to further strengthen monitoring and supervision of execution.
- The retirement bonus system for directors and auditors that emphasized deferred compensation was abolished and replaced with a system that reflects annual results and performance.
- To make inviting outside directors onto the board simpler, an internal provision was established to enable outside directors to sign a contract limiting their obligations to Omron within the scope of laws and regulations, and this contract was put into effect.

LEGAL COMPLIANCE STRUCTURE

Basic Policies

One of our management philosophies is to maintain corporate ethics while promoting corporate activities. Additionally, we consider risk management as a strategic investment for greater competitiveness. Upon such basic policies, in April 2004 we established the Corporate Ethics & Business Conduct Committee. Chaired by our President & CEO, this committee designs overall policies and plans, monitors their state of implementation, and conducts deliberations and adjustments of important affairs.

Progress Status

The Corporate Ethics & Business Conduct Committee was established to integrate existing corporate ethics and risk management. The general manager of each division and the president of each company are members of this committee, and they report on corporate ethics efforts for their respective organizations in accordance with Omron's corporate ethics and conduct framework and on the status of response to each risk. Moreover, the Corporate Ethics & Business Conduct Committee has established a whistleblower hotline called "Corporate Ethics Hotline" at its offices within the Corporate General Affairs Division and is preparing a system for receiving reports directly from employees and their families. Furthermore, based on the results of risk analysis across the Omron Group as a whole, the Earthquake Risk Expert Committee has been created to respond to risks characterized by substantial urgency and importance, and the Information Risk Expert Committee has been established to thoroughly control and safeguard confidential information and customer and personal information.

Structure of Omron Corporate Governance


Shareholders' General Meeting
Board of Auditors
Board of Directors
Board of Auditors Office
Personnel Advisory Committee
Auditing Firm
Compensation Advisory Committee
Executive Organization
President & CEO
Corporate Environmental Activity Committee
Corporate Ethics & Conduct Committee
Executive Council
Audit Office
CSR Management Headquarters

Efforts Made in Fiscal 2004

- "Corporate Ethics Hotlines" were established at a non-company location (an attorney's office), and in North America.
- In addition to the Group "Corporate Ethics Action Guidelines" for Japan, North America, Europe, China, an edition for Asia-Pacific was also prepared, and additional training was provided for domestic employees and managers at companies overseas.
- As part of Corporate Ethics Month in October 2004, employees worldwide were given a "Corporate Ethics Card."

RISK MANAGEMENT STRUCTURE

Our Group is improving its risk management system as it believes that all risk arising from business operations must be accurately assessed and controlled in order to appropriately manage operations, continue stable growth, and secure the required level of management resources. To this end, Omron is firmly establishing risk management systems for detecting, analyzing, countering, and monitoring risk in each division and internal company. Moreover, the Corporate General Affairs Division is responsible for risk management oversight functions, and Omron is improving and promoting its risk management system and working to understand and control risk throughout the Group.

Board of Directors This Board monitors executive operations (President and Chief Executive Officer) and decides important business practices and strategies for matters such as company objectives and management strategy. The Board is chaired by the Chairman of the Board of Directors, who monitors executive activities and represents stakeholders who do not hold executive positions.

Board of Auditors This Board consists of four auditors, of whom three are outside auditors. The Board checks expected governance and management conditions, and it monitors daily activities of management, including the Board of Directors.

Personnel Advisory Committee This Committee, formed of outside directors, receives guidance from the Chairman of the Board of Directors and from the President, sets election standards for the Board of Directors, Board of auditors and executive officers, selects candidates, and evaluates current officers.

Compensation Advisory Committee This Committee, which consists of outside directors, receives guidance from the Chairman of the Board of Directors and from the President, decides the compensation structure for the Board of Directors, board of auditors and executive officers, sets evaluation standards, and evaluates current officers.

Executive Council This Council determines and reviews important executive matters that are within the scope of authority of the President. Under the internal company system, decision-making is streamlined and operations made more efficient by transferring authority to the presidents of each company.

Audit Office This Office periodically conducts internal audits of accounting, administration, business risks, and compliance for each headquarters division and each company, and it offers concrete advice for monitoring and administrative improvement.

Since the establishment in 1959 of the company motto, "At work for a better life, a better world for all," Omron has emphasized the public character of companies and carried out CSR activities in two spheres: business endeavors and societal challenges. In the future as well, we aim to be a leading company which will contribute to society's sustainable development.

THE BASIC SPIRIT OF CSR

Under the basic idea that companies can be thought of as public entities in the sense that their purpose of existence is not only to seek profits but also to contribute to society, Omron has been a forerunner in implementing CSR practice since its founding through the creation of social needs (i.e., business activities) and activities as a corporate citizen (i.e., social activities).

Now that we have entered the 21st century, the Group's CSR activities will focus on the societal challenges which have been left behind in the rapid development of the global economy up to now, such as challenges related to energy, industrial waste, resources, food, and human rights. Thus, in response to these challenges, we have established a corporate responsibility plan based on three main pillars: (1) Contribute to a better society through businesses operations, (2) Always demonstrate business integrity in the promotion of corporate activities, and (3) Tackle societal issues as a concerned party. While earning the trust of all of our stakeholders, we aim to contribute to the sustainable development of society.

Moreover, we have chosen the following four specific areas for our CSR activities through fiscal 2007:

Four areas of Focus for CSR Activities through Fiscal 2007

1) Cultivation of social needs through our businesses operations
2) Strengthening legal compliance and corporate ethics
3) Respecting diversity in the workplace, especially by promoting employment of and support for people with disabilities, and by promoting the success of women in the workforce.
4) Commitment to environmental conservation

Supporting the Employment of the Handicapped through a "Best Matching of Machines to People"

Diversity is an up-and-coming challenge in society. A society in which we recognize each other's differences and promote our individual strengths while compensating for weaknesses must be built. Based on this awareness, Omron has been actively assisting handicapped people since even before legislation was passed covering the employment of the physically and mentally challenged.

In particular, the Omron Group is aiming for the creation of a society that features a "best matching of machines to people" in which machines work based on an understanding of what people want; this is accomplished through "sensing and control technology," which is our core competence. This management concept naturally includes the realization of a society in which machines will support handicapped people in their desire to do work. Our Group not only provides workplaces for the handicapped; an important mission for us is to actively use our core competence to prepare a working environment that supports the handicapped in their efforts towards self realization.



In 1972, Omron established Omron Taiyo Co., Ltd, the first factory in Japan that created an environment specially designed for the employment of the physically handicapped.



We actively support handicapped people participating in the Wheelchair Marathon and the Handicapped Arts Festival.

ENVIRONMENTAL MANAGEMENT

Basic Thoughts About Environmental Management

The Omron Group is of course working to reduce the burden on the environment in its own activities as a "good corporate citizen." We see environmental problems as an important management issue and are working to create products and technology that will help in the preservation of the environment. Our aim is to be a 21st century company that brings together ecology and economy. In other words, this means the long-term maximization of corporate value and the realization of a sustainable society that recycles.

Results Obtained in Fiscal 2004 and Plans for the Future

Based on this basic spirit, following the Environmental Declaration made in 1998, the Omron Group established the environmental management vision Green Omron 21 in May 2002. Since then, we have been actively tackling environmental problems with specific goals to be achieved by fiscal 2005. Looking at the results obtained in fiscal 2004, not only did we achieve zero emissions at all of our domestic production facilities through the complete recycling and reuse of waste materials, but in response to the Restriction of Hazardous Substances (RoHS) directive which will go into effect in July 2006, we obtained information regarding the amount of regulated chemical compounds present in about 170,000 purchased parts, materials, and products, and discontinued the use of banned substances in about 30% of our products by replacing parts and materials.

In the future, we will further raise our goals under Green Omron 21 and work towards new targets to be attained by 2010. Regarding CO_2 emissions in particular, we intend to reduce energy use by all of the companies in the group in accordance with the reduction goals set under the Kyoto Protocol. Therefore, as well as continuing and strengthening our in-house energy-saving policy, we will add to our options the introduction of clean energy generated from wind power and biomass energy and the use of Kyoto mechanisms, such as the purchase of emissions credits, and work towards the attainment of our goals.

Topics

Dealing with RoHS: Plan to Finish in Fiscal 2005

Europe has issued the RoHS (Restriction of Hazardous Substances) directive, which bans the use of six hazardous materials used in electronic equipment, including lead and mercury. This directive will go into effect in July 2006. The Omron Group is actively responding to the issue of these regulated chemical compounds, eliminating hazardous substances not only in the parts we purchase but also in our manufacturing processes, and working towards the building of environmental security systems at the developmental and design stages. In fiscal 2005, we will make great efforts to remove all of these regulated chemical substances from our products using this framework. Our goal is to eliminate the use of these substances in all products by the end of March 2006.

ENVIRONMENTAL DECLARATION

We pledge to aspire to harmonize with nature and work for a better environment through activities showing a strong sense of public responsibility.

Environmental Vision "Green Omron 21"


Creating a 21st Century Company
Development of society
Contributing to the sustainable development of society
Maximizing Omron value on a long-term basis
Disclosure of environmental information and environmental contribution activities
Environmentally-friendly logistics
Eco-Logistics
Eco-Communication
Creating environmentally-friendly products, environmentally-conscious products
Eco-Factories/ Laboratories/ Offices
Eco-Management
Eco-Products
Eco-Mind
High environmental awareness of all empoloyees
Environmentally-friendly business activities
Environmental efforts in corporate management

For more details, please see The Company's Sustainability Report 2005

We believe it is important that we fulfill our responsibility of creating dialog with more of our stakeholders, explaining our thoughts regarding the expectations people hold for us, and having everyone understand our position. Thus, we started, in 2004, to issue The Company's Sustainability Report, which adds a social report to the environmental report we were issuing previously, and are now making it available on our website. For more details regarding Omron's CSR ideas, plans, and activity report, please refer to The Company's **Sustainability Report 2005**. We would be happy to hear everyone's frank opinions.
http://www.omron.com/corporate/csr/

Intellectual property is one of Omron's most important management resources. It determines our growth potential, profitability, and sustainability.

THE SIGNIFICANCE OF INTELLECTUAL PROPERTY FOR OMRON'S MANAGEMENT

At Omron, we have set maximizing corporate value as the goal of GD2010. In keeping with this goal, we are seeking first to double by 2007 the total business value achieved in FY 2003, based on the present value (PV) of cash flows anticipated from the Group's various business domains. For this purpose, operating with a balance between increasing top line growth potential and improving profitability will be essential.

We believe that the core technologies Omron has developed through the years, along with the intellectual property that supports them, will be the greatest driving force behind this simultaneous realization of growth potential and profitability. Strengthening our position in highly unique technologies or intellectual property (IP) that our competitors cannot easily duplicate, with the backing of strong patents and high-caliber expertise, will create a synergistic effect and contribute to the realization of these elements.

Strategic utilization of intellectual property enables profitable growth. We therefore regard it as one of our most important management resources.

R&D SYSTEM AND ORGANIZATION FOR ENHANCING INTELLECTUAL PROPERTY

1) Investment in R&D

While there have been fluctuations depending on the fiscal year, the overall trend for our R&D expenses ratio has remained steady at an annual rate of around 8%. Despite the effects of annual fluctuations in the business environment, we believe that increasing our medium to long-term corporate value results in extending merits to our shareholders, investors, and all other stakeholders. Among these expenses, the ratio of investment in basic technology development to investment in product business development in fiscal 2004 was about one to five. Looking at the trends of these two portions of expenses, investment in basic technology development has remained stable, while the ratio of investment in product development has continually increased over the past three years.

2) Personnel involved in R&D

We believe that R&D greatly contributes to maximizing corporate value. In that regard, we look to further motivate our R&D personnel in ways that include abolishing ceilings on compensatory payments and recognizing not only domestic but also overseas sales results. We are also placing efforts on cultivating personnel who can make business contributions. For example, for employees who possess extremely high levels of professional expertise in areas such as electrical engineering, molding technology, and license negotiation, we will commence the operation of a specialist manager system that offers them company-wide career opportunities.

Maximizing corporate value by strengthening and leveraging our intellectual property portfolio


GD2010
Long-term maximization of corporate value
Doubling of total business value over FY2003
Increased growth potential and elevated profitability
Strengthened intellectual property portfolio
Creation of highly original core technologies

Intellectual property: developing a strategy and business growth scenario


Management/ Business Strategy
Original technologies – maximization of corporate value by the power of intellectual property
Technology Strategy
Strengthening our technical edge through the creation of core technologies
Shared Growth Strategy
Intellectual Property Strategy
Development of strong intellectual property and mitigation of risk
Group Structure
Management Planning Office /Intellectual Property Dept.
Overall management
Intellectual property group for each segment
Technology headquarters
Expansion of business
Development of core technologies
Foundation of Intellectual Property Strategy
Strengthening and Leveraging our Intellectual Property Portfolio

3) R&D system and organization

Beginning with our core technologies, the scenario for building a growth structure in three to five years was established at the management level. This scenario is divided into three themes: group growth strategy, group company growth strategy, and core technology development. The first and second themes are carried out jointly by the business companies and R&D headquarters, while the third is carried out solely by the R&D headquarters. As of March 31, 2005, there were 1,384 R&D personnel, their organization detailed in the chart below.

R&D Organization


CEO
Research and Development Headquarters
Advance Device Laboratory
Sensing & Control Laboratory
Business Company
R&D Center
SBU (Strategic Business Unit)
Product Development Department

INTELLECTUAL PROPERTY STRATEGY

At the Omron Group, our fundamental intellectual property strategy is to strengthen our IP portfolio, including patents, know-how, copyrights and trademarks and utilizing it effectively to maximize corporate value.

To that end we have created a structure for effectively sharing management resources, technology and intellectual property. Our aim is to construct scenarios for success that will lead to tremendous business growth through utilizing intellectual property in business and technology strategies. Specifically, we will create technology that will form the core for business growth, and further expand business opportunities through the acquisition of strong intellectual property. Company-wide intellectual property strategy that aligns technology with business strategy is led by the Intellectual Property Department of the Corporate Planning Division, which maintains close contact with intellectual property departments established in each business segment.

To ensure that intellectual property does not leak outside of the company, we have adopted a system of rules for managing confidential information.

In recent years, the circulation of large numbers of imitation Omron brand products, mainly in China, has resulted in damage to our corporate value. In response, we have initiated countermeasures by first, stationing representatives in Shanghai; second, creating an original "Omron Anti-Counterfeit Manual," and distributing it to administrative agencies; and third and lastly, periodically conducting anti-counterfeiting campaigns.

Intellectual Property and R&D-related Data

		FY2005 Plan	FY2004	FY2003	FY2002
Number of patents	Applied for	1,300	**1,216**	1,170	1,141
	Registered	700	**676**	580	543
	Number of patents	4,500	**4,426**	4,154	4,068
R&D expenses	Total	50.0	**49.4**	46.5	40.2
(Billions of yen)	IAB	17.5	**16.7**	14.5	13.4
	ECB	9.5	**7.9**	6.7	6.0
	AEC	7.5	**6.4**	5.2	4.0
	SSB	3.5	**5.3**	7.6	5.4
	HCB	3.0	**2.7**	2.7	2.5
	Other businesses (Business Development Group and other segments)	9.0	**10.6**	9.8	8.9
R&D expenses ratio		8.0%	**8.1%**	7.9%	7.5%
R&D staff (persons)			**1,384**	1,594	1,378

(As of June 23, 2005)



DIRECTORS

Chairman of the BOD
Yoshio Tateisi

President and CEO
Hisao Sakuta

Director and Executive Vice President
Shingo Akechi
Tadao Tateisi

Senior Managing Director
Tsukasa Yamashita

Director (external)
Noriyuki Inoue
Kakutaro Kitashiro

CORPORATE AUDITORS

Corporate Auditors
Tsutomu Ozako
Yoshisaburo Mogi (external)
Yoshio Nakano (external)
Hidero Chimori (external)

EXECUTIVE OFFICERS

Executive Vice President
Fumio Tateisi

Senior Managing Officers
Fujio Tokita
Soichi Yukawa
Yutaka Takigawa

Managing Officers
Yasuhira Minagawa
Kuniyasu Kihira
Toshio Ochiai
Hiroki Toyama
Kojiro Tobita
Kuninori Hamaguchi
Koichi Imanaka

Executive Officers
Yukio Kobayashi
Yoshinobu Morishita
Takuji Yamamoto
Yoshinori Suzuki
Hiroshi Fujiwara
Kazunobu Amemiya
Hideo Higuchi
Yutaka Fujiwara
Tatsunosuke Goto
Mike van Gendt


3
4
5
6
7
1
2

1. Yoshio Tateisi
   Chairman of the BOD
2. Hisao Sakuta
   President and CEO
3. Noriyuki Inoue
   Director (external)
4. Kakutaro Kitashiro
   Director (external)
5. Shingo Akechi
   Director and Executive Vice President
6. Tadao Tateisi
   Director and Executive Vice President
7. Tsukasa Yamashita
   Senior Managing Director

FINANCIAL SECTION

CONTENTS

Note: Six-year Financial Summary, Eight-quarter Financial Summary, Fiscal 2004 Management's Discussion and Analysis (including Business and Other Risks) are unaudited.

Six-year Financial Summary

OMRON Corporation and Subsidiaries
Years ended March 31

	Millions of Yen (unless otherwise specified)					
	2005	2004	2003	2002	2001	2000
Operating Results:						
Net sales (Note 3)	¥ 608,588	¥ 584,889	¥ 535,073	¥ 533,964	¥ 594,259	¥ 555,358
Industrial Automation Business (IAB)	250,329	229,638	202,518	184,185	227,691	215,087
Electronic Components Business (ECB)	101,127	88,988	79,365	81,062	129,444	109,661
Automotive Electronic Components Business (AEC)	64,558	58,824	59,480	50,800	—	—
Social Systems Business (SSB)	115,205	135,997	116,652	128,057	141,928	128,534
Healthcare Business (HCB)	50,583	46,962	42,331	40,617	39,327	42,640
Other Businesses	26,786	24,480	34,727	49,243	55,869	59,436
Cost of sales	358,817	344,835	327,413	353,429	376,194	358,911
Gross profit	249,771	240,054	207,660	180,535	218,065	196,447
SG&A expenses (excluding R&D expenses)	144,219	142,157	135,112	134,907	131,203	133,662
R&D expenses	49,441	46,494	40,235	41,407	42,513	36,605
Operating income	56,111	51,403	32,313	4,221	44,349	26,180
EBITDA (Note 4)	84,753	79,065	61,989	37,790	76,566	57,625
Net income (loss)	30,176	26,811	511	(15,773)	22,297	11,561
Cash Flows:						
Net cash provided by operating activities	61,076	80,687	41,854	33,687	50,796	59,926
Net cash used in investing activities	(36,050)	(34,484)	(30,633)	(40,121)	(32,365)	(34,180)
Free cash flow (Note 5)	25,026	46,203	11,221	(6,434)	18,431	25,746
Net cash used in financing activities	(40,684)	(28,119)	(1,996)	(12,056)	(24,582)	(23,785)
Cash and cash equivalents at end of the year	80,619	95,059	79,919	70,779	85,621	88,670
Financial Position (At Year-End):						
Total assets	585,429	592,273	567,399	549,366	593,144	579,489
Working capital	132,952	131,678	143,536	148,053	145,489	169,797
Interest-bearing debt	24,759	56,687	71,260	58,711	67,213	69,472
Shareholders' equity	305,810	274,710	251,610	298,234	325,958	336,062
Per Share Data (Yen):						
Net income (loss):						
Basic	126.5	110.7	2.1	(63.5)	87.4	45.0
Diluted	124.8	107.5	2.1	(63.5)	85.3	44.5
Shareholders' equity	1,284.8	1,148.3	1,036.0	1,201.2	1,311.1	1,308.6
Cash dividends (Note 6)	24.0	20.0	10.0	13.0	13.0	13.0
Ratios:						
Gross profit margin	41.0%	41.0%	38.8%	33.8%	36.7%	35.4%
Operating income margin	9.2%	8.8%	6.0%	0.8%	7.5%	4.7%
EBITDA margin (Note 4)	13.9%	13.5%	11.6%	7.1%	12.9%	10.4%
SG&A expenses (excluding R&D expenses)/Net sales	23.7%	24.3%	25.3%	25.3%	22.1%	24.1%
R&D expenses/Net sales	8.1%	7.9%	7.5%	7.8%	7.2%	6.6%
Return on assets (ROA) (Note 7)	8.9%	8.3%	0.8%	(4.4%)	6.8%	3.6%
Return on shareholders' equity (ROE)	10.4%	10.2%	0.2%	(5.1%)	6.7%	3.5%
Inventory turnover (times)	5.17	4.73	4.36	4.25	4.44	4.56
Assets turnover (times)	1.03	1.01	0.96	0.93	1.01	0.96
Ratio of shareholders' equity to total assets	52.2%	46.4%	44.3%	54.3%	55.0%	58.0%
Current ratio	181.6%	171.4%	194.7%	214.4%	179.3%	215.1%
Debt/equity ratio (times)	0.91	1.16	1.26	0.84	0.82	0.72
Interest coverage ratio (times)	53.36	43.27	23.59	4.36	26.83	14.64
Other Financial Data:						
Capital expenditures (cash basis)	38,579	38,115	34,454	38,896	37,583	31,146
Depreciation and amortization	28,642	27,662	29,676	33,569	32,217	31,445
Employees (persons)	24,904	24,324	23,476	25,124	24,997	24,821

Note: 1. Six-year Financial Summary are based on U.S. GAAP.
2. Six-year Financial Summary are unaudited.
3. Certain reclassifications have been made to the net sales amounts of ECB and AEC previously reported for the year ended March 2002 in order for them to conform to the categories of the year ended March 2003. The amounts previously reported for the year ended March 2002 were: IAB, ¥186,984 million; ECB, ¥128,193 million; SSB, ¥124,627 million. These same reclassifications could not be made to net sales amounts previously reported for the year ended March and earlier because the necessary data is not readily available.
4. EBITDA = Operating income + Depreciation and amortization EBITDA margin = EBITDA/Net sales x 100.
5. Free cash flow = Net cash provided by operating activities – Net cash used in investing activities.
6. *Cash dividends per share represent the amounts applicable to the respective year, including dividends to be paid after the end of the year.*
7. Return on assets (ROA)=Income (loss) before income taxes, minority interests and cumulative effect of accounting change/Total assets x 100. Total assets are based on the simple average of assets at the beginning and end of each fiscal year.

Eight-quarter Financial Summary

OMRON Corporation and Subsidiaries
Years ended March 31

	Millions of Yen									
	1st Quarter		2nd Quarter		3rd Quarter		4th Quarter		For the year	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Operating Results:										
Net sales	147,930	134,382	154,342	135,810	147,335	146,645	158,981	168,052	608,588	584,889
IAB	63,979	54,477	63,230	56,128	60,358	57,934	62,762	61,099	250,329	229,638
ECB	24,834	22,341	25,122	21,201	26,098	23,360	25,073	22,086	101,127	88,988
AEC	14,913	14,593	15,300	13,631	16,982	14,995	17,363	15,605	64,558	58,824
SSB	26,474	25,648	32,398	28,010	21,170	30,795	35,163	51,544	115,205	135,997
HCB	12,376	11,693	11,520	11,119	14,696	13,328	11,991	10,822	50,583	46,962
Other Businesses	5,354	5,630	6,772	5,721	8,031	6,233	6,629	6,896	26,786	24,480
Operating income	15,206	9,886	15,992	11,654	14,647	15,793	10,266	14,070	56,111	51,403
IAB	12,721	8,098	10,904	8,234	8,602	8,753	9,198	9,096	41,425	34,181
ECB	4,298	4,116	4,050	3,392	3,884	3,889	3,834	3,198	16,066	14,595
AEC	(278)	356	(431)	11	248	170	(416)	464	(877)	1,001
SSB	123	(686)	3,615	1,558	1,221	3,989	1,474	5,508	6,433	10,369
HCB	2,323	1,918	677	1,894	2,933	2,947	1,688	420	7,621	7,179
Other Businesses	536	(61)	1,465	1,921	1,394	1,041	401	902	3,796	3,803
Eliminations & Corporate	(4,517)	(3,855)	(4,288)	(5,356)	(3,635)	(4,996)	(5,913)	(5,518)	(18,353)	(19,725)
Cash Flows:										
Net cash provided by operating activities	10,689	14,192	22,892	21,353	2,868	9,984	24,627	35,158	61,076	80,687
Net cash used in investing activities	(5,379)	(6,059)	(11,106)	(9,492)	(11,063)	(5,053)	(8,502)	(13,880)	(36,050)	(34,484)
Net cash used in financing activities	(3,528)	(3,403)	(33,737)	(14,538)	1,274	(1,506)	(4,693)	(8,672)	(40,684)	(28,119)
Cash and cash equivalents at end of the year	96,962	84,378	(19,475)	(5,119)	(8,656)	2,142	11,788	13,658	80,619	95,059

Note: Eight-quarter Financial Summary are unaudited.

The Macroeconomic Environment

1. Japan

It is possible to summarize fiscal 2004 as a year in which the overall expansion of economic conditions apparently slowed. In particular, there was a marked slowdown in private capital expenditures during the second and third quarters of fiscal 2004, an area where significant recovery occurred during fiscal 2003. This was due mainly to the inventory adjustment in digital consumer electronics, semiconductors and other aspects of the IT industry. However, even this inventory adjustment has basically passed its cyclical crisis point, and something of a recovery was noted in the fourth quarter of fiscal 2004. Moreover, the actual growth rate of consumer spending exceeded 1.0 percent for the first time in eight years since fiscal 1996. Export fluctuations were seen from the second fiscal quarter when a sense of caution over restraining the overheated economic conditions in China and uncertainty over currency exchange movements prevailed. While this is certainly an unsteady economic footing, the issues of excess equipment, personnel and liabilities, three major strains on the Japanese economy since the collapse of the bubble, have essentially been settled. Thus, expectations are still strong for medium to long-term economic expansion, and the Nikkei average stock prices have firmly remained at the ¥11,000 to ¥12,000 level.

2. Overseas

In the United States, economic conditions continued to feel the impact of housing investment and capital expenditures. The real GDP growth rate rose to 4.4 percent in fiscal 2004 (calendar year) from 3 percent in fiscal 2003. However, in the latter half of the fiscal year, a slight slackening of the pace of growth was evident due to unsteady elements such as the gradual weakening of tax cut effects, an increase in long-term interest rates, and soaring energy prices. In Europe as well, there was a partial recovery in capital expenditures and solid economic growth in fiscal 2004. The impact of a stronger euro and soaring prices for raw materials, however, slowed the pace of growth in the latter half of the fiscal year. The Asian economy has continued to be generally favorable. In China in particular, last fiscal year's momentum continued, and fiscal 2004 (calendar year) saw a real GDP growth rate of 9.5 percent (compared to 9.3 percent for fiscal 2003). Although China has on occasion controlled excessive economic expansion, given the acceleration of its buying power and upcoming large-scale events such as the Olympics and World Exposition, it is likely to still experience high growth in the medium to long term.

General Overview of Fiscal 2004 Results

Net sales increased 4.1 percent over the previous fiscal year, while operating income and net income showed significant increases of 9.2 percent and 12.6 percent, respectively. Operating income and net income levels have been the highest on record for two consecutive terms. The Group has identified the primary causes for the change in operating income as follows: A sharp rise in materials expenses of approximately ¥1.0 billion, currency exchange fluctuations of approximately ¥800 million, and the roughly ¥5 billion increase in selling, general and administrative (SG&A) expenses, including research and development (R&D) expenses. However, these negative factors were absorbed on the plus side by the increased net sales of ¥10.5 billion, and cost reductions amounting to about ¥1.0 billion. Return on shareholders' equity (ROE) reached 10.4 percent, again clearing the target of 10 percent, after registering 10.2 percent in fiscal 2003. Improvements in balance sheet efficiency and financial health have also continued. Total assets shrank by approximately ¥6.9 billion in line with inventory reductions, etc. Total liabilities shrank by approximately ¥38.0 billion, primarily due to reductions in long-term and short-term borrowings. As a result, the shareholders' equity ratio increased by 5.8 percentage points to 52.2 percent.

Net Sales and Operating Income


(Billions of yen)
700
600
500
400
300
200
100
0
FY00
FY01
FY02
FY03
FY04
Net sales
Operating income

SG&A Expenses Ratio and R&D Expenses Ratio


(%)
30
20
10
0
FY00
FY01
FY02
FY03
FY04
SG&A expenses ratio
R&D expenses ratio

Net Income (Loss) and ROE


(Billions of yen)
(%)
40
30
20
10
0
-10
-20
20
15
10
5
0
-5
-10
FY00
FY01
FY02
FY03
FY04
Net income (loss) [left axis]
ROE [right axis]

Review and Analysis of the Income Statement

Sales

Sales increased 4.1 percent over the previous fiscal year to ¥608,588 million. Geographically, there was an increase in revenue in all regions including Japan, North America, Europe and Asia. For all business segments, all areas showed an increase in revenue, with the exception of the Social Systems Business (SSB).

Cost of Sales and SG&A Expenses

In line with expanded sales, cost of sales and SG&A expenses (excluding R&D expenses) increased by 4.1 percent and 1.5 percent year-on-year respectively, in accordance with expanded sales. As for increased materials expenses as part of the cost of sales, there was an increase in materials expenses of roughly ¥1.0 billion. This was, however, absorbed by equivalent cost reductions, and the gross profit margin was maintained on par with the previous year at 41.0 percent. Also, the ratio of the cost of sales and SG&A expenses (excluding R&D expenses) improved by 0.6 percentage points over the previous year to 23.7 percent. R&D expenses increased by ¥2,947 million over the previous year to ¥49,441 million, and its ratio to net sales increased from 7.9 percent in the previous year to 8.1 percent. This represents part of the Omron Group's strategy to accelerate performance growth by further strengthening its technological edge. In future policy, the net sales ratio for this expense will be maintained around roughly the 8 percent level.

Non-operating Profit and Loss

Net non-operating loss came to ¥3,563 million, on par with that for the previous year (loss of ¥3,419 million). Net interest income and expenses improved significantly due to reductions in interest-bearing debts from a loss of ¥317 million in the previous year to ¥216 million for this current year. Also, foreign exchange loss was reduced from ¥1,254 million in the previous year to ¥75 million. However, other expenses increased by ¥1,856 million to ¥3,704 million, up from ¥1,848 million in the previous year. The primary cause was an increase in losses by companies accounted for under the equity method.

Net Income before Income Taxes, Net Income and Profit Distribution

Due to the results noted above, net income before taxes showed a 9.5 percent increase over the previous year to ¥52,548 million. Moreover, net income showed a 12.6 percent increase over the previous year to ¥30,176 million. This means that basic net income per share reached ¥126.5, in contrast to ¥110.7 for the previous year. Based on its profit distribution policy, an ordinary cash dividend was set at ¥14.0 per share in consideration of the current and previous fiscal years' results. In combination with the previous interim dividend of ¥10.0, the total dividend for the fiscal year came to ¥24.0 with a dividend payout ratio of 19.0 percent.

Segment Information

Sales in the segment information column show sales to external customers, excluding intersegment transactions. Conversely, operating income shows operating income including internal profits, prior to the deduction of amounts such as intersegment transactions and headquarters expenses that are not apportionable.

Sales Breakdown by Business Segment

	FY2004	FY2003
IAB	41.1%	39.3%
ECB	16.6%	15.2%
AEC	10.6%	10.1%
SSB	18.9%	23.3%
HCB	8.3%	8.0%
Other	4.5%	4.2%

1. By Business Segment

• Industrial Automation Business (IAB)

Sales of the Industrial Automation Business (IAB) for this year showed a slowdown over the previous year. However, with support from comparatively firm capital expenditures demand, there was an increase of 9.0 percent over the previous year to ¥250,329 million (accounting for 41.1 percent of consolidated net sales).

Domestically, the market for cellular phone and digital consumer electronics, which had done favorably in the first half of the year, entered a phase of reduction in the second half of the year. However, consumer willingness to invest in improved quality and safety was strong. With the provision of "Total solutions for improved quality" and "IT integration of the manufacturing process" to the semiconductor, flat panel display (FPD), electronic component, automobile, food, machine tool, transportation equipment, and packaging equipment industries, there was an increase in sales including PCB Inspection Systems, displacement sensors, vision sensors, network devices, motion controllers, and safety-related devices.

Overseas, there was an impact on growth in mainland China from measures to control the overheating of economic conditions, casting a shadow on the market's vitality. However, sales in China and Southeast Asia showed significant increases due to direct marketing aimed at customers, enhancement of sales channels, and stronger efforts on social infrastructure. In Europe also, primary manufacturers relocated their manufacturing bases, advancing demand for capital expenditures in Northern and Eastern Europe and leading to a rapid increase in sales. Furthermore, conditions were favorable in North America as well, focused on the automotive industry. Along with increased sales, operating income increased 21.2 percent over the previous year to ¥41,425 million.

• Electronic Components Business (ECB)

With a focus on expansion of high value-added products with unique technology, sales in the Electronic Components Business (ECB) for this year increased 13.6 percent over the previous year to ¥101,127 million (accounting for 16.6 percent of consolidated net sales). In particular, in terms of backlight operations, there were negative factors such as reductions in selling price due to fierce price competition. However, in conjunction with the expansion in the cellular telephone market, sales showed a significant increase.

Domestically, semiconductor-related industries performed favorably with increases in demand for electric power due to hot weather and a buildup of the digital consumer electronics market including flat screen televisions. As a result, sales of industrial and consumer equipment relays, switches and connectors were favorable.

Overseas, spurred by a global boom in cellular telephones and portable music devices, there was an increase in demand for cellular phone LED backlights and FPC (flexible printed circuit) connectors produced via ultra-precision 3D fabrication and replication technology. Furthermore, use of signal relays for base stations increased in the IT industry in Europe and China, where a rapid development of the communications infrastructure is planned. In East Asia, the market was also favorable for various devices in the air conditioning industry.

Operating income increased 10.1 percent over the previous year to ¥16,066 million in accordance with increased sales.

• Automotive Electronics Components Business (AEC)

Sales of the Automotive Electronics Components Business (AEC) for this year increased 9.7 percent over the previous year to ¥64,558 million (accounting for 10.6 percent of consolidated net sales). This was due to firm growth in the number of vehicles produced, in addition to benefits from increases in the installation rate of electrical equipment for vehicles.

Domestically, although the total number of vehicles produced rose only marginally, AEC sales increased thanks in part to the launch of new products such as laser radar, electric power steering controllers and door lock controllers.

Overseas, severe conditions continued, particularly in the North American market, due to gradual decrease in vehicle production by the Big Three American automotive manufacturers, a continued strong yen, and intensified price competition for automotive relays. Conversely, in the European, Korean and Asian markets, where subsequent growth is anticipated, steady growth in sales was enabled through proactive customer development. In particular, sales in Korea were favorable in those areas where exports to the U.S. market increased. Also, in Europe where automotive relays are gathering momentum, there were rapid sales increases due to acquisition of relay companies.

However, in terms of profit and loss, with the impact of transient costs generated by quality upgrades, in addition to an increased burden from R&D expenses, operating profit and losses showed a loss of ¥877 million (compared to a profit of ¥1.0 billion in fiscal 2003).

• Social Systems Business (SSB)

In terms of sales of the Social Systems Business (SSB) for this year, in the electronic funds transfer systems business, there was a significant increase in demand for upgrades to ATM and automated bill changers, as well as modifications to existing equipment in the domestic market to handle the newly introduced paper currency during the first half of the year. Overseas, there was a strong increase in demand in Taiwan due to measures for financial equipment able to handle IC cards.

In addition, in the train station management and approval systems business, there were demands for updating and modifying ticketing devices, in accordance with the issuance of new bills, as well as large-scale demand generated in accordance with rail line extensions and the inauguration of new lines. These contributed to expanded sales, as did expansion of demand for approval devices for handling IC cards, as a means of dealing with counterfeiting.

However, in the Traffic and Road Management Systems business, the large-scale demand for urban highways projects experienced in the previous fiscal year did not recur. Demand for new road management systems slowed. The impact of administrative and budgetary pressures and intensifying market competition caused demand for traffic management systems to decrease. Due to these and other factors, sales decreased substantially.

Furthermore, control of the financial equipment business of handling ATMs (automated teller machines) was transferred in October 2004 to Hitachi-Omron Terminal Solutions, Corp., a company accounted for by the equity method (with 55 percent equity participation by Hitachi, Ltd. and 45 percent by Omron Corporation). As a result of this extraordinary circumstance, sales of SSB for this year decreased 15.3 percent over the previous year to ¥115,205 million (accounting for 18.9 percent of consolidated net sales).

Operating income decreased 38.0 percent over the previous fiscal year to ¥6,433 million in accordance with decreased sales.

• Healthcare Business (HCB)

Net sales of the Healthcare Business (HCB) for this year increased 7.7 percent over the previous fiscal year to ¥50,583 million (accounting for 8.3 percent of consolidated net sales), due to increased consciousness about health globally.

Domestically, as an effect of advertisements advances were made in terms of market share for body composition monitors with scales. Likewise, awareness of self-care needs was heightened with respect to patients with high blood pressure, bolstering sales of digital blood pressure monitors.

Overseas, there was a significant expansion in digital blood pressure monitors in North America. Conversely, while the development of marketing centers in China led to rapid growth in sales there in fiscal 2003, the Chinese market stalled impacted by the measures to control the overheating of economic conditions.

While there were temporary expenses generated in accordance with improved quality, operating income increased 6.2 percent over the previous year to ¥7,621 million, in accordance with increased sales.

• Other Businesses

Sales of Other Businesses for this year increased 9.4 percent over the previous year to ¥26,786 million (accounting for 4.5 percent of consolidated net sales). Other businesses are focused primarily on two pillars: (1) the Business Development Group's exploration and nurturing of new businesses, and (2) fostering and strengthening of businesses not covered by a specific internal company.

Within existing business lines, intensified competition for commercial game machines continued in the entertainment area. However, there was a favorable trend in mobile contents, and overall sales showed an increase over those of the previous year. In addition, in terms of the PC peripherals business, modems and broadband routers recorded firm sales. Also, the systems integration business also expanded smoothly against a backdrop of business IT investment.

As for the exploration and nurturing of new businesses, in terms of the wireless sensing business, sales of personal automotive antitheft devices grew. The RFID (radio frequency identification) business also underwent steady growth.

Operating income decreased 0.2 percent over the previous year to ¥3,796 million, due to an increased burden from R&D expenses.

2. Review of Operations by Region

• Japan

Sales for all business segments grew, with the exception of a decrease in the Social Systems Business (SSB) given the transfer of the financial equipment business to the joint venture Hitachi-Omron Terminal Solutions, Corp. in October 2004. As a result, there was an increase in domestic sales of 3.0 percent over the previous year to ¥387,627 million.

• North America

Sales increased steadily for the Industrial Automation Business (IAB), Automotive Electronics Components Business (AEC) and Healthcare Business (HCB). The fall in income in the Electronic Components Business (ECB) due to growth issues for digital consumer electronics as well as the impact of a strong yen was covered by increased income from other business segments. As a result, the increase in sales in North America was 1.5 percent over the previous year to ¥65,612 million.

Sales Breakdown by Region



FY00
71.3%
10.8%
10.3%
7.6%
FY01
67.0%
12.3%
12.2%
8.5%
FY02
63.7%
12.7%
13.7%
9.9%
FY03
64.3%
11.0%
14.4%
10.2%
FY04
63.7%
10.8%
15.2%
10.3%
Japan
North America
Europe
Asia and Other

• Europe

With the exception of the Social Systems Business (SSB), proactive developmental operations showed good results. Supplemented by a high euro and low yen, all business sectors saw growth in sales. As a result, there was an increase in sales in Europe of 9.4 percent over the previous year to ¥92,239 million.

• Asia and Other

Sales of the Electronic Components Business (ECB) and Automotive Electronics Components Business (AEC) increased. Conversely, while there were firm sales in China, there was also a large-scale impact from reductions in the digital economic conditions throughout the rest of Asia, and the Industrial Automation Business (IAB) experienced a loss in income. As a result, sales in Asia increased 5.8 percent over the previous year to ¥63,110 million.

Explanation of Balance Sheets

Assets, Liabilities and Shareholders' Equity

Small, efficient and firm financial development continued, resulting in total assets at the end of this year being reduced by 1.2 percent over the previous year to ¥585,429 million. A primary cause of asset reductions was a 6.4 percent decrease in current assets over the previous year to ¥295,940 million. The reduction in current assets was primarily caused by the following: (1) a reduction in free cash flow of ¥21,177 million through tax and other payment increases, resulting in a reduction of ¥14,440 million in cash and cash equivalents (15.2 percent reduction over the previous year) and (2) thorough inventory management, and a reduction in inventory assets of ¥1,756 million (2.5 percent) over the previous year. Conversely, growth investment for property, plant and equipment was proactively implemented, leading to an increase of ¥3,966 million (2.6 percent) over the previous year. Investments and other assets increased ¥9,476 million (7.6 percent) over the previous year due to acquisition of relay companies in Europe.

The total for current liabilities, long-term debt and minority interests in subsidiaries at the end of the current year was reduced by ¥6,844 million (1.2 percent) over the previous year to ¥585,429 million. In accordance with a bond redemption in September 2004, the long-term debt scheduled to be repaid within one year was reduced ¥19,533 million to ¥10,503 million, and the current ratio increased to 182 percent from 171 percent at the end of previous year. Also, as an aspect of long-term debt, bond redemption was advanced as an underlying asset for stable cash inflow, and long-term debt was reduced ¥9,375 million compared to the end of previous year to ¥1,832 million. As a result, total interest-bearing liabilities were reduced ¥31,928 million (56.3 percent) over the previous year to ¥24,759 million. Termination and retirement benefits were reduced ¥7,750 million (6.5 percent) in comparison with the end of previous year to ¥111,988 million.

Shareholders' equity increased 11.3 percent over the previous year to ¥305,810 million. The primary cause was an increase in "other" surplus funds of ¥24,255 million resulting from increased net income. Treasury stock increased ¥2,943 million compared to the end of previous year to ¥23,207 million, due to acquisitions during that time. As a result, the ratio of shareholders' equity to total assets increased to 52.2% from 46.4% at the end of the previous year, and the debt/equity ratio improved to 0.91 from 1.16 in the previous year. Shareholder's equity per share based on the number of shares outstanding at the end of the year was ¥1,284.81, compared to ¥1,148.33 at the end of the previous year.

Cash Flow

Cash and cash equivalents at the end of this year were reduced ¥14,440 million over the previous year to ¥80,619 million with minimal effects of exchange rate fluctuations this year.

In terms of cash flows from operating activities, net income increased ¥3,365 million. However, there was also an increase in tax payments, leading to an inflow decrease of ¥19,611 million over the previous year to ¥61,076 million.

With regard to cash flows from investing activities, capital expenditures for growth infrastructure development and investments in affiliates were proactively implemented, leading to an increase in outflow of ¥1,566 million over the previous year to ¥36,050 million.

As for cash flows from financing activities, due to increases in repayment of borrowed money in sums above those in the previous year, outflow reached ¥40,684 million (in comparison to a ¥28,199 million outflow in the previous year).

Business and Other Risks

The following risks may influence the Omron Group's management results and financial condition (including share price), and Omron believes that these items may substantially affect investor decisions.

Note that items referring to the future reflect the Omron Group's forecasts and assumptions as of June 24, 2005, the date of publication of these materials.

1. Economic Conditions

The primary business of the Omron Group is consumer and commerce electronic components used in the manufacture of control system equipment and other electrical and electronic equipment by the manufacturing sector and in capital investment related areas. Accordingly, demand for Omron Group products is affected by economic conditions in these markets. Also, the Omron Group procures raw materials and semi-finished products in a wide variety of forms, and rapid increases in demand could result in supply shortages and/or sudden increases in prices that could halt production and/or cause sudden increases in costs.

Both in Japan and overseas, therefore, market forces affecting suppliers to, and purchasers from, the Omron Group can result in the contraction of demand for our products, thereby possibly having a negative impact on the Group's operating results and financial condition.

2. Risks Accompanying Overseas Business Activities

The Omron Group actively conducts business activities such as production and sales in overseas markets. The Group may be subject to operating difficulties in overseas countries related to possible social unrest due to factors including differences in culture or religion, political turmoil and uncertainty in economic trends, differences in business customs in areas such as the structure of relationships with local businesses and collection of receivables, specific legal systems and investment regulations, changes in tax systems, labor shortages and problems in the labor-management relationship, epidemics, and terrorism, wars, and other political circumstances.

Working Capital and Current Ratio



(Billions of yen)
(%)
150
100
50
0
300
200
100
0
FY00
FY01
FY02
FY03
FY04
Working capital [left axis]
Current ratio [right axis]

Outstanding Interest-Bearing Debts and Debt/Equity Ratio



(Billions of yen)
(Times)
80
60
40
20
0
2.0
1.5
1.0
0.5
0
FY00
FY01
FY02
FY03
FY04
Outstanding interest-bearing debts [left axis]
Debt/equity ratio [right axis]

Free Cash Flow



(Billions of yen)
50
40
30
20
10
0
-10
FY00
FY01
FY02
FY03
FY04
Free cash flow

These various risks associated with overseas operations may have a negative impact on the Omron Group's operating results and financial condition.

3. Exchange Rate Fluctuation

The Omron Group has 97 overseas affiliated companies and continues to reinforce its business operations in overseas markets, such as China for which major market growth is anticipated in the future. The percentages of consolidated net sales accounted for by overseas sales during the fiscal years ended March 2004 and March 2005 were 38.3 percent and 39.9 percent, respectively, and Omron expects further increases in the overseas operations ratio due to factors such as production shifts. The Omron Group seeks to hedge against exchange rate risk in such ways as balancing imports and exports denominated in foreign currencies. Exchange rate fluctuations, however, could have a negative impact on the Group's operating results and financial condition.

4. Product Defects

The Omron Group is committed to the management philosophy of maximizing customer satisfaction, and implements the philosophy by providing the best quality products and services based on the Group's motto of "quality first." The Group has strict quality control standards in place, and develops and manufactures its products accordingly. The Corporate General Affairs Division of the parent company conducts quality audits, and a Group-wide quality check system is in place for the ongoing improvement of the quality of the Group's entire line of products and services. Nevertheless, there is no assurance that all of the Group's products are without defects, and that recalls will not occur in the future. Large-scale recalls and/or product defects resulting in liability-related damages could impose huge costs, could severely influence evaluations of the Omron Group, and could result in reduced sales. Such events could exert a negative impact on the Group's operating results and financial condition.

5. Regulated Chemical Substances

The Omron Group currently manufactures products with materials containing regulated chemical substances such as lead and cadmium that will be banned from use in the EU from July 2006. At present, in cooperation with suppliers the Omron Group has nearly completed an investigation of the status of regulated chemical substances in all of the components and materials the Group uses, and is accelerating efforts to switch to substitute components and materials that do not contain regulated chemical substances. The Omron Group has constructed an IT system to support the steady, efficient implementation of the investigation of materials and components and the switch to substitute materials and components, and is working to make Omron Group products throughout the world "environmentally warranted products" by the end of March 2006. However, delays in the switchover due to shortages of substitute parts and materials could impact negatively on our operating results and financial condition.

6. Information Leakage

All aspects of the operations of the Omron Group depend on personal computers and an IT environment, including production, R&D, sales, and management, with external data exchange being conducted in the course of sales and procurement activities. With recent rapid advances in the Internet and large-capacity media, moreover, there is an increasing possibility that important internal information such as customer information could be leaked to outside of the Group. The Omron Group is strengthening its security measures to prevent external entry into its internal information systems, and a special committee has been established centering on the Corporate General Affairs Division. Steps are accordingly being taken to reinforce control over the information we handle, and to further improve employees' information literacy.

The Omron Group acquires information (including information on individuals) regarding the private and credit information of customers and other entities and other types of classified information through its business processes and important information in the course of business. The Omron Group is strengthening security to prevent external entry into its internal information systems and misappropriation by third parties, and a special committee has been established centering on the Corporate General Affairs Division. Steps are being taken to reinforce control over the information the Group handles, and to further improve employees' information literacy.

Unanticipated leakage of internal information, however, due for example to invasion of internal information systems using technology exceeding implemented security levels, could exert a negative impact on the Omron Group's operating results and financial condition.

7. Counterfeiting of Omron Group Products

The Omron Group has accumulated technology and expertise allowing it to differentiate its products from those of its competitors. However, it is impossible to completely protect all of the Group's intellectual property consisting of proprietary technology and expertise, due to legal restrictions in specific regions, including China, and conditions that allow only limited protection. At present, the Omron Group is working on intellectual property protection against imitation products, through such measures as the placement of full-time personnel (including local staff) in Shanghai. However, it is possible that the Group will not be able to completely prevent third parties from using its intellectual property in the manufacture of imitation products.

In China, skills in the methods needed to manufacture and sell imitations of the Omron Group's products improve each year, and organizations that manufacture and market counterfeit products have become extremely troublesome. The circulation of low-quality counterfeits that fraudulently use the Omron Group brand in Asia, including China, could damage trust in the Omron Group's products and the Group's brand image, and could exert a negative impact on the Omron Group's operating results and financial condition.

Consolidated Balance Sheets

OMRON Corporation and Subsidiaries
March 31, 2005 and 2004

ASSETS	Millions of yen 2005	Millions of yen 2004	Thousands of U.S. dollars (Note 2) 2005
Current Assets:			
Cash and cash equivalents	¥ 80,619	¥ 95,059	$ 753,449
Notes and accounts receivable — trade	124,409	124,891	1,162,701
Allowance for doubtful receivables	(2,757)	(2,823)	(25,766)
Inventories (Note 3)	68,585	70,341	640,981
Deferred income taxes (Note 11)	17,240	18,458	161,121
Other current assets	7,844	10,300	73,308
Total Current Assets	295,940	316,226	2,765,794
Property, Plant and Equipment:			
Land	43,794	45,583	409,290
Buildings	110,367	107,852	1,031,467
Machinery and equipment	143,111	141,932	1,337,486
Construction in progress	5,946	3,760	55,570
Total	303,218	299,127	2,833,813
Accumulated depreciation	(148,529)	(148,404)	(1,388,121)
Net Property, Plant and Equipment	154,689	150,723	1,445,692
Investments and Other Assets:			
Investments in and advances to affiliates (Note 4)	17,343	1,245	162,084
Investment securities (Note 4)	49,764	50,331	465,084
Leasehold deposits	8,595	8,777	80,327
Deferred income taxes (Note 11)	41,499	47,301	387,841
Other (Note 5)	17,599	17,670	164,477
Total Investments and Other Assets	134,800	125,324	1,259,813
Total Assets	¥ 585,429	¥ 592,273	$ 5,471,299

See notes to consolidated financial statements.

LIABILITIES AND SHAREHOLDERS' EQUITY	Millions of yen 2005	Millions of yen 2004	Thousands of U.S. dollars (Note 2) 2005
Current Liabilities:			
Bank loans (Note 6)	¥ 12,424	¥ 15,444	$ 116,112
Notes and accounts payable — trade	75,866	79,345	709,028
Accrued expenses (Note 18)	26,701	26,146	249,542
Income taxes payable	12,724	10,114	118,916
Other current liabilities (Note 11)	24,770	23,463	231,495
Current portion of long-term debt (Note 6)	10,503	30,036	98,159
Total Current Liabilities	162,988	184,548	1,523,252
Long-Term Debt (Note 6)	1,832	11,207	17,121
Deferred Income Taxes (Note 11)	1,199	483	11,206
Termination and Retirement Benefits (Note 8)	111,988	119,738	1,046,617
Other Long-Term Liabilities	63	140	589
Minority Interests in Subsidiaries	1,549	1,447	14,477
Total Liabilities	279,619	317,563	2,613,262
Shareholders' Equity (Note 9):			
Common stock, no par value:			
Authorized: 487,000,000 shares			
Issued: 249,121,372 shares in 2005 and 249,109,236 shares in 2004	64,100	64,082	599,065
Additional paid-in capital	98,726	98,705	922,674
Legal reserve	7,649	7,450	71,486
Retained earnings	199,551	175,296	1,864,962
Accumulated other comprehensive loss (Note 15)	(41,009)	(50,559)	(383,262)
Treasury stock, at cost — 11,101,591 shares in 2005 and 9,884,413 shares in 2004	(23,207)	(20,264)	(216,888)
Total Shareholders' Equity	305,810	274,710	2,858,037
Total Liabilities and Shareholders' Equity	¥ 585,429	¥ 592,273	$ 5,471,299

See notes to consolidated financial statements.

Consolidated Statements of Income

OMRON Corporation and Subsidiaries
Years ended March 31, 2005, 2004 and 2003

	Millions of yen			Thousands of U.S. dollars (Note 2)
	2005	2004	2003	2005
Net Sales	¥ 608,588	¥ 584,889	¥ 535,073	$ 5,687,738
Costs and Expenses:				
Cost of sales	358,817	344,835	327,413	3,353,430
Selling, general and administrative expenses	144,219	142,157	135,112	1,347,841
Research and development expenses	49,441	46,494	40,235	462,065
Interest expense (income), net (Note 6)	(216)	317	348	(2,019)
Foreign exchange loss, net	75	1,254	575	701
Other expenses, net (Note 10)	3,704	1,848	26,658	34,617
Total	556,040	536,905	530,341	5,196,635
Income before Income Taxes and Minority Interests	52,548	47,984	4,732	491,103
Income Taxes (Note 11)	22,108	20,762	3,936	206,617
Income before Minority Interests	30,440	27,222	796	284,486
Minority Interests	264	411	285	2,467
Net Income	¥ 30,176	¥ 26,811	¥ 511	$ 282,019

	Yen			U.S. dollars (Note 2)
	2005	2004	2003	2005
Per Share Data (Note 13):				
Net Income				
Basic	¥ 126.5	¥ 110.7	¥ 2.1	$ 1.18
Diluted	124.8	107.5	2.1	1.17

See notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income (Loss)

OMRON Corporation and Subsidiaries
Years ended March 31, 2005, 2004 and 2003

	Millions of yen			Thousands of U.S. dollars (Note 2)
	2005	2004	2003	2005
Net Income	¥ 30,176	¥ 26,811	¥ 511	$ 282,019
Other Comprehensive Income (Loss), Net of Tax (Note 15):				
Foreign currency translation adjustments:				
Foreign currency translation adjustments arising during the year	5,071	(6,680)	(2,227)	47,393
Reclassification adjustment for the portion realized in net income	—	462	222	—
Net change in foreign currency translation adjustments during the year	5,071	(6,218)	(2,005)	47,393
Minimum pension liability adjustments	4,115	3,470	(27,484)	38,458
Unrealized gains (losses) on available-for-sale securities:				
Unrealized holding gains (losses) arising during the year	1,274	11,916	(6,400)	11,907
Reclassification adjustment for losses on impairment realized in net income	13	500	692	121
Reclassification adjustment for net losses (gains) on sales realized in net income (loss)	(465)	(613)	661	(4,346)
Net unrealized gains (losses)	822	11,803	(5,047)	7,682
Net gains (losses) on derivative instruments:				
Net gains (losses) on derivative instruments designated as cash flow hedges during the year	(1,004)	639	(788)	(9,383)
Reclassification adjustment for net losses (gains) realized in net income (loss)	546	(344)	778	5,102
Net gains (losses)	(458)	295	(10)	(4,281)
Other Comprehensive Income (Loss)	9,550	9,350	(34,546)	89,252
Comprehensive Income (Loss)	¥ 39,726	¥ 36,161	¥ (34,035)	$ 371,271

See notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

OMRON Corporation and Subsidiaries
Years ended March 31, 2005, 2004 and 2003

	Number of common shares issued	Millions of yen: Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock
Balance, April 1, 2002	249,109,236	¥ 64,082	¥ 98,705	¥ 7,660	¥ 155,069	¥ (25,363)	¥ (1,919)
Net income					511		
Cash dividends, ¥10 per share					(2,455)		
Reversal of legal reserve				(41)	41		
Other comprehensive loss						(34,546)	
Acquisition of treasury stock							(10,218)
Reissuance of treasury stock (Note 9)					(32)		116
Balance, March 31, 2003	249,109,236	64,082	98,705	7,619	153,134	(59,909)	(12,021)
Net income					26,811		
Cash dividends, ¥20 per share					(4,808)		
Reversal of legal reserve				(169)	169		
Other comprehensive income						9,350	
Acquisition of treasury stock							(8,411)
Exercise of stock options					(10)		168
Balance, March 31, 2004	249,109,236	64,082	98,705	7,450	175,296	(50,559)	(20,264)
Net income					30,176		
Cash dividends, ¥24 per share					(5,713)		
Transfer to legal reserve				199	(199)		
Other comprehensive income						9,550	
Acquisition of treasury stock							(3,065)
Sale of treasury stock			3				16
Conversion of convertible bonds	12,136	18	19				1
Exercise of stock options			(1)		(9)		105
Balance, March 31, 2005	249,121,372	¥ 64,100	¥ 98,726	¥ 7,649	¥ 199,551	¥ (41,009)	¥ (23,207)

	Thousands of U.S. dollars (Note 2): Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock
Balance, March 31, 2004	$598,897	$922,477	$69,626	$1,638,280	$(472,514)	$(189,383)
Net income				282,019		
Cash dividends, $0.22 per share				(53,393)		
Transfer to legal reserve			1,860	(1,860)		
Other comprehensive income					89,252	
Acquisition of treasury stock						(28,645)
Sale of treasury stock		28				150
Conversion of convertible bonds	168	178				9
Exercise of stock options		(9)		(84)		981
Balance, March 31, 2005	$599,065	$922,674	$71,486	$1,864,962	$(383,262)	$(216,888)

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

OMRON Corporation and Subsidiaries
Years ended March 31, 2005, 2004 and 2003

	Millions of yen			Thousands of U.S. dollars (Note 2)
	2005	2004	2003	2005
Operating Activities:				
Net income	¥ 30,176	¥ 26,811	¥ 511	$ 282,019
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation and amortization	28,642	27,662	29,676	267,682
Net loss on sales and disposals of property, plant and equipment	918	479	11	8,579
Loss on impairment of property, plant and equipment	614	41	4,231	5,738
Net loss (gain) on sales of short-term investments and investment securities	(987)	(1,039)	1,221	(9,224)
Loss on impairment of investment securities and other assets	366	2,413	2,269	3,421
Bad debt expenses	140	0	465	1,308
Termination and retirement benefits	1,956	5,016	(1,087)	18,280
Deferred income taxes	1,715	7,235	(3,915)	16,028
Minority interests	264	411	285	2,467
Equity in loss (earnings) of affiliates	1,483	(92)	59	13,860
Net loss (gain) on sales of business entities	—	494	(1,550)	—
Changes in assets and liabilities:				
Notes and accounts receivable - trade, net	(2,762)	(10,853)	1,363	(25,813)
Inventories	(1,964)	4,105	(1,918)	(18,355)
Other assets	934	891	214	8,729
Notes and accounts payable - trade	(4,908)	10,976	9,770	(45,869)
Income taxes payable	2,423	6,015	232	22,645
Accrued expenses and other current liabilities	2,114	(52)	130	19,757
Other, net	(48)	174	(113)	(449)
Total adjustments	30,900	53,876	41,343	288,784
Net cash provided by operating activities	61,076	80,687	41,854	570,803
Investing Activities:				
Proceeds from sales or maturities of short-term investments and investment securities	1,867	1,894	1,388	17,449
Purchase of short-term investments and investment securities	(267)	(1,617)	(739)	(2,495)
Capital expenditures	(38,579)	(38,115)	(34,454)	(360,551)
Decrease in leasehold deposits	221	312	592	2,065
Proceeds from sales of property, plant and equipment	4,343	4,808	1,641	40,589
Acquisition of minority interests	(515)	(1,738)	(101)	(4,813)
Increase in investment in and loans to affiliates	(1,233)	—	—	(11,523)
Proceeds from sale of business entities, net	(1,111)	(365)	1,450	(10,383)
Payment for acquisition of business entities, net	(776)	337	(410)	(7,252)
Net cash used in investing activities	(36,050)	(34,484)	(30,633)	(336,914)
Financing Activities:				
Net borrowings (repayments) of short-term bank loans	(3,860)	(4,842)	2,909	(36,075)
Proceeds from issuance of long-term debt	1,924	1,011	10,358	17,981
Repayments of long-term debt	(30,238)	(13,093)	(1,960)	(282,598)
Dividends paid by the Company	(5,611)	(2,792)	(2,855)	(52,439)
Dividends paid to minority interests	(59)	(150)	(230)	(551)
Acquisition of treasury stock	(2,954)	(8,411)	(10,218)	(27,607)
Sale of treasury stock	19	—	—	178
Exercise of stock options	95	158	—	888
Net cash used in financing activities	(40,684)	(28,119)	(1,996)	(380,223)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	1,218	(2,944)	(85)	11,381
Net Increase (Decrease) in Cash and Cash Equivalents	(14,440)	15,140	9,140	(134,953)
Cash and Cash Equivalents at Beginning of the Year	95,059	79,919	70,779	888,402
Cash and Cash Equivalents at End of the Year	¥ 80,619	¥ 95,059	¥ 79,919	$ 753,449

See notes to consolidated financial statements.

1. Summary of Significant Accounting Policies

Nature of Operations

OMRON Corporation (the "Company") is a multinational manufacturer of automation components, equipment and systems with advanced computer, communications and control technologies. The Company conducts business in over 30 countries around the world and strategically manages its worldwide operations through 5 regional management centers in Japan, North America, Europe, Asia-Pacific and China. Products, classified by type and market, are organized into five internal companies and one business development group, as described below.

Industrial Automation Business manufactures and sells control components and systems including programmable logic controllers, sensors and switches used in automatic systems in industry. In the global market, the Company offers many services, such as those involving labor-saving automation, environmental protection, safety improvement, and inspection-automization solutions for highly developed production systems.

Electronic Components Business manufactures and sells electric and electronic components found in such consumer goods as home appliances as well as such business equipment as telephone systems, vending machines, and office equipment.

Automotive Electronic Components Business develops and produces automotive electronic components and other components for automobiles and automotive electronic components manufacturers throughout the world.

Social Systems Solutions Business encompasses the sale of automated teller machines and card authorization terminals mainly for the domestic markets. Passing gates and automated ticket machines and electronic panels and terminal displays for traffic information and monitoring purposes are also supplied for the domestic market.

Healthcare Business sells blood pressure monitors, digital thermometers, body-fat monitors, nebulizers and infra-red therapy devices aimed at both the consumer and institutional markets.

Business Development Group consists of businesses with high growth potential. The group provides the peripheral equipment used in office automation equipment, modems, terminal adapters, scanners and uninterrupted power supplies.

Basis of Financial Statements

The accompanying consolidated financial statements, stated in Japanese yen, include certain adjustments, not recorded on the books of account, to present these statements in accordance with accounting principles generally accepted in the United States of America, except for the omission of segment information required by Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosures about Segments of an Enterprise and Related Information."

Certain reclassifications have been made to amounts previously reported in order to conform to 2005 classifications.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries (together the "Companies"). All significant intercompany accounts and transactions have been eliminated.

Investments in which the Companies have a 20% to 50% interest (affiliates) are accounted for using the equity method.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

Cash equivalents consist of highly liquid investments with original maturities of three months or less, including time deposits, commercial paper, securities purchased with resale agreements and money market instruments.

Allowance for Doubtful Receivables

An allowance for doubtful receivables is established in amounts considered to be appropriate based primarily upon the Companies' past credit loss experience and an evaluation of potential losses in the receivables outstanding.

Marketable Securities and Investments

The Companies classify all of their marketable debt and equity securities as available-for-sale. Available-for-sale securities are carried at market value with the corresponding recognition of net unrealized holding gains and losses as a separate component of accumulated other comprehensive income, net of related taxes, until recognized. If necessary, individual securities classified as available-for-sale are reduced to fair value by a charge to income in the period in which the decline is deemed to be other than temporary. The Companies principally consider that an other-than-temporary impairment has occurred when the decline in fair value below the carrying value continues for over nine consecutive months. The Companies may also consider other factors, including their ability and intent to hold the applicable investment securities until maturity, and the severity of the decline in fair value.

Other investments are stated at the lower of cost or estimated net realizable value. The cost of securities sold is determined on the average cost basis.

Inventories

Inventories are stated at the lower of cost, determined by the first-in, first-out method, or market.

Property, Plant and Equipment

Property, plant and equipment is stated at cost. Depreciation of property, plant and equipment has been computed principally on a declining balance method based upon the estimated useful lives of the assets. The estimated useful lives primarily range from 3 to 50 years for buildings and from 2 to 15 years for machinery and equipment.

Goodwill and Other Intangible Assets

The Company accounts for its goodwill and other intangible assets in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," which requires that goodwill no longer be amortized, but instead tested for impairment at least annually. SFAS No. 142 also requires recognized intangible assets be amortized over their respective estimated useful lives and reviewed for impairment. Any recognized intangible asset determined to have an indefinite useful life is not to be amortized, but instead tested for impairment until its life is determined to no longer be indefinite.

Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value. Assets to be disposed of other than by sale are considered held and used until disposed of. Assets to be disposed of by sale are reported at the lower of the carrying amount or fair value less costs to sell.

Advertising Costs

Advertising costs are charged to earnings as incurred. Advertising expense was ¥8,718 million ($81,477 thousand), ¥8,391 million and ¥7,196 million for the years ended March 31, 2005, 2004 and 2003, respectively.

Shipping and Handling Charges

Shipping and handling charges were ¥7,720 million ($72,150 thousand), ¥8,061 million and ¥7,300 million for the years ended March 31, 2005, 2004 and 2003, respectively, and are included in selling, general and administrative expenses in the consolidated statements of operations.

Termination and Retirement Benefits

Termination and retirement benefits are accounted for in accordance with SFAS No. 87, "Employers' Accounting for Pensions" and are disclosed in accordance with SFAS No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits." The provision for termination and retirement benefits includes amounts for directors and corporate auditors of the Company.

Income Taxes

Deferred income taxes reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their financial reporting amounts. Future tax benefits, such as net operating loss carryforwards and tax credit carryforwards, are recognized to the extent that such benefits are more likely than not to be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Product Warranties

A liability for the estimated warranty related cost is established at the time revenue is recognized and is included in other current liabilities. The liability is established using historical information including the nature, frequency, and average cost of warranty claims.

Derivatives

Derivative instruments and hedging activities are accounted for in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133," and SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." These standards establish accounting and reporting standards for derivative instruments and for hedging activities, and require that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value.

For foreign exchange forward contracts and foreign currency options, on the date the derivative contract is entered into, the Companies designate the derivative as a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow" hedge or "foreign currency" hedge). The Companies formally document all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as cash flow or foreign currency hedges to specific assets and liabilities on the consolidated balance sheet or to specific firm commitments or forecasted transactions. Based on the Companies' policy, all foreign exchange forward contracts and foreign currency options entered into must be highly effective in offsetting changes in cash flows of hedged items.

Changes in fair value of a derivative that is highly effective and that is designated and qualifies as a cash flow or foreign currency hedge are recorded in other comprehensive income (loss), until earnings are affected by the variability in cash flows of the designated hedged item.

Cash Dividends

Cash dividends are reflected in the consolidated financial statements at proposed amounts in the year to which they are applicable, even though payment is not approved by shareholders until the annual general meeting of shareholders held early in the following fiscal year. Resulting dividends payable are included in Other current liabilities in the consolidated balance sheets.

Revenue Recognition

The Companies recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred and title and risk of loss has transferred, the sales price is fixed or determinable, and collectibility is probable. These criteria are met when products are received by customers or services are performed.

Stock-Based Compensation

The Companies account for stock-based awards to employees using the intrinsic value method in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees," including related interpretations, and follow the disclosure only provision of SFAS No. 123, "Accounting for Stock Based Compensation."

At March 31, 2005, the Company had a stock-based employee compensation plan, which is described more fully in Note 9. No stock-based employee compensation cost is reflected in the results of operations, as all options granted under those plans had an exercise price exceeding the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and net income per share if the Company had applied the fair value recognition provisions of SFAS No. 123, to stock-based employee compensation.

	Millions of yen (except per share data)			Thousands of U.S. dollars (except per share data)
	2005	2004	2003	2005
Net income, as reported	¥ 30,176	¥ 26,811	¥ 511	$ 282,019
Deduct:				
Total stock-based employee compensation expense determined under fair value based method for all awards	97	106	91	907
Pro forma net income	¥ 30,079	¥ 26,705	¥ 420	$ 281,112
Net income per share (yen and U.S. dollars):				
Basic — as reported	¥ 126.5	¥ 110.7	¥ 2.1	$ 1.18
Basic — pro forma	126.1	110.2	1.7	1.18
Diluted — as reported	124.8	107.5	2.1	1.17
Diluted — pro forma	124.4	107.1	1.7	1.16

New Accounting Standards

Share Based Payment — In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share Based Payment". This statement is applicable to awards issued after the effective date and all awards prior to the effective date that remain unvested on the effective date and requires that all equity-based compensation be recorded in the consolidated financial statements at the grant date fair value. In April 2005, the Securities and Exchange Commission announced a deferral of the effective date of SFAS No. 123 (revised 2004). Under this deferral, SFAS No. 123 (revised 2004) is required to be adopted as of the beginning of the Companies' first annual reporting period that begins after June 15, 2005. The Companies do not expect SFAS No. 123 (revised 2004) to have material effect on the consolidated financial statements.

2. Translation into United States Dollars

The consolidated financial statements are stated in Japanese yen, the currency of the country in which the Company is incorporated and operates. The translation of Japanese yen amounts into U.S. dollar amounts is included solely for the convenience of readers outside of Japan and has been made at the rate of ¥107 to $1, the approximate rate of exchange at March 31, 2005. Such translations should not be construed as representations that the Japanese yen amounts could be converted into U.S. dollars at the above or any other rate.

3. Inventories

Inventories at March 31 consisted of:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Finished products	¥ 38,893	¥ 34,983	$ 363,486
Work-in-process	10,882	15,725	101,701
Materials and supplies	18,810	19,633	175,794
Total	¥ 68,585	¥ 70,341	$ 640,981

4. Marketable Securities and Investments

Available-for-sale securities are recorded at fair value, with unrealized gains and losses excluded from income and reported in other comprehensive income (loss), net of tax.

Cost, gross unrealized holding gains and losses and fair value of securities, excluding equity securities with no readily determinable public market value, by major security type at March 31 were as follows:

	Millions of yen							
	2005				2004			
	Cost (*)	Gross unrealized gains	Gross unrealized losses	Fair value	Cost (*)	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale securities:								
Debt securities	¥ 1,064	¥ 237	¥ —	¥ 1,301	¥ 62	¥ —	¥ —	¥ 62
Equity securities	24,600	19,584	(381)	43,803	26,949	18,915	(81)	45,783
Total available-for-sale securities	¥ 25,664	¥ 19,821	¥ (381)	¥ 45,104	¥ 27,011	¥ 18,915	¥ (81)	¥ 45,845

	Thousands of U.S. dollars			
	2005			
	Cost (*)	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale securities:				
Debt securities	$ 9,944	$ 2,215	$ —	$ 12,159
Equity securities	229,907	183,028	(3,561)	409,374
Total available-for-sale securities	$ 239,851	$ 185,243	$ (3,561)	$ 421,533

(*) Cost represents amortized cost for debt securities and acquisition cost for equity securities.

Maturities of debt securities as available-for-sale at March 31 were as follows:

	Millions of yen				Thousands of U.S. dollars	
	2005		2004		2005	
	Cost	Fair Value	Cost	Fair Value	Cost	Fair Value
Due after one year through five years	¥ 1,064	¥ 1,301	¥ 62	¥ 62	$ 9,944	$ 12,159

Gross unrealized holding losses and fair value of certain available-for-sale, equity securities, aggregated by length of time that such securities have been in a continuous unrealized loss position at March 31 were as follows:

	Millions of yen				Thousands of U.S. dollars	
	Less than 12 months					
	2005		2004		2005	
	Fair Value	Gross Unrealized Holding losses	Fair Value	Gross Unrealized Holding losses	Fair Value	Gross Unrealized Holding losses
Available-for-sale securities:						
Equity securities	¥ 3,671	¥ (381)	¥ 404	¥ (81)	$ 34,308	$ (3,561)

There were no securities which have been in a continuous unrealized loss position over 12 months at March 31, 2005.

Aggregate cost of non-marketable equity securities accounted for under the cost method totaled ¥4,660 million ($43,551 thousand) and ¥4,486 million at March 31, 2005 and 2004, respectively. Investments with an aggregate cost of ¥4,593 million ($42,925 thousand) were not evaluated for impairment because (a) the Companies did not estimate the fair value of those investments as it was not practicable to estimate the fair value of the investment and (b) the Companies did not identify any events or changes in circumstances that might have had significant adverse effect on the fair value of those investments.

Losses on impairment of available-for-sale securities recognized to reflect the decline in market value considered to be other than temporary were ¥22 million ($206 thousand), ¥847 million and ¥1,194 million for the years ended March 31, 2005, 2004 and 2003, respectively.

Net unrealized holding gains (losses) on available-for-sale securities, net of related taxes, increased by ¥822 million ($7,682 thousand) and by ¥11,803 million for the years ended March 31, 2005 and 2004, respectively.

Proceeds from sales of available-for-sale securities were ¥1,638 million ($15,308 thousand), ¥1,833 million and ¥1,240 million for the years ended March 31, 2005, 2004 and 2003, respectively. Gross realized gains on sales were ¥788 million ($7,364 thousand), ¥1,120 million and ¥78 million for the years ended March 31, 2005, 2004 and 2003, respectively.

Gross realized losses on sales were ¥0 million ($0 thousand), ¥82 million and ¥1,218 million for the years ended March 31, 2005, 2004 and 2003, respectively.

The Company entered into a joint venture agreement with Hitachi, Ltd. on May 11, 2004. In accordance with the agreement, the Company transferred Automated Teller Machines and other information equipment businesses to the joint venture called Hitachi-Omron Terminal Solutions Corp. ("HOTS") and was given a 45% interest in exchange for the transferred assets and liabilities on October 1, 2004. Total assets and net assets transferred to HOTS as of October 1, 2004 were ¥22,443 million ($209,748 thousand) and ¥16,270 million ($152,056 thousand), respectively.

5. Goodwill and Other Intangible Assets

The components of acquired intangible assets excluding goodwill at March 31, 2005 and 2004 were as follows:

	Millions of yen			
	2005		2004	
	Gross Amount	Accumulated Amortization	Gross Amount	Accumulated Amortization
Intangible assets subject to amortization:				
Software	¥ 27,535	¥ 16,150	¥ 24,531	¥ 14,392
Other	4,113	3,277	4,001	2,952
Total	¥ 31,648	¥ 19,427	¥ 28,532	¥ 17,344

	Thousands of U.S. dollars	
	2005	
	Gross Amount	Accumulated Amortization
Intangible assets subject to amortization:		
Software	$ 257,336	$ 150,935
Other	38,439	30,626
Total	$ 295,775	$ 181,561

Intangible assets not subject to amortization at March 31, 2005 and 2004 were immaterial. Aggregate amortization expense related to intangible assets was ¥4,827 million ($45,112 thousand), ¥4,625 million and ¥4,544 million for the years ended March 31, 2005, 2004 and 2003, respectively.

Estimated amortization expense for the next five years ending March 31 is as follows:

Years ending March 31	Millions of yen	Thousands of U.S. dollars
2006	¥ 3,819	$ 35,692
2007	3,389	31,673
2008	2,520	23,551
2009	1,718	16,056
2010	587	5,486

The carrying amount of goodwill at March 31, 2005 and 2004 and changes in its carrying amount for the years ended March 31, 2005 and 2004 were immaterial.

6. Bank Loans and Long-Term Debt

The weighted average annual interest rates of short-term bank loans at March 31, 2005 and 2004 were 1.0% and 1.2%, respectively.

Long-term debt at March 31 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Unsecured debt:			
Convertible bonds at 1.7%, due in September 2004	¥ —	¥ 29,735	$ —
Loans from banks and other financial institutions, generally at 0.4% to 3.8%, due on various dates through 2006	10,779	10,986	100,738
Other	1,556	522	14,542
Total	12,335	41,243	115,280
Less portion due within one year	10,503	30,036	98,159
Long-term debt, less current portion	¥ 1,832	¥ 11,207	$ 17,121

The annual maturities of long-term debt outstanding at March 31, 2005 were as follows:

Years ending March 31	Millions of yen	Thousands of U.S. dollars
2006	¥ 10,503	$ 98,159
2007	697	6,514
2008	535	5,000
2009	191	1,785
2010	136	1,271
Thereafter	273	2,551
Total	¥ 12,335	$ 115,280

As is customary in Japan, additional security must be given if requested by a lending bank, and banks have the right to offset cash deposited with them against any debt or obligation that becomes due and, in case of default and certain other specified events, against all debt payable to the banks. The Companies have never received any such requests.

As is customary in Japan, the Company and domestic subsidiaries maintain deposit balances with banks with which they have short- or long-term borrowings. Such deposit balances are not legally or contractually restricted as to withdrawal.

Total interest cost incurred and charged to expense for the years ended March 31, 2005, 2004 and 2003 amounted to ¥1,083 million ($10,121 thousand), ¥1,217 million and ¥1,430 million, respectively.

7. Leases

The Companies do not have any material capital lease agreements.

The Companies have operating lease agreements primarily involving offices and equipment for varying periods. Leases that expire generally are expected to be renewed or replaced by other leases. At March 31, 2005, future minimum rental payments applicable to non-cancelable leases having initial or remaining non-cancelable lease terms in excess of one year were as follows:

Years ending March 31	Millions of yen	Thousands of U.S. dollars
2006	¥ 2,799	$ 26,159
2007	2,609	24,383
2008	2,292	21,421
2009	1,748	16,336
2010	1,640	15,327
Thereafter	14,421	134,776
Total	¥ 25,509	$ 238,402

Rental expense amounted to ¥11,151 million ($104,215 thousand), ¥11,059 million and ¥12,818 million for the years ended March 31, 2005, 2004 and 2003, respectively.

8. Termination and Retirement Benefits

The Company and its domestic subsidiaries sponsor termination and retirement benefit plans which cover substantially all domestic employees. Benefits are based on the employee's years of service, with some plans considering compensation and certain other factors. If the termination is involuntary, the employee is usually entitled to greater payments than in the case of voluntary termination.

The Company and its domestic subsidiaries fund a portion of the obligations under these plans. The general funding policy is to contribute amounts computed in accordance with actuarial methods acceptable under Japanese tax law. The Company and substantially all domestic subsidiaries have a contributory termination and retirement plan which is interrelated with the Japanese government social welfare program and consists of a substitutional portion requiring employee and employer contributions plus an additional portion established by the employers.

Periodic pension benefits required under the substitutional portion are prescribed by the Japanese Ministry of Health, Labour and Welfare, commence at age 65 and continue until the death of the surviving spouse. Benefits under the additional portion are usually paid in a lump sum at the earlier of termination or retirement although periodic payments are available under certain conditions.

In January 2003, Emerging Issues Task Force ("EITF") reached a final consensus on Issue 03-2, "Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities." EITF Issue 03-2 addresses accounting for a transfer to the Japanese government of a substitutional portion of an Employees' Pension Fund plan.

The process of separating the substitutional portion from the corporate portion occurs in four phases. EITF Issue 03-2 requires that the separation process should be accounted for upon completion of the transfer to the government of the substitutional portion of the benefit obligation and related plan assets as the culmination of a series of steps in a single settlement transaction. Under the consensus reached, at the time the assets are transferred to the government in an amount sufficient to complete the separation process, the transaction is considered to be complete and the elimination of the entire substitutional portion of the benefit obligation would be accounted for as a settlement at that time. The difference between the obligation settled and the assets transferred to the government should be accounted for as a subsidy from the government.

The Company received the Japanese government's approval of exemption from the obligation for benefits related to future employee service in April, 2004 and past employee service in May, 2005 with respect to the substitutional portion of its pension plan. The effect on the consolidated financial statements of the future transfer of the assets and liabilities related to the substitutional portion of its pension plan has not yet been determined.

Effective April 2004, the Company introduced an amended plan to establish a new formula for determining pension benefits including a "point-based benefits system," under which benefits are calculated based on accumulated points allocated to employees each year according to their job classification and performance.

Obligations and Funded status

The following table is the reconciliation of beginning and ending balances of the benefit obligations and the fair value of the plan assets

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Change in benefit obligation:			
Benefit obligation at beginning of year	¥ 259,647	¥ 248,378	$ 2,426,607
Service cost, less employees' contributions	5,822	7,981	54,411
Interest cost	5,022	4,968	46,935
Employees' contributions	—	931	—
Plan amendments	(15,546)	—	(145,290)
Actuarial loss (gain)	(3,428)	2,813	(32,037)
Benefits paid	(3,544)	(4,443)	(33,121)
Settlement paid	(1,023)	(981)	(9,561)
Benefit obligation at end of year	¥ 246,950	¥ 259,647	$ 2,307,944
Change in plan assets:			
Fair value of plan assets at beginning of year	117,171	105,311	1,095,056
Actual return on plan assets	1,146	8,368	10,710
Employers' contributions	6,348	5,789	59,327
Employees' contributions	—	931	—
Benefits paid	(3,544)	(3,228)	(33,121)
Fair value of plan assets at end of year	¥ 121,121	¥ 117,171	$ 1,131,972
Funded status	(125,829)	(142,476)	(1,175,972)
Unrecognized net actuarial loss	107,487	108,395	1,004,551
Unrecognized prior service benefit	(17,812)	(3,603)	(166,467)
Net amount recognized	¥ (36,154)	¥ (37,684)	$ (337,888)
Amounts recognized in the consolidated balance sheets:			
Accrued liability	¥ (107,278)	¥ (115,784)	$ (1,002,598)
Accumulated other comprehensive loss (gross of tax)	71,124	78,100	664,710
Net amount recognized	¥ (36,154)	¥ (37,684)	$ (337,888)
Accumulated benefit obligation at end of year	¥ 228,399	¥ 232,955	$ 2,134,570

Components of Net Periodic Benefit Cost

The expense recorded for the contributory termination and retirement plans included the following components for the years ended March 31:

	Millions of yen			Thousands of U.S. dollars
	2005	2004	2003	2005
Service cost, less employees' contributions	¥ 5,822	¥ 7,981	¥ 9,611	$ 54,411
Interest cost on projected benefit obligation	5,022	4,968	5,804	46,935
Expected return on plan assets	(4,301)	(4,210)	(4,072)	(40,196)
Amortization	2,565	3,530	2,742	23,972
Net periodic benefit cost	¥ 9,108	¥ 12,269	¥ 14,085	$ 85,122

The provisions of SFAS No. 87, "Employers' Accounting for Pensions," require the recognition of an additional minimum pension liability for each defined benefit plan to the extent that a plan's accumulated benefit obligation exceeds the fair value of plan assets and accrued pension liabilities. The net change in the minimum pension liability is reflected as other comprehensive income, net of related tax effect. The unrecognized net actuarial loss and the prior service benefit are being amortized over 15 years.

Measurement Date

The Company and certain of its domestic subsidiaries use a December 31 measurement date for the majority of their plans.

Assumptions

Weighted-average assumptions used to determine benefit obligations at March 31, 2005 and 2004 are as follows:

	2005	2004
Discount rate	2.0%	2.0%
Compensation increase rate	2.0	2.0

Weighted-average assumptions used to determine net periodic benefit cost for the years ended March 31,2005, 2004 and 2003 are as follows:

	2005	2004	2003
Discount rate	2.0%	2.0%	2.5%
Compensation increase rate	2.0	2.0	3.0
Expected long-term rate of return on plan assets	3.0	3.0	4.0

The expected return on plan assets is determined by estimating the future rate of return on each category of plan assets considering actual historical returns and current economic trends and conditions.

Plan assets

The Company's pension plan weighted-average asset allocation by asset category is as follows:

Asset Category	2005	2004
Cash	20.0%	14.4%
Equity Securities	15.9	25.0
Debt Securities	42.4	43.5
Life insurance company general accounts	10.3	10.8
Other	11.4	6.3
Total	100.0%	100.0%

The Company investment policies are designed to ensure adequate plan assets are available to provide future payments of pension benefits to eligible participants. Taking into account the expected long-term rate of return on plan assets, the Company formulates a model portfolio comprised of the optimal combination of equity and debt securities in order to produce a total return that will match the expected return on a mid-term to long-term basis.

The Company evaluates the gap between expected return and actual return of invested plan assets on an annual basis to determine if such differences necessitate a revision in the model portfolio. The Company revises the model portfolio when and to the extent considered necessary to achieve the expected long-term rate of return on plan assets.

Equity securities include common stock of the Company in the amounts of ¥10 million ($93 thousand) (0.01% of total domestic plan assets) and ¥53 million (0.04% of total domestic plan assets) at December 31, 2004 and 2003, respectively.

Cash Flows

Contributions

The Company expects to contribute ¥5,910 million ($55,234 thousand) to its domestic termination and retirement benefit plans in the year ending March 31, 2006.

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Years ending March 31	Millions of yen	Thousands of U.S. dollars
2006	¥ 5,419	$ 50,645
2007	6,104	57,047
2008	7,339	68,589
2009	8,221	76,832
2010	9,015	84,252
2011-2015	49,463	462,271

Certain employees of European subsidiaries are covered by a defined benefit pension plan. The projected benefit obligation for the plan and related fair value of plan assets were ¥1,979 million ($18,495 thousand) and ¥1,599 million ($14,944 thousand), respectively, at March 31, 2005 and ¥1,285 million and ¥1,125 million, respectively, at March 31, 2004.

The Companies also have unfunded noncontributory termination plans administered by the Companies. These plans provide lump-sum termination benefits and are paid at the earlier of the employee's termination or mandatory retirement age, except for payments to directors and corporate auditors which require approval by the shareholders before payment. The Companies record provisions for termination benefits sufficient to state the liability equal to the plans' vested benefits, which exceed the plans' accumulated benefit obligations.

The aggregate liability for the termination plans excluding the funded contributory termination and retirement plan in Japan, as of March 31, 2005 and 2004 was ¥4,710 million ($44,019 thousand) and ¥3,954 million, respectively. The aggregate net periodic benefit cost for such plans for the years ended March 31, 2005, 2004 and 2003 was ¥1,241 million ($11,598 thousand), ¥1,688 million and ¥890 million, respectively.

9. Shareholders' Equity

Japanese companies are subject to the Japanese Commercial Code (the "Code") to which various amendments have become effective since October 1, 2001.

The Code was revised whereby common stock par value was eliminated resulting in all shares being recorded with no par value and at least 50% of the issue price of new shares is required to be recorded as common stock and the remaining net proceeds as additional paid-in capital, which is included in capital surplus. The Code permits Japanese companies, upon approval of the Board of Directors, to issue shares to existing shareholders without consideration as a stock split. Such issuance of shares generally does not give rise to changes within the shareholders' accounts.

The revised Code also provides that an amount at least equal to 10% of the aggregate amount of cash dividends and certain other appropriations of retained earnings associated with cash outlays applicable to each period shall be appropriated as a legal reserve (a component of retained earnings) until such reserve and capital surplus equals 25% of common stock. The amount of total capital surplus and legal reserve that exceeds 25% of the common stock may be available for dividends by resolution of the shareholders. In addition, the Code permits the transfer of a portion of capital surplus and legal reserve to the common stock by resolution of the Board of Directors.

The revised Code eliminated restrictions on the repurchase and use of treasury stock allowing Japanese companies to repurchase treasury stock by a resolution of the shareholders at the general shareholders meeting or by resolution of the Board of Directors provided it is stipulated in the articles of incorporation and to dispose of such treasury stock by resolution of the Board of Directors. The repurchased amount of treasury stock cannot exceed the amount available for future dividends plus amount of common stock, capital surplus or legal reserve to be reduced in the case where such reduction was resolved at the general shareholders meeting.

The Code permits companies to transfer a portion of additional paid-in capital and legal reserve to stated capital by resolution of the Board of Directors. The Code also permits companies to transfer a portion of unappropriated retained earnings, available for dividends, to stated capital by resolution of the shareholders.

Dividends are approved by the shareholders at a meeting held subsequent to the fiscal year to which the dividends are applicable. Semiannual interim dividends may also be paid upon resolution of the Board of Directors, subject to certain limitations imposed by the Code.

Under the Code, the amount legally available for dividends is based on retained earnings as recorded in the books of the Company for Japanese financial reporting purposes. At March 31, 2005, retained earnings amounting to ¥41,432 million ($387,215 thousand) were available for future dividends subject to legal reserve requirements.

In 2003, the Company acquired the minority interests of certain domestic subsidiaries in exchange for the Company's common stock previously held in its treasury. The Company reissued 52,275 shares of treasury stock to acquire minority interests with book values and fair values equal to ¥84 million. These transactions resulted in a combined loss on reissuance of treasury stock of ¥32 million, representing the aggregate difference between the cost of shares repurchased and the fair value of shares reissued on the effective date of acquisition. The loss was charged directly to retained earnings.

Stock Options

The Company has authorized the grant of options to purchase common stock of the Company to certain directors and officers of the Company under a fixed stock option plan. All of the authorized shares available for grant have been granted.

Under the above plan, the exercise price of each option exceeded the market price of the Company's common stock on the date of grant and the options expire 5 years after the date of the grant. Generally, options become fully vested and exercisable after 3 years. A summary of the Company's fixed stock option plan activity and related information is as follows:

		Yen	
Fixed options	Shares	Weighted-average exercise price	Weighted-average fair value of options granted during the year
Options outstanding at April 1, 2002	695,000	¥ 2,446	
Granted	276,000	1,913	285
Options outstanding at March 31, 2003	971,000	2,294	
Granted	204,000	2,435	736
Exercised	(86,000)	1,839	
Options outstanding at March 31, 2004	1,089,000	2,357	
Granted	204,000	2,580	186
Exercised	(46,000)	1,839	
Exercised	(5,000)	1,913	
Expired	(11,000)	1,839	
Options outstanding at March 31, 2005	1,231,000	¥ 2,419	

	U.S. dollars	
	Weighted-average exercise price	Weighted-average fair value of options granted during the year
Options outstanding at March 31, 2004	$ 22.03	
Granted	24.11	$ 1.74
Exercised	17.19	
Exercised	17.88	
Expired	17.19	
Options outstanding at March 31, 2005	$ 22.61	

		Yen
	Shares	Weighted-average exercise price
Options exercisable at March 31, 2003	403,000	¥ 2,547
Options exercisable at March 31, 2004	609,000	¥ 2,531
Options exercisable at March 31, 2005	823,000	¥ 2,376

	Shares	U.S. dollars Weighted-average exercise price
Options exercisable at March 31, 2005	823,000	$ 22.21

The following summarizes information about fixed stock options at March 31, 2005:

Options outstanding				Options exercisable	
Yen			Yen		Yen
Range of exercise prices	Shares	Weighted-average remaining contractual life	Weighted-average exercise price	Shares	Weighted-average exercise price
¥ 2,936	260,000	0.25 years	¥ 2,936	260,000	¥ 2,936
2,306	292,000	1.25 years	2,306	292,000	2,306
1,913	271,000	2.25 years	1,913	271,000	1,913
2,435	204,000	3.25 years	2,435	—	—
2,580	204,000	4.25 years	2,580	—	—
¥1,913 to ¥2,936	1,231,000	2.09 years	¥ 2,419	823,000	¥ 2,376

Options outstanding				Options exercisable	
U.S. dollars			U.S. dollars		U.S. dollars
Range of exercise prices	Shares	Weighted-average remaining contractual life	Weighted-average exercise price	Shares	Weighted-average exercise price
$ 27.44	260,000	0.25 years	$ 27.44	260,000	$ 27.44
21.55	292,000	1.25 years	21.55	292,000	21.55
17.88	271,000	2.25 years	17.88	271,000	17.88
22.76	204,000	3.25 years	22.76	—	—
24.11	204,000	4.25 years	24.11	—	—
$17.88 to $27.44	1,231,000	2.09 years	$ 22.61	823,000	$ 22.21

The fair value of each option grant was estimated as of the grant date using the Black-Scholes option-pricing model with the following assumptions:

	2005	2004	2003
Risk-free interest rate	0.628%	0.738%	0.271%
Volatility	10.0	45.0	25.0
Dividend yield	0.783	0.857	0.559
Expected life	3.5 years	3.5 years	3.5 years

The Black-Scholes option valuation model used by the Company was developed for use in estimating the fair value of fully tradable options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. It is management's opinion that the Company's stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

10. Other Expenses, net

Other expenses, net for the years ended March 31, 2005, 2004 and 2003 consisted of the following:

	Millions of yen			Thousands of U.S. dollars
	2005	2004	2003	2005
Business restructuring expenses	¥ 1,767	¥ —	¥ —	$ 16,514
Equity in loss (earnings) of affiliates	1,483	(92)	59	13,860
Loss on impairment of investment securities and other assets	366	2,413	2,269	3,421
Net loss on sales and disposals of property, plant and equipment	918	479	11	8,579
Loss on impairment of property, plant and equipment	614	41	4,231	5,738
Net loss (gain) on sales of short-term investments and investment securities	(987)	(1,039)	1,221	(9,224)
Net loss (gain) on sales of business entities	—	494	(1,550)	—
Voluntary early retirement program	—	—	18,968	—
Other, net	(457)	(448)	1,449	(4,271)
Total	¥ 3,704	¥ 1,848	¥ 26,658	$ 34,617

The Companies assessed the potential impairment of certain long-lived assets in consideration of future alternate uses, including disposal by sale. As a result, certain land and buildings, principally idle assets in 2005 and 2003, and dormitories in 2004, were deemed to be impaired and written down to fair value. The estimated fair value of these assets was primarily determined by independent real estate appraisals of land and buildings.

During the year ended March 31, 2003 the Company and most domestic subsidiaries implemented a voluntary early retirement program to all employees fulfilling certain conditions such as age and duration of employment. Employees accepting this offer received an additional lump sum payment, along with their previously earned retirement benefits.

11. Income Taxes

The provision for income taxes for the years ended March 31, 2005, 2004 and 2003 consisted of the following:

	Millions of yen			Thousands of U.S. dollars
	2005	2004	2003	2005
Current income tax expense	¥ 20,393	¥ 13,527	¥ 7,851	$ 190,589
Deferred income tax expenses (benefit), exclusive of the following	2,160	7,135	(5,600)	20,187
Change in the valuation allowance	(445)	(27)	136	(4,159)
Adjustments of deferred tax assets and liabilities for enacted changes in tax rates	—	127	1,549	—
Total	¥ 22,108	¥ 20,762	¥ 3,936	$ 206,617

The effective income tax rates of the Companies differ from the normal Japanese statutory rates as follows for the years ended March 31:

	2005	2004	2003
Normal Japanese statutory rates	41.0%	42.0%	42.0%
Increase (decrease) in taxes resulting from:			
Permanently non-deductible items	3.0	1.0	7.7
Tax credit for research and development expenses	(3.4)	—	—
Losses of subsidiaries for which no tax benefit was provided	1.5	1.0	38.7
Tax loss on sale of subsidiary	—	—	(33.0)
Difference in subsidiaries' tax rates	(0.9)	(0.6)	(14.9)
Change in the valuation allowance	0.9	(0.1)	2.9
Effects of enacted change in tax rates	—	0.3	32.7
Other, net	0.0	(0.3)	7.1
Effective tax rates	42.1%	43.3%	83.2%

The Company and its domestic subsidiaries are subject to a number of taxes based on income, which in the aggregate resulted in a normal tax rate of approximately 41.0% in 2005, and 42.0% in 2004 and 2003.

An amendment to Japanese tax regulations was enacted into law on March 31, 2003. As a result of this amendment, the normal income tax rate was reduced from 42.0% to 41.0% effective April 1, 2004. Deferred income tax assets and liabilities as of March 31, 2003 and 2004 were measured at appropriate tax rates considering the period the deferred tax asset or liability would be realized. The effect was an increase in the provision for income taxes of ¥127 million and ¥1,549 million for the year ended March 31, 2004 and 2003, respectively.

The approximate effect of temporary differences and tax credit and loss carryforwards that gave rise to deferred tax balances at March 31, 2005 and 2004 were as follows:

	Millions of yen			
	2005		2004	
	Deferred tax assets	Deferred tax liabilities	Deferred tax assets	Deferred tax liabilities
Inventory valuation	¥ 2,735	¥ —	¥ 3,215	¥ —
Accrued bonuses and vacations	5,206	—	5,432	—
Termination and retirement benefits	9,493	—	14,942	—
Enterprise taxes	1,329	—	676	—
Intercompany profits	2,790	—	2,349	—
Marketable securities	—	7,954	—	7,721
Property, plant and equipment	1,410	—	1,683	—
Allowance for doubtful receivables	3,005	42	1,249	47
Minimum pension liability adjustment	29,161	—	32,020	—
Other temporary differences	12,267	3,814	10,641	2,578
Tax credit carryforwards	4,411	—	4,205	—
Operating loss carryforwards	4,714	—	6,185	—
Subtotal	76,521	11,810	82,597	10,346
Valuation allowance	(7,268)	—	(7,118)	—
Total	¥ 69,253	¥ 11,810	¥ 75,479	¥ 10,346

	Thousands of U.S. dollars	
	2005	
	Deferred tax assets	Deferred tax liabilities
Inventory valuation	$ 25,561	$ —
Accrued bonuses and vacations	48,654	—
Termination and retirement benefits	88,720	—
Enterprise taxes	12,421	—
Intercompany profits	26,075	—
Marketable securities	—	74,336
Property, plant and equipment	13,178	—
Allowance for doubtful receivables	28,084	393
Minimum pension liability adjustment	272,533	—
Other temporary differences	114,645	35,645
Tax credit carryforwards	41,224	—
Operating loss carryforwards	44,056	—
Subtotal	715,151	110,374
Valuation allowance	(67,925)	—
Total	$ 647,226	$ 110,374

The total valuation allowance increased by ¥150 million ($1,402 thousand) in 2005 and decreased by ¥1,230 million and ¥1,226 million in 2004 and 2003, respectively.

As of March 31, 2005, the Company and certain subsidiaries had operating loss carryforwards approximating ¥12,505 million ($116,869 thousand) available for reduction of future taxable income, the majority of which expire by 2010.

The Company has not provided for Japanese income taxes on unremitted earnings of certain subsidiaries to the extent that they are believed to be indefinitely reinvested. The unremitted earnings of the foreign subsidiaries which are considered to be indefinitely reinvested and for which Japanese income taxes have not been provided were ¥54,813 million ($512,271 thousand) and ¥47,638 million at March 31, 2005 and 2004, respectively. Dividends received from domestic subsidiaries are expected to be substantially free of tax.

12. Foreign Operations

Net sales and total assets of foreign subsidiaries for the years ended March 31, 2005, 2004 and 2003 were as follows:

	Millions of yen			Thousands of U.S. dollars
	2005	2004	2003	2005
Net sales	¥ 220,961	¥ 208,540	¥ 194,498	$ 2,065,056
Total assets	¥ 178,038	¥ 162,630	¥ 158,300	$ 1,663,907

13. Per Share Data

The Company accounts for its net income per share in accordance with SFAS No. 128, "Earnings per Share." Basic net income per share has been computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding during each year. Diluted net income per share reflects the potential dilution of convertible bonds and stock options, and has been computed by the if-converted method for convertible bonds and by the treasury stock method for stock options.

A reconciliation of the numerators and denominators of the basic and diluted net income per share computations is as follows:

	Millions of yen			Thousands of U.S. dollars
	2005	2004	2003	2005
Net income	¥ 30,176	¥ 26,811	¥ 511	$ 282,019
Effect of dilutive securities:				
Convertible bonds, due 2004	165	327	—	1,542
Diluted income	¥ 30,341	¥ 27,138	¥ 511	$ 283,561

	Number of shares		
	2005	2004	2003
Weighted average common shares outstanding	238,505,304	242,296,332	247,336,015
Dilutive effect of:			
Convertible bonds, due 2004	4,623,997	10,026,639	—
Stock options	76,574	53,053	—
Diluted common shares outstanding	243,205,875	252,376,024	247,336,015

For the year ended March 31, 2003, the assumed conversion of convertible bonds, giving effect to the incremental shares and the adjustment to reduce interest expenses, was anti-dilutive and has, therefore, been excluded from the computation.

For the year ended March 31, 2003, the assumed exercise of stock options, giving effect to the incremental shares, was anti-dilutive and has been excluded from the computation.

14. Supplemental Information for Cash Flows

Supplemental cash flow information for the years ended March 31, 2005, 2004 and 2003 was as follows:

	Millions of yen			Thousands of U.S. dollars
	2005	2004	2003	2005
Interest paid	¥ 1,098	¥ 1,217	¥ 1,431	$ 10,262
Income taxes paid	17,815	7,508	7,588	166,495
Non-cash investing and financing activities:				
Liabilities assumed in connection with capital expenditures	2,671	3,848	1,320	24,963
Stock issued due to convertible bonds	38	—	—	355
Transfer of assets and liabilities to joint venture	16,270	—	—	152,056
Fair value of minority interests acquired by the reissuance of treasury stock	—	—	84	—

15. Other Comprehensive Income (Loss)

The change in each component of accumulated other comprehensive income (loss) for the years ended March 31, 2005, 2004 and 2003 was as follows:

	Millions of yen			Thousands of U.S. dollars
	2005	2004	2003	2005
Foreign currency translation adjustments:				
Beginning balance	¥ (15,625)	¥ (9,407)	¥ (7,402)	$ (146,028)
Change for the year	5,071	(6,218)	(2,005)	47,393
Ending balance	(10,554)	(15,625)	(9,407)	(98,635)
Minimum pension liability adjustments:				
Beginning balance	(45,238)	(48,708)	(21,224)	(422,785)
Change for the year	4,115	3,470	(27,484)	38,458
Ending balance	(41,123)	(45,238)	(48,708)	(384,327)
Unrealized gains (losses) on available-for-sale securities:				
Beginning balance	10,087	(1,716)	3,331	94,271
Change for the year	822	11,803	(5,047)	7,682
Ending balance	10,909	10,087	(1,716)	101,953
Net gains (losses) on derivative instruments:				
Beginning balance	217	(78)	(68)	2,028
Change for the year	(458)	295	(10)	(4,281)
Ending balance	(241)	217	(78)	(2,253)
Total accumulated other comprehensive loss:				
Beginning balance	(50,559)	(59,909)	(25,363)	(472,514)
Change for the year	9,550	9,350	(34,546)	89,252
Ending balance	¥ (41,009)	¥ (50,559)	¥ (59,909)	$ (383,262)

Tax effects allocated to each component of other comprehensive income (loss) and reclassification adjustments for the years ended March 31, 2005, 2004 and 2003 were as follows:

	Millions of yen								
	2005			2004			2003		
	Before-tax amount	Tax (expense) benefit	Net-of-tax amount	Before-tax amount	Tax (expense) benefit	Net-of-tax amount	Before-tax amount	Tax (expense) benefit	Net-of-tax amount
Foreign currency translation adjustments:									
Foreign currency translation adjustments arising during the year	¥ 5,437	¥ (366)	¥5,071	¥ (6,875)	¥ 195	¥(6,680)	¥ (2,227)	¥ —	¥ (2,227)
Reclassification adjustment for the portion realized in net income	—	—	—	462	—	462	222	—	222
Net change in foreign currency translation adjustments during the year	5,437	(366)	5,071	(6,413)	195	(6,218)	(2,005)	—	(2,005)
Minimum pension liability adjustments	6,974	(2,859)	4,115	5,880	(2,410)	3,470	(47,387)	19,903	(27,484)
Unrealized gains (losses) on available-for-sale securities:									
Unrealized holding gains (losses) arising during the year	2,159	(885)	1,274	20,196	(8,280)	11,916	(11,036)	4,636	(6,400)
Reclassification adjustment for losses on impairment realized in net income	22	(9)	13	847	(347)	500	1,194	(502)	692
Reclassification adjustment for net losses (gains) on sales realized in net income	(788)	323	(465)	(1,038)	425	(613)	1,140	(479)	661
Net unrealized gains (losses)	1,393	(571)	822	20,005	(8,202)	11,803	(8,702)	3,655	(5,047)
Net gains (losses) on derivative instruments:									
Net gains (losses) on derivative instruments designated as cash flow hedges during the year	(1,702)	698	(1,004)	1,095	(456)	639	(1,358)	570	(788)
Reclassification adjustment for net losses (gains) realized in net income	929	(383)	546	(592)	248	(344)	1,340	(562)	778
Net gains (losses) on derivative instruments	(773)	315	(458)	503	(208)	295	(18)	8	(10)
Other comprehensive income (loss)	¥13,031	¥(3,481)	¥9,550	¥19,975	¥(10,625)	¥ 9,350	¥(58,112)	¥23,566	¥(34,546)

	Thousands of U.S. dollars		
	2005		
	Before-tax amount	Tax (expense) benefit	Net-of-tax amount
Foreign currency translation adjustments:			
Foreign currency translation adjustments in consolidated foreign entities held at end of year	$ 50,813	$ (3,420)	$ 47,393
Reclassification adjustment for the portion realized in net income	—	—	—
Net change in foreign currency translation adjustments during the year	50,813	(3,420)	47,393
Minimum pension liability adjustments	65,178	(26,720)	38,458
Unrealized gains (losses) on available-for-sale securities:			
Unrealized holding gains (losses) arising during the year	20,178	(8,271)	11,907
Reclassification adjustment for losses on impairment realized in net income	205	(84)	121
Reclassification adjustment for net losses (gains) on sales realized in net income	(7,364)	3,018	(4,346)
Net unrealized losses	13,019	(5,337)	7,682
Net gains (losses) on derivative instruments:			
Net gains (losses) on derivative instruments designated as cash flow hedges during the year	(15,906)	6,523	(9,383)
Reclassification adjustment for net losses (gains) realized in net income	8,682	(3,580)	5,102
Net gains (losses) on derivative instruments	(7,224)	2,943	(4,281)
Other comprehensive income (loss)	$ 121,786	$ (32,534)	$ 89,252

16. Financial Instruments and Risk Management

Financial Instruments

The following table presents the carrying amounts and estimated fair values as of March 31, 2005 and 2004, of the Companies' financial instruments.

	Millions of yen			
	2005		2004	
	Carrying amount	Fair value	Carrying amount	Fair value
Nonderivatives:				
Long-term debt, including current portion	¥ (12,335)	¥ (12,356)	¥ (41,243)	¥ (42,707)
Derivatives:				
Included in Other current assets (liabilities):				
Forward exchange contracts	(402)	(402)	613	613
Foreign currency options	51	51	—	—

	Thousands of U.S. dollars	
	2005	
	Carrying amount	Fair value
Nonderivatives:		
Long-term debt, including current portion	$(115,280)	$(115,477)
Derivatives:		
Included in Other current assets:		
Forward exchange contracts	(3,757)	(3,757)
Foreign currency options	477	477

The following methods and assumptions were used to estimate the fair values of each class of financial instruments for which it is practicable to estimate that value:

Nonderivatives

(1) Cash and cash equivalents, notes and accounts receivable, bank loans and notes and accounts payable:
The carrying amounts approximate fair values.

(2) Short-term investments and investment securities (see Note 4):
The fair values are estimated based on quoted market prices or dealer quotes for marketable securities or similar instruments. Certain equity securities included in investments have no readily determinable public market value, and it is not practicable to estimate their fair values.

(3) Long-term debt:
For convertible bonds, the fair values are estimated based on quoted market prices. For other debt, the fair values are estimated using present value of discounted future cash flow analysis, based on the Companies' current incremental issuing rates for similar types of arrangements.

Derivatives

The fair value of derivatives generally reflects the estimated amounts that the Companies would receive or pay to terminate the contracts at the reporting date, thereby taking into account the current unrealized gains or losses of open contracts. Dealer quotes are available for most of the Companies' derivatives; otherwise, pricing or valuation models are applied to current market information to estimate fair value. The Companies do not use derivatives for trading purposes.

Changes in the fair value of foreign exchange forward contracts and foreign currency options designated and qualifying as cash flow hedges are reported in accumulated other comprehensive income (loss). These amounts are subsequently reclassified into earnings through Foreign exchange loss, net in the same period as the hedged items affect earnings. Substantially all of the accumulated other comprehensive income (loss) in relation to foreign exchange forward contracts at March 31, 2005 is expected to be reclassified into earnings within twelve months.

The effective portions of changes in the fair value of foreign exchange forward contracts and foreign currency options designated as cash flow hedges and reported in accumulated other comprehensive income (loss), net of the related tax effect, are losses of ¥1,004 million ($9,383 thousand) and gains of ¥639 million for the years ended March 31, 2005 and 2004, respectively. The amounts, which were reclassified out of accumulated other comprehensive income (loss) into Foreign exchange loss, net depending on their nature, net of the related tax effect, are net gains of ¥546 million ($5,103 thousand) and net gains of ¥344 million for the years ended March 31, 2005 and 2004, respectively. The amount of the hedging ineffectiveness is not material for the years ended March 31, 2005 and 2004.

The Companies enter into interest rate swap agreements, which do not meet the hedging criteria of SFAS No. 133. These interest rate swap agreements are recorded at fair value in the consolidated balance sheets. The changes in fair values are recorded in current period earnings.

Foreign exchange forward contracts and foreign currency options:

The Companies enter into foreign exchange forward contracts and combined purchased and written foreign currency option contracts to hedge foreign currency transactions (primarily the U.S. dollar and the EURO) on a continuing basis for periods consistent with their committed exposure. The terms of the currency derivatives are typically less than 10 months. The credit exposure of foreign exchange contracts are represented by the fair value of the contracts at the reporting date. Management considers the exposure to credit risk to be minimal since the counterparties are major financial institutions.

The notional amounts of contracts to exchange foreign currency outstanding at March 31, 2005 and 2004 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Forward exchange contracts	¥ 37,680	¥ 35,597	$ 352,150
Foreign currency options	2,000	—	18,692

The notional amounts do not represent the amounts exchanged by the parties to derivatives and are not a measure of the Companies' exposure through its use of derivatives. The amounts exchanged are determined by reference to the notional amounts and the other terms of the derivatives.

The Companies hedge certain exposures to fluctuations in foreign currency exchange rates that occur prior to conversion of foreign currency denominated monetary assets and liabilities into the functional currency. Prior to conversion to the functional currency, these assets and liabilities are translated at currency exchange rates in effect on the balance sheet date. The effects of changes in currency exchange rates are reported in earnings and included in Foreign exchange loss, net in the consolidated statements of income. Currency forward contracts and options designated as hedges of the monetary assets and liabilities are also marked to market rates with the resulting gains and losses reported in the consolidated statements of income.

17. Related Party Transaction

The Company has an operating lease agreement for its head office, including land and a building, with a company owned by the family of the Company's founder, which includes the Company's chairman and representative director, a director, and certain managing officers. This lease agreement has an initial non-cancelable lease term to 2020 and requires a monthly rental payment of ¥106 million ($991 thousand) and a security deposit of ¥2,600 million ($24,299 thousand) which is refundable when the agreement expires. During the years ended March 31, 2005, 2004 and 2003, the Company paid ¥1,272 million ($11,888 thousand), in rental expense and the security deposit at March 31, 2005 and 2004 was ¥2,600 million ($24,299 thousand).

18. Commitments and Contingent Liabilities

The Company has commitments at March 31, 2005 of approximately ¥1,365 million ($12,757 thousand) related to contracts for construction of a new building in Komaki city.

The Company has commitments at March 31, 2005 of approximately ¥13,784 million ($128,822 thousand) related to contracts for outsourcing computer services through 2008. The contracts require an annual service fee of ¥4,676 million ($43,701 thousand) for the year ending March 31, 2006. The annual service fee will gradually decrease each year during the contract term to ¥4,518 million ($42,224 thousand) for 2008. The contract is cancelable at any time subject to a penalty of 15% of aggregate service fees payable for the remaining term of the contract.

The Company and certain of its subsidiaries are defendants in several pending lawsuits. However, based upon the information currently available to both the Company and its legal counsel, management of the Company believes that damages from such lawsuits, if any, would not have a material effect on the consolidated financial statements.

Concentration of Credit Risk

Financial instruments that potentially subject the Companies to concentrations of credit risk consist principally of short-term cash investments and trade receivables. The Companies place their short-term cash investments with high-credit-quality financial institutions. Concentrations of credit risk with respect to trade receivables, as approximately 75% of total sales are concentrated in Japan, are limited due to the large number of well-established customers and their dispersion across many industries. The Company normally requires customers to deposit funds to serve as security for ongoing credit sales.

Guarantees

The Company provides guarantees for bank loans of other companies. The guarantees for the other companies are made to ensure that those companies operate with less finance costs. The maximum payments in the event of default is ¥1,350 million ($12,617 thousand) at March 31, 2005. The carrying amounts of the liabilities recognized under those guarantees at March 31, 2005 were immaterial.

Bank loans of ¥784 million ($7,327 thousand) of an unaffiliated company were jointly and severally guaranteed by the Company and six other unaffiliated companies. According to an agreement between the seven companies, any loss on these guarantees is to be borne equally among the companies.

Product Warranties

The Companies issue contractual product warranties under which they generally guarantee the performance of products delivered and services rendered for a certain period or term. Changes in accrued product warranty cost for the year ended March 31, 2005 and 2004 are summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Balance at beginning of year	¥ 3,153	¥ 2,752	$ 29,467
Addition	2,683	4,188	25,075
Utilization	(3,527)	(3,787)	(32,963)
Balance at end of year	¥ 2,309	¥ 3,153	$ 21,579

19. Subsequent Events

On May 11, 2005, the Company management declared a plan to purchase the Company's shares, subject to approval at the general meeting of shareholders. The execution of the plan is at the Company's discretion with a maximum limit of ¥10,000 million ($93,458 thousand), or 4,000,000 shares, for the period up to the date of the June 2006 general meeting of shareholders.

Deloitte.

Deloitte Touche Tohmatsu
Osaka Kokusai Building
2-3-13, Azuchi-machi
Chuo-ku, Osaka 541-0052
Japan

Tel: +81 (6) 6261 1381
Fax: +81 (6) 6261 1238
www.deloitte.com/jp

Independent Auditors' Report

To the Board of Directors and Shareholders of OMRON Corporation

We have audited the accompanying consolidated balance sheets of OMRON Corporation and subsidiaries (the "Companies") as of March 31, 2005 and 2004, and the related consolidated statements of income, comprehensive income (loss), shareholders' equity, and cash flows for each of the three years in the period ended March 31, 2005, all expressed in Japanese yen. These financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Certain information required by Statement of Financial Accounting Standards No.131, "Disclosures about Segments of an Enterprise and Related Information," has not been presented in the accompanying consolidated financial statements. In our opinion, presentation concerning operating segments and other information is required for a complete presentation of the Company's consolidated financial statements.

In our opinion, except for the omission of segment information as discussed in the preceding paragraph, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of OMRON Corporation and subsidiaries as of March 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Our audits also comprehended the translation of Japanese yen amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2 to the consolidated financial statements. Such United States dollar amounts are presented solely for the convenience of readers outside Japan.

Deloitte Touche Tohmatsu

June 10, 2005

Member of
Deloitte Touche Tohmatsu

Global Network

EUROPE

Regional Headquarters
OMRON Europe B.V. (The Netherlands)
Phone: 31-23-5681300 Fax: 31-23-5681388

Industrial Automation Business
OMRON Electronics Ges.m.b.H. (Austria)
Phone: 43-1-80190-0 Fax: 43-1-804-48-46

OMRON Electronics N.V./S.A. (Belgium)
Phone: 32-2-4662480 Fax: 32-2-4660687

OMRON Electronics AG (Switzerland)
Phone: 41-41-748-13-13 Fax: 41-41-748-13-45

OMRON Electronics, Spol. S.r.o. (Czech Rep.)
Phone: 420-2-3460-2602 Fax: 420-2-3460-2607

OMRON Electronics G.m.b.H. (Germany)
Phone: 49-2173-6800-0 Fax: 49-2173-6800-400

OMRON Fabrikautomation G.m.b.H. (Germany)
Phone: 49-2103-203-3 Fax: 49-2103-203-400

OMRON Electronics A/S. (Denmark)
Phone: 45-4344-0011 Fax: 45-4344-0211

OMRON Electronics S.A. (Spain)
Phone: 34-91-37-77-9-00 Fax: 34-91-37-77-9-56

OMRON Electronics S.a.r.l. (France)
Phone: 33-1-56637000 Fax: 33-1-48559086

OMRON Electronics O.Y. (Finland)
Phone: 358-207-464-200 Fax: 358-207-464-210

OMRON Electronics KFT (Hungary)
Phone: 36-1-399-3050 Fax: 36-1-399-3060

OMRON Electronics SpA. (Italy)
Phone: 39-02-32681 Fax: 39-02-325154

OMRON Immobiliare S.r.l. (Italy)
Phone: 39-02-32681 Fax: 39-02-325154

OMRON Electronics Norway A/S. (Norway)
Phone: 47-22-657500 Fax: 47-22-658300

OMRON Electronics B.V. (The Netherlands)
Phone: 31-23-5681100 Fax: 31-23-5681188

OMRON Electronics Lda. (Portugal)
Phone: 351-21-942-9400 Fax: 351-21-941-7899

OMRON Electronics Sp. Z.o.o. (Poland)
Phone: 48-22-645-7860 Fax: 48-22-645-7863

OMRON Electronics A.B. (Sweden)
Phone: 46-8-632-3500 Fax: 46-8-632-3510

OMRON Electronics Ltd. (Turkey)
Phone: 90-216-474-0040 Fax: 90-216-474-0047

OMRON Electronics Ltd. (U.K.)
Phone: 44-19-0825-8258 Fax: 44-19-0825-8158

OMRON Electronics Manufacturing of Germany G.m.b.H. (Germany)
Phone: 49-7032-811-0 Fax: 49-7032-811-199

OMRON Manufacturing of The Netherlands B.V. (The Netherlands)
Phone: 31-73-6481811 Fax: 31-73-6420195

OMRON Yasukawa Motion Control B.V. (The Netherlands)
Phone: 31-23-5681400 Fax: 31-23-5681388

Retail Solution & Systems S.L. (Spain)
Phone: 34-91-312-0632 Fax: 34-91-329-1157

TechnoGR S.r.l (Italy)
Phone: 39-011-945-2041 Fax: 39-011-945-2090

OMRON Development And Engineering Netherlands B.V. (The Netherlands)
Phone: 31-736-481-811 Fax: 31-736-420-195

P3S Projects, Solutions, Systems, and Services S.L. (Spain)
Phone: 34-93-289-6600 Fax: 34-93-289-5064

Electronic Components Business
OMRON Electronic Components Europe B.V. (The Netherlands)
Phone: 31-23-5681200 Fax: 31-23-5681212

Automotive Electronic Components Business
OMRON Automotive Electronics UK Ltd. (U.K.)
Phone: 44-1384-405500 Fax: 44-1384-405508

OMRON Automotive Electronics Technology G.m.b.H. (Germany)
Phone: 49-711-686876-0 Fax: 49-711-686876-70

Healthcare Business
OMRON Medizintechnik Handelsgesellschaft G.m.b.H. (Germany)
Phone: 49-621-83348-8 Fax: 49-621-834-820

OMRON Healthcare Europe B.V. (The Netherlands)
Phone: 31-20-354-8200 Fax: 31-20-354-8201

OMRON Healthcare UK Ltd. (U.K.)
Phone: 44-1-273-495033 Fax: 44-1-273-495123

THE AMERICAS

Regional Headquarters
OMRON Management Center of America, Inc. (U.S.A.)
Phone: 1-847-884-0322 Fax: 1-847-884-1866

Industrial Automation Business
OMRON Electronics LLC. (U.S.A.)
Phone: 1-847-843-7900 Fax: 1-847-843-7787

OMRON Manufacturing of America, Inc. (U.S.A.)
Phone: 1-630-513-0400 Fax: 1-630-513-1027

OMRON Canada Inc. (Canada)
Phone: 1-416-286-6465 Fax: 1-416-286-6774

OMRON IDM Controls, Inc. (U.S.A.)
Phone: 1-713-849-2848Fax: 1-713-849-8900

OMRON Eletrő ica do Brasil Ltda. (Brazil)
Phone: 55-11-5564-6488 Fax: 55-11-5564-7751

Electronic Components Business
OMRON Electronic Components LLC. (U.S.A.)
Phone: 1-847-882-2288 Fax: 1-847-882-2192

Automotive Electronic Components Business
OMRON Automotive Electronics, Inc. (U.S.A.)
Phone: 1-630-443-6800 Fax: 1-630-443-6898

OMRON Dualtec Automotive Electronics Inc. (Canada)
Phone: 1-905-829-0136 Fax: 1-905-829-0432

OMRON Electronica Do Brasil Ltda. (Brazil)
Phone: 55-11-5564-6488 Fax: 55-11-5564-7751

Social Systems Business (Advanced Modules)
OMRON Systems LLC. (U.S.A.)
Phone: 1-847-843-0515 Fax: 1-847-843-7686

OMRON Transaction Systems, Inc. (U.S.A.)
Phone: 1-847-843-0515 Fax: 1-847-843-7686

OMRON Business Systemas Eletrő icos da America Latina Ltda. (Brazil)
Phone: 55-11-251-0073 Fax: 55-11-251-1053

Healthcare Business
OMRON Healthcare, Inc. (U.S.A.)
Phone: 1-847-680-6200 Fax: 1-847-680-6269

Other
OMRON Advanced Systems, Inc. (U.S.A.)
Phone: 1-408-727-6644 Fax: 1-408-727-5540

OMRON Finance Canada, Inc. (Canada)
Phone: 1-416-286-6465 Fax: 1-416-286-6774

ASIA-PACIFIC

Regional Headquarters
OMRON Asia Pacific Pte. Ltd. (Singapore)
Phone: 65-6835-3011 Fax: 65-6835-2711

Industrial Automation Business
OMRON Electronics Pte. Ltd. (Singapore)
Phone: 65-6547-6789 Fax: 65-6547-6766

OMRON Electronics Sdn. Bhd. (Malaysia)
Phone: 60-3-7623-6300 Fax: 60-3-7665-0078

OMRON Electronics Pty. Ltd. (Australia)
Phone: 61-2-9878-6377 Fax: 61-2-9878-6981

OMRON Electronics Ltd. (New Zealand)
Phone: 64-9-358-4400 Fax: 64-9-358-4411

OMRON Electronics Co., Ltd. (Thailand)
Phone: 66-2-937-0500 Fax: 66-2-937-0501

P.T. OMRON Electronics (Indonesia)
Phone: 62-21-8370-9555 Fax: 62-21-8370-9550

Electronic Components Business
OMRON Electronic Components Pte. Ltd. (Singapore)
Phone: 65-6446-7400 Fax: 65-6446-7411

OMRON Malaysia Sdn. Bhd. (Malaysia)
Phone: 60-3-7884-8000 Fax: 60-3-7884-8008

P.T. OMRON Manufacturing of Indonesia (Indonesia)
Phone: 62-21-897-0111 Fax: 62-21-897-0120

OMRON Electronic Components Co., Ltd. (Thailand)
Phone: 66-2-619-0292 Fax: 66-2-619-0624

OMRON Electronic Components Sdn. Bhd. (Malaysia)
Phone: 60-3-7623-6300 Fax: 60-3-7665-0078

Automotive Electronic Components Business
OMRON Automotive Electronics Korea, Co., Ltd. (Korea)
Phone: 82-2-850-5700 Fax: 82-2-859-1687

OMRON Automotive Electronics Co., Ltd. (Thailand)
Phone: 66-35-227-169 Fax: 66-35-227-167

Healthcare Business
OMRON Healthcare Singapore Pte. Ltd. (Singapore)
Phone: 65-6736-2345 Fax: 65-6736-2500

CHINESE ECONOMIC AREA

Regional Headquarters
OMRON (China) Co., Ltd. Headquarters (China)
Phone: 86-21-6841-2588 Fax: 86-21-6841-2788

OMRON (China) Group Co.,Ltd. (Hong Kong)
Phone: 852-2375-3827 Fax: 852-2375-1475

OMRON Corporation Beijing Office (China)
Phone: 86-10-5869-3232 Fax: 86-10-5869-3970

OMRON China Centtalised Procurement Center (China)
Phone: 86-755-2601-3666 Fax: 86-755-2698-3988

OMRON Electronics Asia LTD. (Hong Kong)
Phone: 852-2375-3827 Fax: 852-2375-1475

Industrial Automation Business
OMRON (China) Co., Ltd. (China)
Phone: 86-10-58693030 Fax: 86-10-58693815

OMRON (China) Co., Ltd., Shanghai Office (China)
Tel: 86-21-5037-2222 Fax: 86-21-5037-2200

OMRON Electronics (Guangzhou) Ltd. (China)
Tel: 86-20-8732-0508 Fax: 86-20-8732-1750

OMRON Electronics (Hong Kong) Ltd. (Hong Kong)
Phone: 852-2375-3827 Fax: 852-2375-1475

OMRON Taiwan Electronics Inc. (Taiwan)
Phone: 886-2-2715-3331 Fax: 886-2-2712-6712

OMRON Taiwan System Inc. (Taiwan)
Phone: 886-2-2375-2200 Fax: 886-2-2375-2233

OMRON Trading (Shanghai) Co., Ltd. (China)
Phone: 86-21-5046-0660 Fax: 86-21-5046-0998

OMRON Trading (Tianjin) Co., Ltd. (China)
Phone: 86-22-2420-7209 Fax: 86-22-2420-7217

OMRON Trading (Shenzhen) Co., Ltd. (China)
Phone: 86-755-8359-9028 Fax: 86-755-8359-9628

Shanghai OMRON Automation System Co., Ltd. (China)
Phone: 86-21-5854-0055 Fax: 86-21-5854-0614

OMRON (Shanghai) Co., Ltd.
Phone: 86-21-5854-0055 Fax: 86-21-5854-0614

OMRON (Shanghai) Control System Engineering Co., Ltd. (China)
Phone: 86-21-5131-9030 Fax: 86-21-5131-9040

Electronic Components Business
OMRON Electronic Components (H.K.) Ltd. (Hong Kong)
Phone: 852-2375-3827 Fax: 852-2375-1475

Shanghai OMRON Control Components Co., Ltd. (China)
Phone: 86-21-5854-0012 Fax: 86-21-5854-8413

OMRON Electronic Components (Shenzhen) Ltd. (China)
Phone: 86-755-8462-0000 Fax: 86-755-8462-1111

Tama Fine Opt Inc. (Taiwan)
Phone: 886-2-2321-9092 Fax: 886-2-2321-7169

Zhejiang OMRON Qiaoh Control Components Co., Ltd. (Taiwan)
Phone: 86-755-8462-0000 Fax: 86-755-8462-1111

Social Systems Business
OMRON Corporation Beijing Office, Social Systems Business (China)
Phone: 86-10-5869-3232 Fax: 86-10-5869-3970

Healthcare Business
OMRON(China) Co., Ltd. Shanghai Branch (Healthcare Business) (China)
Phone: 86-21-6351-9588 Fax: 86-21-6351-6300

OMRON Industry & Trade (Dalian) Co., Ltd. (China)
Phone: 86-411-8731-7201 Fax: 86-411-8731-7191

OMRON Dalian Co., Ltd. (China)
Phone: 86-411-8761-4222 Fax: 86-411-8762-8494

OMRON(Dalian) Co., Ltd. Research & Development Center (China)
Phone: 86-411-8476-8080 Fax: 86-411-8476-7299

OMRON Healthcare Taiwan Co., Ltd. (Taiwan)
Phone: 886-2-8712-0068 Fax: 886-2-8712-6006

JAPAN

Manufacturing
Mishima Systems Factory
Phone: 81-55-977-9000 Fax: 81-55-977-9080

Kusatsu Plant
Phone: 81-77-563-2181 Fax: 81-77-565-5588

Ayabe Office
Phone: 81-773-42-6611 Fax: 81-773-43-0661

Minakuchi Factory
Phone: 81-748-62-6851 Fax: 81-748-62-6854

Marketing
Osaki Office
Phone: 81-3-5435-2000 Fax: 81-3-5435-2030

Nagoya Office
Phone: 81-52-571-6461 Fax: 81-52-565-1910

Osaka Office
Phone: 81-6-6347-5800 Fax: 81-6-6347-5900

Fukuoka Office
Phone: 81-92-414-3200 Fax: 81-92-414-3201

Research and Development
Keihanna Technology Innovation Center
Phone: 81-774-74-2000 Fax: 81-774-74-2001

Industrial Automation Business
OMRON Izumo Co., Ltd.
Phone: 81-853-22-2212 Fax: 81-853-22-2396

OMRON Takeo Co., Ltd.
Phone: 81-954-23-4151 Fax: 81-954-23-4159

OMRON Aso Co., Ltd.
Phone: 81-967-22-1311 Fax: 81-967-22-3526

OMRON Kansai-Seigyo Corporation
Phone: 81-6-6347-1700 Fax: 81-6-6347-1705

Gyoden Corporation
Phone: 81-29-302-1211 Fax: 81-29-302-1222

OMRON Kyoto Taiyo Co., Ltd.
Phone: 81-75-672-0911 Fax: 81-75-681-4700

OMRON Technocult Co., Ltd.
Phone: 81-45-321-0471 Fax: 81-45-321-0473

OMRON Two Four Service Co., Ltd.
Phone: 81-3-5825-2320 Fax: 81-3-5825-2330

FA Techno Corporation
Phone: 81-3-5297-5223 Fax: 81-3-5297-5224

Electronic Components Business
OMRON Kurayoshi Co., Ltd.
Phone: 81-858-23-2121 Fax: 81-858-22-1355

OMRON Amusement Co., Ltd.
Phone: 81-586-62-7211 Fax: 81-586-62-7291

OMRON Sanyo Co., Ltd.
Phone: 81-869-55-1355 Fax: 81-869-55-6048

OMRON Relay & Devices Corporation
Phone: 81-968-44-4101 Fax: 81-968-44-4161

OMRON Taiyo Co., Ltd.
Phone: 81-977-66-4447 Fax: 81-977-67-5112

Tama Fine Opt. Co., Ltd.
Phone: 81-44-829-1641 Fax: 81-44-813-6415

Automotive Electronic Components Business
OMRON Iida Co., Ltd.
Phone: 81-44-829-1641 Fax: 81-44-813-6415

Social Systems Business
OMRON Field Engineering Co., Ltd.
Phone: 81-3-3448-8111 Fax: 81-3-3442-2269

OMRON Software Co., Ltd.
Phone: 81-75-352-7400 Fax: 81-75-352-7210

NishiNihon Field Engineering Co., Ltd.
Phone: 81-6-6348-1270 Fax: 81-6-6348-1923

OMRON Field Engineering Kyushu Co., Ltd.
Phone: 81-92-451-6748 Fax: 81-92-472-5136

OMRON Field Engineering Hokkaido Co., Ltd.
Phone: 81-11-281-5121 Fax: 81-11-281-0917

OMRON TAS Corporation
Phone: 81-3-5420-6611 Fax: 81-3-5420-6615

OMRON Software Kyushu Co., Ltd.
Phone: 81-96-352-8671 Fax: 81-96-352-8677

PiTaPa Goopas Co., Ltd.
Phone: 81-6-6252-1723 Fax: 81-6-6252-1727

Kinki Field Engineering Co., Ltd.
Phone: 81-6-4304-1122 Fax: 81-6-6768-8395

Social Systems Business (Advanced Modules)
OMRON Nohgata Co., Ltd.
Phone: 81-949-22-2811 Fax: 81-949-28-3046

Healthcare Business
OMRON Healthcare, Co., Ltd.
Phone: 81-75-322-9300 Fax: 81-75-322-9301

OMRON Matsusaka Co., Ltd.
Phone: 81-598-29-2715 Fax: 81-598-29-1207

Other
OMRON Finance Co., Ltd.
Phone: 81-75-344-7820 Fax: 81-75-344-7830

OMRON Network Applications Co., Ltd.
Phone: 81-75-361-2160 Fax: 81-75-361-7329

OMRON Marketing Co., Ltd.
Phone: 81-75-344-7048 Fax: 81-75-344-7059

OMRON Logistic Create Co., Ltd.
Phone: 81-6-6347-5891 Fax: 81-6-6347-5991

OMRON Credit Service Co., Ltd.
Phone: 81-75-241-2475 Fax: 81-75-256-6532

Human Renaissance Institute
Phone: 81-3-3438-0920 Fax: 81-3-3438-0921

Sanno Consulting Corp.
Phone: 81-3-5350-9291 Fax: 81-3-5350-9283

OMRON Personnel Service Co., Ltd.
Phone: 81-75-344-0901 Fax: 81-75-344-0902

OMRON Business Associates Co., Ltd.
Phone: 81-75-344-7359 Fax: 81-75-344-7265

OMRON Entertainment Co., Ltd.
Phone: 81-3-5728-1761 Fax: 81-3-5489-9310

Corporate and Stock Information

(As of March 31, 2005)

Head Office
Shiokoji Horikawa, Shimogyo-ku,
Kyoto 600-8530, Japan
Phone: 81-75-344-7000
Fax: 81-75-344-7001

Tokyo Head Office
3-4-10, Toranomon, Minato-ku,
Tokyo 105-0001, Japan
Phone: 81-3-3436-7170
Fax: 81-3-3436-7180

Osaka Office
16F Dojima AVANZA, 1-6-20 Dojima,
Kita-ku, Osaka 530-0003, Japan
Phone: 81-6-6347-5800
Fax: 81-6-6347-5900

Keihanna Technology Innovation Center
9-1-1, Kizugawadai, Kizu-cho, Soraku-gun,
Kyoto 619-0283, Japan
Phone: 81-774-74-2000
Fax: 81-774-74-2001

Date of Establishment
May 10, 1933

Industrial Property Rights
Number of patents:
2,645 (Japan)
1,882 (Overseas)
Number of patents pending:
4,537 (Japan)
1,698 (Overseas)

Number of Employees
24,904

Paid-in Capital
¥64,100 million

Common Stock
Authorized: 487,000,000 shares
Issued: 249,121,372 shares
Number of shareholders: 30,947

Stock Listings
Osaka Securities Exchange
Tokyo Stock Exchange
Nagoya Stock Exchange
Frankfurt Stock Exchange

Ticker Symbol Number
6645

Transfer Agent
The Mitsubishi Trust and Banking Corporation
1-4-5, Marunouchi, Chiyoda-ku,
Tokyo 100-8212, Japan

Depositary and Transfer Agent for American Depositary Receipts
JPMorgan Chase Bank
270 Park Avenue, New York, NY
10017-2070, U. S. A.
ADR Holder Contact:
JPMorgan Service Center
P. O. Box 43013
Providence, RI 02940-3013
Phone : 781-575-5328
Fax : 781-575-4082
General E-mail: adr@jpmorgan.com

Homepage
http://www.omron.co.jp (Japanese)
http://www.omron.com (English)

Common Stock Price Range/ Trading Volume (Osaka Securities Exchange)



(Yen)
4,000
3,000
2,000
1,000
0
(Yen)
40,000
30,000
20,000
10,000
0
1Q 2Q 3Q 4Q
FY1995
FY1996
FY1997
FY1998
FY1999
FY2000
FY2001
FY2002
FY2003
FY2004

Price range of common tock (left axis) Adjusted average for Nikkei 225 stocks (right axis)



(Shares)
50,000,000
40,000,000
30,000,000
20,000,000
10,000,000
0
1Q 2Q 3Q 4Q
FY1995
FY1996
FY1997
FY1998
FY1999
FY2000
FY2001
FY2002
FY2003
FY2004

Trading volume

Ownership and Distribution of shares



(%)
100
80
60
40
20
0
19.9%
21.0%
21.5%
23.6%
30.9%
34.4%
5.4%
0.7%
50.4%
4.5%
0.5%
43.1%
4.3%
1.0%
38.9%
FY'02
FY'03
FY'04

Financial Institutions
Securities Firms
Other Corporations
Foreign Institutions and Individuals
Individuals and Others

Yearly High and Low Prices

Yen

	FY1995	FY1996	FY1997	FY1998	FY1999	FY2000	FY2001	FY2002	FY2003	FY2004
High	¥ 2,700	¥ 2,380	¥ 2,810	¥ 2,220	¥ 3,360	¥ 3,180	¥ 2,515	¥ 2,080	¥ 2,740	¥ 2,880
Low	1,520	1,720	1,790	1,070	1,501	1,745	1,395	1,341	1,658	2,220

OMRON Corporation
Shiokoji Horikawa, Shimogyo-ku, Kyoto 600-8530, Japan
Phone: 81-75-344-7000 Fax: 81-75-344-7001
Homepage: http://www.omron.co.jp (Japanese)
http://www.omron.com (English)

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